NovaGold Resources Inc.
NI 43-101 Technical Report on Resources
Ambler Project
Arctic Deposit, Alaska

Prepared for:

NovaGold Resources Inc.
Suite 2300-200 Granville St.
Vancouver, B.C., V6C 1S4

Prepared by:

7175 W. Jefferson Ave., Suite 3000
Lakewood, CO 80235

Project Reference No:
168401

Effective Date: January 31, 2008
Report Date: February 12, 2008

Contributors: Dorinda K. Bair, BSc Geology James Beck, P.E., CHMM Alva Kuestermeyer, MS Mineral Economics, SME Nick Michael BS Mining, MBA	Qualified Persons: Dr. Neal Rigby, CEng, MIMMM, PhD Russ White, P. Geo

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Table of Contents

SUMMARY (ITEM 3)				I
1	INTRODUCTION AND TERMS OF REFERENCE (ITEM 4)			1-1
	1.1	Project Overview		1-1
	1.2	Terms of Reference and Purpose of the Report		1-1
	1.3	Qualifications of Consultant (SRK)		1-1
	1.4	Reliance on Other Experts (Item 5)		1-2
		1.4.1	Sources of Information	1-2
	1.5	Effective Date		1-2
2	PROPERTY DESCRIPTION AND LOCATION (ITEM 6)			2-1
	2.1	Property Location		2-1
	2.2	Mineral Tenure		2-1
		2.2.1	Agreements	2-1
	2.3	Environmental Liabilities		2-2
	2.4	Permits		2-3
3	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (ITEM 7)			3-1
	3.1	Access to Property		3-1
	3.2	Climate		3-1
	3.3	Physiography		3-1
	3.4	Infrastructure		3-2
		3.4.1	Camp Facilities and Airstrip	3-2
	3.5	Support Labor		3-2
4	HISTORY (ITEM 8)			4-1
	4.1	Historical Testwork		4-2
		4.1.1	1995 Testwork	4-3
		4.1.2	Historical Exploration	4-4
	4.2	Historical Drilling		4-5
	4.3	Historical Geophysics		4-5
	4.4	Historical Resource Estimates		4-5
5	GEOLOGIC SETTING (ITEM 9)			5-1
	5.1	Regional Geology		5-1
		5.1.1	Terrane Descriptions	5-1
		5.1.2	Regional Tectonic Setting	5-2
	5.2	District/Property Geology		5-2
		5.2.1	General Description of the Stratigraphy of the District	5-3
	5.3	Deposit Geology		5-4
		5.3.1	Local Lithology	5-4
		5.3.2	Alteration	5-5
	5.4	Structure		5-5
6	DEPOSIT TYPE (ITEM 10)			6-1
	6.1	Exploration Target		6-2
7	MINERALIZATION (ITEM 11)			7-1

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8	EXPLORATION (ITEM 12)			8-1
	8.1	Drilling		8-1
	8.2	Regional Mapping		8-1
	8.3	Regional Geochemistry		8-1
	8.4	Geophysics		8-1
	8.5	Portable Infrared Mineral Analyzer (PIMA) Data		8-1
	8.6	Oriented Core		8-2
9	DRILLING (ITEM 13)			9-1
	9.1	Drill Program and Objectives		9-1
	9.2	Drill Results		9-2
10	SAMPLING METHOD AND APPROACH (ITEM 14)			10-1
11	SAMPLE PREPARATION, ANALYSES AND SECURITY (ITEM 15)			11-1
	11.1	Pre-1998 Assay Reruns		11-1
	11.2	Reliability of Results		11-2
12	DATA VERIFICATION (ITEM 16)			12-1
	12.1	Data Acquisition and Verification		12-1
		12.1.1	NovaGold Verification	12-1
		12.1.2	SRK Verification	12-1
13	ADJACENT PROPERTIES (ITEM 17)			13-1
	13.1	Sun Prospect		13-1
	13.2	Smucker Prospect		13-1
	13.3	Bornite Property		13-1
14	MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 18)			14-1
	14.1	Metallurgical Testwork		14-1
		14.1.1	1998–1999 Testwork	14-1
15	MINERAL RESOURCE ESTIMATE (ITEM 19)			15-1
	15.1	Resource Estimation		15-1
		15.1.1	Drillhole Database	15-1
		15.1.2	Univariate Statistics	15-1
		15.1.3	Geology	15-2
		15.1.4	Compositing	15-2
		15.1.5	Specific Gravity	15-2
		15.1.6	Variogram Analysis and Modeling	15-4
		15.1.7	Resource Classification	15-5
		15.1.8	Mineral Resource Statement	15-6
		15.1.9	Resource Potential	15-6
16	ADDITIONAL REQUIREMENTS FOR DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES (ITEM 25)			16-1
17	OTHER RELEVANT DATA AND INFORMATION (ITEM 20)			17-1
18	INTERPRETATION AND CONCLUSIONS (ITEM 21)			18-1
19	RECOMMENDATIONS (ITEM 22)			19-1
20	REFERENCES (ITEM 23)			20-1
21	GLOSSARY			21-1
	21.1	Mineral Resources & Reserves		21-1

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	21.2	Glossary	21-2
	21.3	Units of Measure and Abbreviations	21-3
22	DATE AND SIGNATURE PAGE (ITEM 24)		13

List of Tables

Table 1.3.1: Key Project Personnel	1-2
Table 4.4.1: Historical Resource Estimate - 1990	4-5
Table 10.1: Selected Significant Intervals with True Thickness Estimates	10-2
Table 11.1.1: Pre-1998 Pulp Rerun Comparisons	11-1
Table 13.1.1: Historical Anaconda Resource Estimate 1977	13-1
Table 14.1.1.1: Summary of Metallurgical Test Programs	14-1
Table 15.1.2.1: Drillhole Assay Statistics	15-1
Table 15.1.5.1: Historical Specific Gravity Data Statistics – Arctic Deposit: 1998–2004	15-3
Table 15.1.5.2: Specific Gravity Measurements Categorized by Rock Type	15-4
Table 15.1.6.1: Estimation Parameters	15-5
Table 15.1.6.2: Gross Metal Value (GMV) Parameters	15-5
Table 15.1.8.1: Arctic Deposit Resources at $100GMV Cut-off	15-6
Table 21.2.1: Definitions of Terms	21-2
Table 21.3.1: Units of Measure and Abbreviations	21-4

List of Figures

Figure 2-1:	Regional Location Map	2-4
Figure 2-2:	Claim Map 1	2-5
Figure 2-3:	Claim Map 2	2-6
Figure 2-4:	Prospect Location Map	2-7
Figure 3-1:	Ambler Area Location Map	3-3
Figure 3-2:	Project Location Map	3-4
Figure 5-1:	Terrain Map 1	5-7
Figure 5-2:	Terrain Map 2	5-8
Figure 5-3:	Tectonic Evolution	5-9
Figure 5-4:	Geologic Map of the Ambler Project	5-10
Figure 15-1:	Drillhole Location Map (Grid, 10m Contour)	15-7

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Figure 15-2:	Typical Cross-Section Looking Northeast at XS600NE	15-8
Figure 15-3:	Typical Cross-Section Looking Northwest at XS600NW	15-9
Figure 15-4:	Grade-tonnage Curve for the Project	15-10

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Summary (Item 3)

SRK Consulting (US), Inc. (SRK) was commissioned by NovaGold Resources Inc. (NovaGold) to prepare an independent Technical Report on Resources (Technical Report) of the Ambler Project (the Project) located in Alaska. This Technical Report has been prepared in general accordance with the guidelines provided by the National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects. This assessment is a preliminary resource estimate of the contained resources at the Project.

Property Description and Location

The Project consists of the Arctic volcanogenic massive sulfide (VMS) deposit located in the southern Brooks Range of northwestern Alaska in the Northwest Arctic Borough. The Project is geographically isolated with no roads accessing the site and no existing power generating infrastructure in the region.

The Project is located in the Ambler District, in the southern Brooks Range of northwestern Alaska at geographic coordinates N67.17º latitude and W156.38º longitude. Work is performed at the site using Universal Transverse Mercator (UTM) North American Datum (NAD) 1927 Zone 4. The center of the Project area is 263km east of the town of Kotzebue, 29km north of the village of Kobuk, 260km west of the Dalton Highway and 480km northwest of Fairbanks. The current size of the property is approximately 65km long x 8km wide and comprises a total of 36,750ha.

Ownership

Kennecott Exploration Company, Kennecott Arctic Company (collectively Kennecott) and Alaska Gold Company are parties to a joint venture agreement on the Project effective March 23, 2004. In this agreement, NovaGold may earn up to 51% in the Project subject to the completion by NovaGold of the following:

  Performance of certain environmental mitigation efforts within the Ambler District;

  Execution of exploration programs resulting in expenditures of at least US$5,000,000 over the first five years of the Project;

  Delivery to Kennecott by March 23, 2016 of a Pre-Feasibility Study with a positive rate of return using a discount rate of 10%;

  Obtainment of an executed Memorandum of Understanding (MOU) with critical Alaskan stakeholder groups; and

  Expenditures in total of US$20,000,000 prior to March 23, 2016 over a 12-year period.

As of August 2007, NovaGold had achieved the first two requirements of the Joint Venture agreement. Exploration programs in excess of the minimum requirement have been completed, and NovaGold has addressed identified environmental concerns associated with the former Kennecott-operated Arctic camp, the Arctic airstrip and the Picnic Creek campsite.

NovaGold is manager of the project through to the completion of a final feasibility study, at which time Kennecott has a one-time option to acquire an extra 2% interest in the project from NovaGold and assume the management of construction and operation of the mine by making a one-time payment to NovaGold equivalent to 4% of the project's net present value.

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Geology and Mineralization

Rocks that form the Ambler schist belt consist of a lithologically diverse sequence of lower, Paleozoic, possibly Devonian age, carbonate and siliciclastic strata with interlayered mafic lava flows and sills. The clastic strata, derived from terrigenous continental and volcanic sources, were deposited primarily by mass-gravity flow into the sub-wavebase environment of an extending marginal basin.

NovaGold’s work shows that the Ambler sequence underwent two periods of intense, penetrative deformation. Sustained upper greenschist-facies metamorphism with coincident formation of a penetrative schistosity and isoclinal transposition of bedding marks the first deformation period. Pervasive similar-style folds on all scales deform the transposed bedding and schistosity, defining the second event. At least two later non-penetrative compressional events deform these earlier fabrics. NovaGold’s observations of the structural and metamorphic history of the Ambler District are consistent with current tectonic evolution models for the schist belt, based on the work of others elsewhere in southern Brooks Range (Gottschalk and Oldow, 1988; Till et al., 1988; Vogl et al., 2002).

The mineralization at the Project and within the Ambler District consists of Devonian age, polymetallic (Zn-Cu-Pb-Ag) VMS occurrences. VMS deposits are formed by and associated with sub-marine volcanic-related hydrothermal events. These events are related to spreading centers such as fore arc, back arc or mid-ocean ridges. VMS deposits are often stratiform accumulations of sulfide minerals that precipitate from hydrothermal fluids on or below the seafloor. These deposits are found in association with volcanic, volcaniclastic and/or siliciclastic rocks. They are classified by their depositional environment and associated proportions of mafic and/or felsic igneous rocks to sedimentary rocks.

Mineralization occurs as stratiform semi-massive to massive sulfide beds. The sulfide beds average 4m thick but vary from less than 1m to 18m thick. The bulk of the mineralization is within four zones located between two thrust faults, the upper Warm Springs Thrust and the Lower Thrust. A smaller fifth zone is located below the Lower Thrust. All of these zones are within an area of roughly 1km2, with average zone length ranging from 600m to 850m and width ranging from 350m to 700m. Depths of known mineralization extend to approximately 250m below the surface. Host rocks are primarily graphitic chlorite schists and fine-grained quartz sandstones.

Exploration

Exploration on the Project was intermittent between the discovery of Arctic in 1965 through to 1998. From 1998 until 2003, there was no work performed on the Project. NovaGold entered into negotiations with Kennecott to explore its Ambler land position in mid 2003. Negotiations were completed and a joint venture agreement signed on March 23, 2004. Since 2004, NovaGold has been performing project level and regional mapping, drilling, geophysics and geochemical surveys.

While efforts during 2004 and 2005 were directed at drilling and delineating the Project, work in 2006 was focused on exploration for new, nearby resources within the claim block. These activities included mapping, drilling, regional geochemistry and geophysics at the COU, Sun, Dead Creek and Red prospects. This work was undertaken to expand the resource potential and to better understand the Project area. This exploration effort was focused both northwest and

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southeast of the Project, along structure, and covering approximately 18km. Drilling targets are chosen based on a combination of geophysics, geochemistry and mapping information.

Exploration activities at Arctic have been performed within industry standards using appropriate models and techniques for a VMS target. SRK agrees with the techniques used at this project.

Conclusions

The Arctic deposit is a high-grade, volcanic massive sulfide deposit with excellent potential but logistical challenges.

The following presents the interpretations and conclusions of this Technical Report:

•	Geology;

o

Geologic interpretations by NovaGold geologists show a complexly folded and potentially faulted deposit. Based on the widely spaced data available, the current resource model omits these complexities due to lack of correlatable data. However, volumetrically this resource estimate should be representative based on the available samples. The resource estimate has been completed based on industry standards for this type of deposit with this level of sample spacing.

•	Resource;

o

The mineral resources have been classified using logic consistent with the CIM definitions incorporated in NI 43-101. The mineralization of the Project satisfies sufficient criteria to be classified into Indicated and Inferred resource categories, and

	o	Further exploration is required to upgrade the resources thus far identified.

Recommendations

The findings of this Technical Report provide compelling arguments to advance the evaluation of the Project to the pre-feasibility stage.

Additional activities in support of a pre-feasibility assessment include the following, together with indicative costs:

  Environmental Assessment                            US$500,000

  Exploration and Drilling                                US$2,000,000

  Metallurgical Testwork                                    US$400,000

  Pre-feasibility Report                                        US$200,000

Given the amount of work performed on the project, additional activities are required to confirm previous work and further define the development scheme.

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1 Introduction and Terms of Reference (Item 4)

1.1 Project Overview

SRK Consulting (US), Inc. (SRK) was commissioned by NovaGold Resources Inc. and Alaska Gold Company (collectively NovaGold), a wholly-owned subsidiary of NovaGold Resources Inc., to prepare an independent Technical Report on Resources (Technical Report) of the Ambler Project (the Project) located in Alaska.

The Project is a volcanogenic massive sulfide (VMS) deposit located in the southern Brooks Range of northwestern Alaska in the Northwest Arctic Borough. The Project is geographically isolated with no roads accessing the site and no existing power-generating infrastructure in the region.

1.2 Terms of Reference and Purpose of the Report

This Technical Report is intended for the use of NovaGold to further the evaluation of the Project by providing an audit of the mineral resource estimates, a classification of resources in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification system and an evaluation of the property. This Technical Report includes the potential mining of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Therefore, the term “mineable resource” is used in lieu of “reserves” to describe mineable quantities in this report.

NovaGold may also use this Technical Report for any lawful purpose to which it is suited. This Technical Report has been prepared in general accordance with the guidelines provided by the National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects.

The metric (SI System) units of measure are used in this report unless otherwise noted. Analytical results are reported as a percentage of chemical element or as parts per million (ppm).

A glossary of terms used in this report can be found in Section 21 of this report.

1.3 Qualifications of Consultant (SRK)

The SRK Group comprises over 750 staff offering expertise in a wide range of resource engineering disciplines. The SRK Group’s independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. This permits SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues. SRK has a demonstrated record of accomplishment in undertaking independent assessments of mineral resources and mineral reserves, project evaluations and audits, technical reports and independent evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

This report has been prepared based on a technical and economic review by a team of consultants sourced principally from the SRK Group’s Denver, US office. These consultants are specialists in the fields of geology, exploration, mineral resource and mineral reserve estimation and classification, underground mining, mineral processing and mineral economics.

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Neither SRK nor any of its employees and associates employed in the preparation of this report has any beneficial interest in NovaGold. SRK will be paid a fee for this work in accordance with normal professional consulting practice.

The individuals who have provided input to this Technical Report have extensive experience in the mining industry and are members in good standing of appropriate professional institutions. Russ White, P.Geo. visited the Project property on May 16, 2007 and is the independent Qualified Person (QP) within the meaning of NI 43-101 for the preparation of the Section 15 of this report. Dr. Neal Rigby, CEng, MIMMM, PhD is the independent QP for the preparation of the overall report. Dr. Neal Rigby has not visited the Project site. The key project personnel contributing to this report are listed in Table 1.3.1. The Certificate of Author of each QP is provided in Appendix A.

Table 1.3.1: Key Project Personnel

Name	Discipline
Dr. Neal Rigby, CEng, MIMMM, PhD	QA/QC, QP
Russ White, P.Geo.	Geology and Resources, QP
Dorinda K. Bair, BSc Geology	Geology
James Beck P.E. CHMM	Environmental
Alva Kuestermeyer, MS Mineral Economics, SME	Metallurgy and Process
Nick Michael BS Mining, MBA	Project Management

1.4 Reliance on Other Experts (Item 5)

SRK’s opinion contained herein is based on information provided to SRK by NovaGold throughout the course of SRK’s investigations. The sources of information include data and reports supplied by NovaGold personnel as well as documents in Section 20.

For the purposes of the estimation of mineral resources for this Technical Report, SRK has relied on information and data compiled and provided by NovaGold.

The Qualified Persons preparing and supervising this Technical Report have not relied on a report, opinion or statement of a legal or other expert, who is not a qualified person for information concerning legal, environmental, political or other issues and factors relevant to this Technical Report.

1.4.1 Sources of Information

The background studies and additional references for this Technical Report are listed in Section 20. SRK has reviewed the project data and, where appropriate, incorporated the results into this Technical Report. SRK used its experience to determine if the information from previous reports was suitable for inclusion in this Technical Report and adjusted information that required amending. Revisions to previous data were based on research, recalculations and information from other projects. The level of detail used was appropriate for this level of study.

1.5 Effective Date

The effective date of this report is January 31, 2008.

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2 Property Description and Location (Item 6)

2.1 Property Location

The Project is located in the Ambler District (Figure 2-1), in the southern Brooks Range of northwestern Alaska at geographic coordinates N67.17º latitude and W156.38º longitude. Work is performed at the site using Universal Transverse Mercator (UTM) North American Datum (NAD) 1927 Zone 4. The center of the Project area is 263km east of the town of Kotzebue, 29km north of the village of Kobuk, 260km west of the Dalton Highway and 480km northwest of Fairbanks. The current size of the property is approximately 65km long x 8km wide and comprises a total of 36,750ha.

2.2 Mineral Tenure

The Project land tenure consists of 1,230 contiguous claims, including 789 40-acre State claims, 347 160-acre State claims, 79 40-acre State select claims, 15 20-acre Federal claims, and 272 acres of Federal patented land. These claims are shown in Figures 2-2 and 2-3 and are listed in Appendix B. These claims are listed and recorded in acres since this is the unit of land measure in the United States of America. Twenty acres is equivalent to 8ha, 40 acres is equivalent to 16ha and 160 acres is equivalent to 65ha. The Federal patented claim corners at the Project were located by U.S. Government Surveys (USGS). NovaGold has used some of these points along with USGS benchmarks to survey drill collars in the district with an Ashtech ProMark2 Global Positioning System (GPS) unit. A third-party survey of drill collars has not been performed on the property. Rent for each claim is paid annually to the Alaska Department of Natural Resources. The Project is located near the southern edge of the center of the claim block. Mineralization is interpreted to extend west and east and potentially north of the project area and is covered by claims in these directions.

In 1971, the United States Congress passed the Alaska Native Claims Settlement Act (ANCSA) which settled land and financial claims made by the Alaska Natives and provided for the establishment of 13 regional corporations to administer those claims. These are known as the Alaska Native Regional Corporations (ANCSA Corporations). One of these 13 regional corporations is Northwest Alaskan Native Association (NANA) Regional Corporation. Lands controlled by NANA bound the southern border of the claim block. In addition, the northern property border is within 25km of National Park lands.

The Ambler District contains many mineralized prospects and two known significant deposits, in addition to the Project. The first prospect, located west of the Project, is the Smucker deposit. Smucker is owned by Teck Cominco Limited (Teck Cominco) and is currently in target delineation. The second prospect, the Sun deposit, is owned by Andover Ventures Inc. (Andover) and is in the process of resource definition. These two prospects are shown in Figure 2-4 where they are identified as Smucker and Sun. Figure 2-4 also shows the location of all the known prospects in the Ambler District including Sunshine Creek, CS, Bud, Horse Creek, Cliff, Dead Creek, Kogo, Red, BT and Tom Tom. The Ruby Creek deposit near Bornite located southwest of the Project is held by NANA.

2.2.1 Agreements

Kennecott Exploration Company, Kennecott Arctic Company (collectively Kennecott) and Alaska Gold Company are parties to a joint venture agreement on the Project effective March 23,

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2004. In this agreement, NovaGold may earn up to 51% in the Project subject to the completion by NovaGold of the following:

  Performance of certain environmental mitigation efforts within the Ambler District;

  Execution of exploration programs resulting in expenditures of at least US$5,000,000 over the first five years of the Project;

  Delivery to Kennecott by March 23, 2016 of a Pre-Feasibility Study with a positive rate of return using a discount rate of 10%;

  Obtainment of an executed Memorandum of Understanding (MOU) with critical Alaskan stakeholder groups; and

  Expenditures in total of US$20,000,000 prior to March 23, 2016 over a 12-year period.

As of August 2007, NovaGold had achieved the first two requirements of the joint venture agreement. Exploration programs in excess of the minimum requirement have been completed, and NovaGold has addressed identified environmental concerns associated with the former Kennecott-operated Arctic camp, the Arctic airstrip and the Picnic Creek campsite.

To the extent that portions of the Project lands are situated on or proximal to lands owned by Native Alaskan corporations or village groups and/or activities associated with possible mining (e.g., transportation, etc.) which have the potential to effect these stakeholder groups lands or subsistence areas, the Project proponent will be required to establish a MOU with these groups that defines the components of the operation and how it will interact with interests of these groups.

NovaGold is manager of the project through to the completion of a final feasibility study, at which time Kennecott has a one-time option to acquire an extra 2% interest in the project from NovaGold and assume the management of construction and operation of the mine by making a one-time payment to NovaGold equivalent to 4% of the project's net present value.

2.3 Environmental Liabilities

To date, the Ambler District has been the subject of various early stage exploration programs. However, there has been no actual mine development or production within the Project area boundaries, and no evidence of mine workings or mill tailings is present on the property.

In conjunction with the fulfillment of one of the requirements of the aforementioned joint venture agreement, NovaGold (in 2004) completed certain environmental mitigation programs to include removal of materials and debris associated with historical exploration activities within the Ambler District. The joint venture agreement indemnifies NovaGold with respect to any pre-existing Kennecott or Bear Creek Mining Company (BCMC) environmental liabilities present prior to execution of the agreement. In addition, there are no indications of any known environmental impairment or enforcement actions associated with NovaGold’s activities to date. As a result, NovaGold has not incurred any outstanding environmental liabilities in conjunction with its entry into the joint venture agreement. Thus, further development of the Project would not be burdened with any legacy of environmental issues. Prior to approximately 1987, BCMC was the exploration subsidiary of Kennecott.

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2.4 Permits

Various permits are required during the exploration phase of the Project. The permit for exploration on the property, the State of Alaska Annual Hardrock Exploration Permit, is initially obtained and thereafter renewed annually through the Alaska Department of Natural Resources – State Division of Mining, Land and Water (Alaska DNR). NovaGold holds a current exploration permit in good standing with the Alaska DNR, and has done so each year since 2004. In addition, since the property is situated within the Northwest Arctic Borough, a Title 9 permit is required for transportation of personnel by air over Borough lands. NovaGold held this permit in good standing during the 2004, 2005, and 2006 seasons and renewed this permit for the 2007 exploration season.

A number of statutory reporting and payments are required to maintain the claims in good standing on an annual basis. Additional permits will be necessary to carry out environmental baseline studies and detailed engineering studies as the Project moves closer to development.

The Project will require multiple permits from regulatory agencies and other entities at the Federal, State and local (Borough) levels. Due to the preliminary stages of this Project, it is difficult to assess what specific permitting requirements will ultimately apply to the Project.

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Location Map of the Arctic Deposit, NW Alaska.
Noatak River
Noatak
Arctic Deposit
Shungnak River
River
Kogoluktuk River
River
Kobuk River
Ambler
Ambler
Kiana
Kotzebue
Shungnak
Kobuk
Mauneluk
Kobuk River
Noorvik
Selawik River
Kotzebue
Sound
Dearing
Buckland
Seward
Peninsula
Huslia
USSR
USA
Location Map
Kotzebue
Alaska Pipeline Road
Arctic Circle
Fairbanks
Anchorage
UNITED STATES
CANADA
50km

SRK Consulting
Engineers and Scientists

Arctic,
Kobuk, AK

Regional Location Map

SRK Job No.: 168401

File Name: Figure 2-1

Source: Alaska Gold Company

Date: 07/24/07 | Approved: DKB | Figure: 2-1

Ambler Project Claims
Smucker
Bornite
Arctic
Dahl Creek Camp
Kobuk
Shungnak
SUN
REDSTONE RIVER
AMBLER RIVER
BEAVER CREEK
Legend
Cities
Populated Places
Recording Offices
State Mining Claim
State Prospecting Site
State Mining Lease
State Offshore Per or Lse
Federal Mining Claim
Mineral Order
Mineral Order
Leasehold Location
Leasehold Location
DGGS Outlines
Township Grid
Section Grid
Highways
Major Roads
Secondary Roads
Airports/Runways USGS
Airports/Runways USGS
Trails
Trans-Alaska Pipeline
Railroads 63,360
Hydro 63,360
Hydro 63,360
Major Lakes
Major Lakes
Mjor Rivers
Mjor Rivers
Alaska Coast 63,360
Alaska Coast Simplified
World Outline

6 miles

SRK Consulting Engineers and Scientists	Arctic, Kobuk, AK	Claim Map 1		
SRK Job No.: 168401				
File Name: Figure 2-2.doc	Source: Alaska Gold Company	Date: 07-25-07	Approved: DKB	Figure: 2-2

Claim Boundary Map
Ambler Project
Arctic Deposit
Smucker
Arctic
Simplified Regional Geology
Geology, Hitzman et al., 1982
CzMzg, Gabbro Plugs
Dab, Meta-Pillow Basalt
Dam, Marble
Dbcm, Marble (Cherty)
Dbcp, Phillite
Dbs, Rhyolite Porphry
Dgn, Granitic Gniess
Dr, Spacely Porphyritic Rhyolite
Dsf, Felsic Schist
PzKc, Metasandstone and Metaconglomerate
PzKd, Dolomite, Marble and Chloritic Dolomite
PzKm, Coarse Grey Marble
PzKq, Quartzite
PzKs, Pelitic Schist
PzKsc, Calc-Schist
Pzag, Anirak Schist, Greenstone and Greenschist
Pzas, Anirak Schist, Pelitic Schist
Pzasc, Anirak Schist, Calc Schist
Pzg, Greenstone and Metabasite
Pzm, Massive to Banded Marble
Pzmg, Mauneluk Schist, Porphyroblastic greenstone and green
Pzmm, Mauneluk Schist, Quartzose marble
Pzms, Mauneluk Schist, Porhyroblastic Pelitic Schist
Pzsc, Micaceous Calc-schist
Qsu, Quaternary Surficial Deposits
N
S
E
W
10 5 0 10 Kilometers
580000
590000
600000
610000
620000
630000
640000
7480000
7470000
7460000
7450000
7440000
7430000

SRK Consulting — Engineers and Scientists	Arctic, Kobuk, AK	Claim Map 2
SRK Job No.: 168401	Source: Alaska Gold Company	
File Name: Figure 2-3		Date: 02/15/08 — Approved: DKB — Figure: 2-3

157°
156°
155°
67°
Major Volcanogenic Deposits
Volcanogenic Prospects
Carbonate Hosted Copper Prospects
Smucker
Ambler
Horse Creek
Cliff
Sunshine
Creek
Bud/
CS
Dead
Creek
Kogo
Arctic
Red
Tom-Tom
Z
BT
Sun
BROOKS RANGE
Ambler River
Aurora
Mtn.
Pardner
Hill
Ruby
Creek
Kogoluktuk
River
Mauneluk
River
COSMOS HILLS
ANGAYUCHAM MOUNTAINS
Beaver
Creek
N
0 10 20 30 km

SRK Consulting — Engineers and Scientists	Arctic, Kobuk, AK	Prospect Location Map		
SRK Job No.: 168401				
File Name: Figure 2-4.doc	Source: Hitzman et al.	Date: 07-25-07	Approved: DKB	Figure: 2-4

NovaGold Resources Inc.	3-1
Ambler Project	NI 43-101 Technical Report on Resources

3 Accessibility, Climate, Local Resources, Infrastructure and Physiography (Item 7)

3.1 Access to Property

There is no developed surface access to the Project area. Primary access is by air using both fixed wing aircraft and helicopters. There are four well maintained, approximately 1,500m-long gravel airstrips capable of accommodating charter aircraft. These airstrips are located 66km west at Ambler, 46km southwest at Shungnak, 36km southwest at Kobuk and 32km southwest at Dahl Creek (Figure 3-1). Smaller and lesser-maintained dirt airstrips include the 700m-long Bornite airstrip 27km southwest of the Project and the 518m-long Arctic airstrip located 13km southwest at the abandoned Shungnak River Camp in the Ambler Lowlands. From these points of fixed wing access, helicopter use is required to access the Project site and transport personnel, equipment and supplies. A one-lane dirt track (Figure 3-2) suitable for high-clearance vehicles or construction equipment links the project site to the Shungnak River Camp and the Arctic airstrip.

River access to Ambler, Shungnak and Kobuk by barge is occasionally possible via the Kobuk River from Kotzebue Sound via Hotham Inlet (Figure 2-1). High water during seasonal runoff is necessary for successful navigation of this route since the Kobuk River is commonly shallow and impassible upstream of the village of Ambler.

The center of the Project area is 263km east of the town of Kotzebue, 36km northeast of the village of Kobuk, 260km west of the Dalton Highway, and 480km northwest of Fairbanks. All distances are direct by air. The current size of the property is approximately 65km long x 8km wide and comprises a total of 36,750ha. The village of Kobuk, population 111 (2003) is located 36km away and is accessible by fixed wing aircraft.

3.2 Climate

The climate in the Ambler District is typical of a sub-arctic environment. The exploration season for the Project is from late May until late September. Weather conditions change suddenly during the field season and can vary significantly from year to year. During this time period average high temperatures range from 4 to 18°C, while average lows range from -2 to 10°C. Record high and low temperatures during these months are 29 and -17°C, respectively. Extended sunlight in late May and early June accelerates melting of the winter snow pack on the property. By late September or early October, poor weather prohibits safe helicopter travel to the property. Heavy rains and snow are also possible in August. The winter months are long and cold as the property is blanketed by snow and ice. During this time, snow cover allows for increased access to the property by snow machine, track vehicle or by fixed wing aircraft. Winter temperatures are routinely below -28°C and can exceed -51°C. Annual precipitation in the region is 546.1mm with the most rainfall occurring from July through October and the most snowfall occurring from December through April (Alaska Climate Summaries, 2007).

3.3 Physiography

The Project is located along the south side of the Brooks Range, one of the longest mountain ranges in Alaska. The Brooks Range separates the Arctic region from the Alaskan interior (Climate of Alaska, 2007). The Project is located on the east side of Subarctic Creek straddling a

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Ambler Project	NI 43-101 Technical Report on Resources

970m ridge between Subarctic Creek and the Kogoluktuk River Valley. Subarctic Creek is a tributary of the Shungnak River. The Project area is marked by steep and rugged terrain. Elevations range from 30m above mean sea level (amsl) at Ambler, Alaska along the Kobuk River to 1,180m amsl on the peak immediately north of the project area. The divide between the Shungnak and Kogoluktuk Rivers in the Ambler Lowlands is just 220m amsl.

Nearby surface water includes Subarctic Creek, both the Shungnak and Kogoluktuk Rivers, the Kobuk River, and numerous small lakes.

The Kobuk Valley marks the transition zone between boreal forest and arctic tundra. The area is near the northern limit for trees. Spruce, birch and poplar can be found in better drained portions of the valley, with lichen and moss covering the ground. Willow and alder thickets as well as isolated cottonwoods follow drainages, and alpine tundra is found on the higher slopes and ridges. Tussock tundra and low, heath-type vegetation covers most of the flat floor of the valley (Kobuk Valley National Park, 2007).

Permafrost is a layer of soil at variable depths beneath the surface where the temperature has been below freezing continuously from a few to several thousand years. Permafrost exists where summer heating fails to penetrate to the base of the layer of frozen ground and occurs in most of the northern third of Alaska as well as in discontinuous or isolated patches in the central portion of the State (Climate of Alaska, 2007).

3.4 Infrastructure

Because of the remote location of the Project, infrastructure, specifically transport of material and personnel to and from the Project and power, are the largest cost items. There is no developed surface access to the Project area and no power infrastructure near the Project area.

3.4.1 Camp Facilities and Airstrip

Drilling and mapping programs are seasonal and have been supported out of the Bornite camp and Arctic airstrip. The Bornite camp, a permanent facility, and the Arctic airstrip are both located in the Ambler Lowlands and owned by NANA. NovaGold leases the facilities from NANA.

3.5 Support Labor

The local workforce of the region could potentially be a substantial source of personnel. In 2006, NovaGold hired local residents from Kobuk, Shungnak and Ambler to work on the Ambler exploration project. Employees were hired through NANA Management Services employee leasing, a division of NANA management. NovaGold employed more than 15 local residents on the Project, including one senior field coordinator, six geotechnicians, two cook’s assistants, two core splitters and four driller helpers.

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SMUCKER
HORSE CREEK
SUNSHINE
DEAD CREEK
ARCTIC
Akillyik Mtn
Manuilyisat Hills
Ingrichark Mountain
AMBLER
BORNITE
Bismark Mountain
Eightmile Mtn
Bannock Mtn
Cosmos Mountain
Asbestos Mountain
DAHL CREEK
Ferguson Peak
KOBUK
SHUNGNAK
Ambler River
Shungnak
AMBLER LOWLAND
Kogoluktuk
RIVER

Enlarged Location Map of Ambler District. Well-maintained 1,524m long gravel airstrips, indicated by black diamonds, are located at Ambler, Shungnak, Kobuk, and Dahl Creek. Several of the known mineral prospects in the Ambler District are labeled by red pick and shovel marks.

6 Miles

SRK Consulting Engineers and Scientists	Arctic, Kobuk, AK	Ambler Area Location Map
SRK Job No.: 168401	Source: Alaska Gold Company	Date: 07/24/07 · Approved: DKB · Figure: 3-1
File Name: Figure 3-1

598504
603504
608504
613504
618504
7463653
7453653
7448653
Dead Creek
Backdoor Creek
Sub-Arctic Creek
Arctic Ridge
Riley Ridge
Arctic Deposit
Arctic Creek
Shungnak River Valley
Caterpillar Track
Kogoluktuk River Valley
N
0
2,000
4,000
8,000 Meters

SRK Consulting
Engineers and Scientists

SRK Job No.: 168401

File Name: Figure 3-2

Arctic,
Kobuk, AK

Source: Alaska Gold Company

Project Location Map

Date: 07/24/07 | Approved: DKB | Figure: 3-2

NovaGold Resources Inc.	4-1
Ambler Project	NI 43-101 Technical Report on Resources

4 History (Item 8)

Prospectors came up the Kobuk River into the Ambler Lowlands and parts of the Brooks Range around 1900. Several small gold placer deposits in the Cosmos Hills were discovered and worked intermittently. A second wave of prospectors returned to the region after World War II looking for gold, uranium and copper. Copper mineralization was observed at Ruby Creek in 1905, but not much work occurred there until its rediscovery by Rhinehart Berg in the 1940s. By 1957, Berg exposed significant amounts of high-grade copper mineralization. At this time BCMC, the exploration subsidiary of Kennecott, optioned Ruby Creek from Mr. Berg (Kennecott, 1977, Hitzman et al., 1986). The project came to be known as Bornite. Kennecott later began underground development at Bornite, but an attempt to mine the discovery was short lived (Dodd et al., 2005).

The following is excerpted from the Alaska Gold Company’s Ambler Project (1816) 2004 Summary Report and has been standardized to this document.

BCMC conducted regional exploration of the Cosmos Hills and the southern Brooks Range while drilling extensively at Ruby Creek. Stream silts sampling in 1963 revealed a 1,400ppm Cu anomaly in Arctic Creek. This anomaly contributed to discoveries of massive sulfide at Arctic and Dead Creeks in 1965 (Kennecott, 1977; Hitzman et al., 1986). In 1967, eight core holes were drilled at Arctic Creek yielding impressive massive sulfide intercepts over a strike length of 460m. This successful program resulted in the continuation of drilling over the next several seasons at the Project. In 1966 and 1967, BCMC drilled eight core holes at Dead Creek, also intercepting massive sulfide. Structural complexities at Dead Creek hindered progress and BCMC focused on the Arctic Creek area. BCMC intermittently conducted exploration programs on the Project from August 1967 to 1998. Over that span, 92 holes were drilled at the Project, including 14 large diameter metallurgical holes, totaling 17,572m. No drilling or additional exploration on the Project was conducted between 1998 and 2004.

In addition to drilling on the Project, BCMC continued their exploration of other prospects in the Ambler District. Competing companies, including Sunshine Mining Company, Anaconda, Noranda, Teck Cominco, Resource Associates of Alaska (RAA), Watts, Griffis and McOuat Ltd. (WGM), and Houston Oil and Minerals Company, entered into a claim staking war in the district in the early 1970s. District exploration by Sunshine Mining Company and others resulted in two substantial discoveries at the Sun Prospect located 60km east of the Project and the Smucker Prospect located 40km west of the Project. District exploration continued until the early 1980s on the four larger deposits (the Project, Ruby Creek, Smucker and Sun) as well as many lesser-defined prospects within the district, including Sunshine Creek, CS, Bud, Horse Creek, Cliff, Dead Creek, Kogo, Red, BT and Tom Tom. No production has occurred at the Project.

In 1993, Kennecott Minerals, the successor of BCMC, began to re-evaluate the Project. This included a review of the deposit geology and the assembly of a computer database. A new computer-generated block model was constructed in 1990 and an updated resource was estimated from the block model. The result was an internal historical estimate of an inferred resource of 36.3Mt averaging 4.0% Cu, 5.5% Zn, 0.8% Pb, 54.9g/t -Ag and 0.7g/t -Au. Although believed by NovaGold management to have been relevant and reliable, this historical resource estimate predates the development of NI 43-101 reporting guidelines, was not estimated in compliance with NI 43-101 procedures and should not be relied on.

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4.1 Historical Testwork

The first three test campaigns performed on the Project ores were conducted at the Kennecott Research Center between 1968 and 1976. The focus was on selective flotation to provide separate copper, lead and zinc concentrates for conventional smelting.

The initial amenability testing was carried out in 1968 on individual samples and their composites made from cores from eight diamond drillholes. Core drilled prior to 1998 was drilled using NQ- and BQ-sized strings. An additional four samples were obtained from three holes and tested in 1972. Laboratory scale bench tests included a conventional selective flotation approach to produce three separate (copper, lead and zinc) concentrates. The major problems encountered were:

  Difficult copper-lead separation, and

  Zinc deportment to the copper and the lead concentrates.

The highest-grade copper concentrate contained over 30% Cu, 2 to 3% Zn and less than 1% Pb, but at a low copper recovery of less than 80%. The lead concentrate was low-grade 17 to 36% Pb and assayed 5 to 25% Cu. The subsequent sphalerite flotation was generally efficient. The zinc concentrate grade was 55% and the zinc recovery up to 70%, depending on how much zinc floated in the preceding copper and lead flotation. Silver generally followed galena.

During 1975, large diameter cores from 14 drillholes were used for more detailed testing to develop the concentrator flowsheet and process parameters. Two composites were prepared: No.1 (Eastern zone) and No.2 (Western zone). Most of the test work was conducted on the composite No.1, which represented 75% of the resources. The test program included mineralogical examinations, bench scale testing of various process parameters for each selective flotation step and locked cycle tests. Complete analyses were done on a number of concentrates to identify potential impurities. Preliminary tests for bulk flotation of all sulfides were also carried out.

Historical testing showed that a clear separation of various sulfide minerals is difficult because of fine interlocking of mineral grains. It showed that the economically most important minerals, chalcopyrite and sphalerite, could be recovered into selective copper and zinc concentrates with commercial concentrate grades and good recoveries. Lead and precious metals easily reported to the copper concentrate. The production of a selective high-grade lead concentrate was not successful. Only a low-grade, silver-bearing lead concentrate (17 to 36% Pb) was obtained, containing high amounts of iron, copper and zinc. Generally, the copper concentrate grade and recovery depended on the amounts of lead and zinc prevented from floating during copper flotation and cleaning. Production of two selective copper and zinc concentrates could be confidently projected, although additional testing would be required to optimize the flow sheet and all process parameters.

Testing indicated that the talc contained in the ore would have to be floated before selective flotation of sulfide minerals. The losses of base and precious metals to the talc concentrate were satisfactory and below 1% each.

Silver was mainly associated with galena. The highest silver recovery to copper concentrate was achieved when lead was recovered as well. If galena was rejected from the copper concentrate,

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20 to 40% of the silver, associated with tetrahedrite and tennantite, remained in the copper concentrate.

Gold assaying was very sporadic during the three test campaigns and was not provided. It was noted, however, that at least 70% of the gold reported to the copper concentrate, although not enough testing was performed to predict gold recovery.

4.1.1 1995 Testwork

The 1976 conceptual study for the selection of the metallurgical process for the Project established that the Kennecott Sulfite Process (KSP) could be developed as an economic hydro metallurgical alternative to smelting. Bulk concentrate could be amenable for processing with this novel technology.

Metallurgical testing was carried out at Hazen Research in 1995 to:

  Produce bulk concentrate for amenability testing;

  Determine technical viability of the key KSP process steps for processing of the Project bulk concentrate; and

  Optimize flow sheet and parameters for selective flotation, especially to improve selectivity among copper, lead, zinc and pyrite and obtain additional data on gold recovery.

Samples used in the 1995 testwork were minus 10 mesh core rejects from the 1975 drilling, kept in storage since the 1976 testing. A composite No.lA was prepared, similar in composition to the 1976 composite No.1 using the samples from the same holes. Investigations at Hazen Research confirmed similar mineralogy for the 1976 and 1995 composites.

Initial selective flotation testing failed to reproduce the results obtained during the 1976 testing under the same process conditions. The surface deterioration of the samples during the long storage significantly affected the selectivity of the sulfide minerals and their separation into specific concentrates, even if the total recoveries to all concentrates had not been reduced. Further attempts to conduct testing to optimize selective flotation under those conditions were abandoned.

Bulk flotation was not significantly affected by deterioration of samples during storage. The bulk concentrate produced at Hazen Research contained 10.4% Cu, 2.2% Pb and 15.0% Zn and recovered 94% Cu, 92% Pb, 97% Zn, 87% Au and 95% Ag. Only the recovery of lead was slightly lower than obtained during earlier tests.

The testing of the key KSP process steps (roasting, leaching and copper reduction) did not demonstrate a “fatal flaw” and confirmed the technical viability of the concept. However, a more complex approach was indicated for zinc recovery from the bulk concentrate when compared to the lower zinc grade of the copper concentrate considered in the 1976 study. In addition, precious metals recoveries by cyanidation of the residue were disappointing and the potential recovery of lead from bulk concentrate in the commercial product was not attempted.

Substantial development work is still required to define each KSP process step and determine its design parameters, as well as to demonstrate the integrated process on a scale sufficient for a meaningful evaluation. The same applies to the emerging chloride-based Intec Ltd. copper process currently being developed for hydrometallurgical treatment of copper concentrates under

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Ambler Project	NI 43-101 Technical Report on Resources

the Rio Tinto-Zinc Corporation participation in the sponsorship. Therefore, these hydrometallurgical options for processing bulk concentrate were not considered for this evaluation as alternatives to conventional smelting.

The optimization and further development of the flow sheet and process conditions for selective flotation at Hazen Research in 1995 was prevented by surface deterioration of the available samples. The test results from the 1968–1976 test work at the KRC were used for flow sheet development in this evaluation.

The selected process is conventional selective flotation to produce separate copper and zinc concentrates for shipment to existing smelters for treatment. Most of the lead and precious metals would report to the copper concentrate.

4.1.2 Historical Exploration

Exploration on the Project has been intermittent since the discovery of Arctic in 1965. Arctic was discovered during a routine follow up on a copper anomaly identified from a 1963 regional geochemical survey performed by BCMC. In 1965, BCMC geologists discovered sulfide minerals in an outcrop on Arctic Ridge while performing a follow-up investigation of a 1,400ppm Cu geochemical anomaly from sampling completed during a 1963 regional exploration program. This regional exploration program covered the Cosmos Hills and much of the southern Brook Range and included reconnaissance geological mapping and stream sediment sampling.

Since 1965, the project has undergone many different periods of exploration activity under two operators: Kennecott or its subsidiaries and NovaGold. Inaccessibility of the Ambler District, along with depressed metals prices, caused interest in the district to wane, and significant exploration in the Ambler District ended in 1985. Kennecott sold Bornite to NANA in 1986. Lack of road or rail access to the area has hindered development within the Ambler District.

In 1993, Kennecott began a re-evaluation of the Arctic deposit. This included a review of the deposit geology and the assembly of a computer database. A new computer-generated block model was constructed in 1995 and an updated resource was calculated from the block model. The resulting estimated inferred resource totaled 36.3Mt averaging 4.0% Cu, 5.5% Zn, 0.8% Pb, 54.9g/t Ag and 0.7g/t Au. Although believed by NovaGold management to have been relevant and reliable, this historical resource estimate pre-dates the development of NI 43-101 reporting guidelines, was not estimated in compliance with NI 43-101 procedures and should not be relied on.

In September 1997, Kennecott located a total of 2,035 State mining claims covering most of the known Ambler schist belt. More drilling was performed and, in 1998, an updated resource estimate was completed using the 1995 model. Economic studies, based on the latest resource estimate, failed to produce a positive net present value (NPV) and the project was suspended. No additional exploration on the Project was conducted between 1998 and 2004.

Kennecott reduced its land position in the southern Brooks Range to 829 State of Alaska claims. In addition to the State claims, Kennecott maintains 15 unpatented Federal mining claims surrounding 18 private patented claims.

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4.2 Historical Drilling

Between 1967 to July 1985, 86 holes were drilled (including 14 large diameter metallurgical test holes) totaling 16,080m. In 1998, Kennecott drilled six core holes totaling 1,492m in the Arctic deposit to test for extensions of the known resource, and to test for grade and thickness continuity. Drilling for all BCMC/Kennecott campaigns in the Arctic deposit area (1966–1998) totals 92 core holes for a combined 17,572m.

No drilling was performed on the project between 1998 and 2003. NovaGold took control of the Project in 2004. The 2004–2006 drill programs conducted by NovaGold are described in Section 9, Drilling.

4.3 Historical Geophysics

In 1998, an airborne geophysical survey of the entire claim block generated numerous electromagnetic anomalies. Additional geophysical surveys have been performed by NovaGold and will be discussed in Section 8, Exploration.

4.4 Historical Resource Estimates

A resource estimate was performed on Arctic by Kennecott based on 70 holes. This resource estimate was performed in 1990 and is summarized in Table 4.4.1. This estimate is considered to be that of an inferred resource. Although believed by NovaGold management to be relevant and reliable, this historical resource estimate pre-dates the development of NI 43-101 reporting guidelines, was not estimated in compliance with NI 43-101 procedures and should not be relied on (Randolf, 1990).

Table 4.4.1: Historical Resource Estimate - 1990

Classification	Tonnes (kt)	Cu%	Zn%	Pb%	Ag_ppm	Au_ppm
Inferred	36,300	4.0	5.5	0.8	54.9	0.7

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5 Geologic Setting (Item 9)

5.1 Regional Geology

The Ambler District occurs within an east–west trending zone of Devonian to Jurassic age submarine volcanic and sedimentary rocks (Hitzman et al., 1986). VMS deposits and prospects are hosted in the Middle Devonian to Early Mississippian age Ambler Sequence, a group of metamorphosed bimodal volcanic rocks with interbedded tuffaceous, graphitic and calcareous volcanoclastic metasediments. The Ambler Sequence occurs in the upper part of the Anirak Schist, the thickest member of the Coldfoot subterrane (Moore et al., 1994). VMS mineralization can be found along the entire 110km strike length of the district. Hitzman notes that the 1,980m-thick Devonian age section of the Cosmos Hills, which includes the 915m-thick Bornite Carbonate Sequence, is equivalent in age to the Anirak Schist and was mineralized during the Ambler mineralizing event.

The Ambler District is characterized by a series of east–west trending belts of rocks of increasing metamorphic grade northward across the strike of the units. The structure of the district is isoclinally folded in the northern area and thrust faulted in the southern half (Schmidt, 1983). The Devonian to Mississippian age Angayucham basalt and the Triassic to Jurassic age mafic volcanic rocks are in low-angle thrust contact with various units of the Coldfoot subterrane along the northern edge of the Ambler Lowlands.

5.1.1 Terrane Descriptions

The terminology of terranes in southern Brooks Range evolved during the 1980s because of the region’s complex juxtaposition of rocks of various composition, age and metamorphic grade. Hitzman et al. (1986) divided the Ambler District into the Ambler and Angayucham terranes. Slightly more recent work (Till et al., 1988; Silberling et al., 1992; Moore et al., 1994) includes the rocks of the previously defined Ambler terrane as part of the regionally extensive Schist belt or Coldfoot subterrane along the southern flank of the Arctic Alaska terrane (Figure 5-1) (Moore et al., 1994), which is the usage in this report. In general, the southern Brooks Range is composed of east–west trending structurally bound allochthons of variable metasedimentary and volcanogenic Paleozoic age rocks.

The Angayucham terrane, which lies along southern margin of the Brooks Range, is locally preserved as a klippen within the eastern Cosmos Hills and is composed of weakly metamorphosed to unmetamorphosed massive-to-pillowed basalt rocks with minor radiolarian cherts, marble lenses and isolated ultramafic rocks (Figure 5-2). This package of Devonian to Late Triassic age (Plafker and others, 1977) mafic and ultramafic rocks is interpreted to represent portions of an obducted and structurally dismembered ophiolite that formed in an ocean basin south of the present day Brooks Range (Hitzman et al., 1986; Gottschalk and Oldow, 1988). Locally, the Angayucham terrane overlies the Schist belt to the north along a poorly exposed south-dipping structure.

Gottschalk and Oldow (1988) describe the schist belt as a composite of structurally bound packages composed of dominantly greenschist facies tectonite rocks, including pelitic to semi-pelitic quartz-mica schist with associated mafic schists, metagabbro and marbles. Locally, the schist belt includes the middle Devonian age Bornite carbonate sequence, the lower Paleozoic age Anirak pelitic, variably siliceous and graphic schists, and the mineralized Devonian age Ambler sequence consisting of volcanogenic and siliciclastic rocks variably associated with

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marbles, calc-schists, metabasites and mafic schists (Figure 5-2) (Hitzman et al., 1982; Hitzman et al., 1986). The lithologic assemblage of the schist belt is consistent with an extensional, epicontinental tectonic origin.

Structurally overlaying the schist belt to the north is the Central belt. The Central belt is in unconformable contact with the schist belt along a north-dipping low-angle structure (Till et al., 1988). The Central belt consists of lower Paleozoic age metaclastic and carbonate rocks, and Proterozoic age schists (Dillon et al., 1980). Both the Central belt and Schist belt are intruded by meta-to-peraluminous orthogneisses, which locally yield a slightly discordant U-Pb-TIMS zircon crystallization age of middle to late Devonian (Dillon et al., 1980; Dillon et al., 1987). This igneous protolith age is supported by Devonian orthogniess ages obtained along the Dalton Highway, 161km to the east of the Ambler District (Aleinikoff et al., 1993).

5.1.2 Regional Tectonic Setting

Rocks exposed along the southern Brooks Range consist of structurally bound, and possibly far traveled, imbricate allochthons that have experienced an intense and complex history of deformation and metamorphism. Shortening in the fold and thrust belt has been estimated to exceed 500km (Oldow et al., 1987) based on balanced cross sections across the central Brooks Range. In general, the metamorphic grade and tectonism in the Brooks Range increases to the south and is greatest in the schist belt. The tectonic character and metamorphic grade decreases south of the schist belt in the overlaying Angayucham terrane.

In the late Jurassic to early Cretaceous age, the Schist belt experienced penetrative thrust-related deformation accompanied by recrystallization under high-pressure and low-temperature metamorphic conditions (Till et al., 1988). These north-directed compressional tectonics were likely related to crustal thickening caused by obduction of the Angayucham ophiolitic section over a south-facing passive margin. Thermobarometry of schists from the structurally deepest section of the northern schist belt yield relict metamorphic temperatures of 475 ± 35°C and pressures from 7.6 to 9.8kbar (Gottschalk and Oldow, 1988). Metamorphism in the schist belt grades from lowest greenschist facies in the southern Cosmos Hills to upper greenschist, locally overprinting blueschist mineral assembles in the northern belt (Hitzman et al., 1986).

Compressional tectonics, which typically place older rocks on younger, do not adequately explain the relationship of young, low-metamorphic-grade over older and higher-grade metamorphic rocks observed in the southern Brooks Range hinterland. Mull (1982) interpreted the schist belt as a late antiformal uplift of the basement to the fold and thrust belt. More recent models propose that the uplift of the structurally deep schist belt occurred along duplexed, north-directed, thin-skinned thrust faults, followed by post compressional south-dipping low angle normal faults along the south flank of the schist belt, accommodating for an over-steepened imbricate thrust stack (Figure 5-3) (Gottschalk and Oldow, 1988; Moore et al., 1994). Rapid cooling and exhumation of the schist belt began at the end of the early Cretaceous age at 105 to 103Ma, based on Ar40/Ar39 cooling ages of hornblende and white mica near Mt Igikpak, and lasted only a few million years (Vogl et al., 2002). Additional post extension compressive events during the Paleocene age further complicate the southern Brooks Range (Mull, 1985).

5.2 District/Property Geology

Rocks that form the Ambler schist belt consist of a lithologically diverse sequence of lower Paleozoic possibly Devonian age carbonate and siliciclastic strata with interlayered mafic lava

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flows and sills. The clastic strata, derived from terrigenous continental and volcanic sources, were deposited primarily by mass-gravity flow into the sub-wavebase environment of an extending marginal basin.

NovaGold’s work shows that the Ambler sequence underwent two periods of intense, penetrative deformation. Sustained upper greenschist-facies metamorphism with coincident formation of a penetrative schistosity and isoclinal transposition of bedding marks the first deformation period. Pervasive similar-style folds on all scales deform the transposed bedding and schistosity, defining the second event. At least two later non-penetrative compressional events deform these earlier fabrics. NovaGold’s observations of the structural and metamorphic history of the Ambler District are consistent with current tectonic evolution models for the schist belt, based on the work of others elsewhere in southern Brooks Range (Gottschalk and Oldow, 1988; Till et al., 1988; Vogl et al., 2002).

5.2.1 General Description of the Stratigraphy of the District

The local base of the Ambler section consists of variably metamorphosed carbonates historically referred to as the Gnurgle Gneiss. NovaGold interprets these strata as calc-turbidites, perhaps deposited in a sub-wavebase environment adjacent to a carbonate bank. Calcareous schists overlie the Gnurgle Gneiss and host sporadically distributed mafic sills and pillowed lavas. These fine-grained clastic strata indicate a progressively quieter depositional environment up section, and the presence of pillowed lavas indicates a rifting, basinal environment. The overlying Arctic-sulfide host section consists mostly of fine-grained carbonaceous siliciclastics and indicates further isolation from a terrigenous source terrain. The section above the Arctic host contains voluminous reworked silicic volcanic strata with the Button Schist at its base. The paucity of volcanically derived strata below the Arctic host section and abundance above indicates that the basin and surrounding hinterlands underwent major tectonic reorganization during deposition of the Arctic section. Greywacke sands that NovaGold interpret as channeled high-energy turbidites occur throughout the section but concentrate high in the local stratigraphy.

Several rock units show substantial change in thickness and distribution between the Arctic Ridge, geographically above the Arctic deposit, and the Riley Ridge to the west. This distribution shows patterns that may have resulted from structural controls imposed on the basin during initial deposition:

  The Gnurgle Gneiss is thickest in exposures along the northern extension of Arctic Ridge and appears to thin to the west;

  Mafic lavas and sills thicken from east to west. They show thick occurrences in upper Subarctic Creek and to the west, but are sparsely distributed to the east;

  The quartzite section within and above the Arctic sulfide does not occur in abundance east of Arctic Ridge; it is thicker and occurs voluminously to the west;

  Button Schist thickens dramatically to the west from exposures on Arctic Ridge; exposures to the east are virtually nonexistent; and

  Greywacke sands do not exist east of Subarctic Creek but occur in abundance as massive, channeled accumulations to the west, centered on Riley Ridge.

These data are interpreted by NovaGold to define a generally north–northwest-trending depocenter through the central Ambler District. Diamictite occurrences described below in

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concert with these formational changes suggest that the depocenter had a fault-controlled eastern margin. The basin deepened to the west; the Riley Ridge section deposited along a high-energy axis, and the Center of the Universe (COU) section lies distally from a depositional energy point of view. This original basin architecture appears to have controlled mineralization of the sulfide systems at Arctic and Dead Creeks, concentrating fluid flow along the extensional structures in the eastern basin margin. Deposit and district geology is shown in Figure 5-4.

5.3 Deposit Geology

Russell (1995) and Schmidt (1983) describe three mineralized horizons that comprise the Project: the Main Sulfide Horizon, the Upper South Horizon and the Warm Springs Horizon. The Main Sulfide Horizon was further subdivided into three zones: the southeast zone, the central zone and the northwest zone. Previous deposit modeling was grade-based resulting in numerous individual “ore zones” representing relatively thin sulfide horizons.

Work from the 2004 campaign suggests that mineralization at the Project can be explained using two locally folded and refolded mineralized horizons. The primary exception is in the area of Warm Springs and east of Warm Springs where mineralization occurs stratigraphically higher than anticipated using this model. Thrust faulting may have an effect on ore horizon geometry in this area.

5.3.1 Local Lithology

Five lithologic groups and/or types described by URSA Engineering (1998) and Russell (1995) and found within the Project area include:

  Metarhyolite: Includes the Button Schist, which is described as a porphyroblastic quartz feldspar porphyry. It also includes a variety of less porphyroblastic felsic schists considered to be metamorphosed rhyolitic volcaniclastic and tuffaceous rocks. Members of this group occur both stratigraphically above and below the main mineralized sequence at the Project. These units have been interpreted as separate metavolcanics, though similarities occur between the basal Button Schist and the uppermost units described by Schmidt (1983);

  Quartz Mica Schist: Locally contains varying proportions of carbonate, chlorite, graphite and feldspar. Protolith for these rocks may have been tuffaceous sediments, volcaniclastics and dirty carbonates;

  Talc Schist: Highly talc chlorite altered products of metavolcanic or graphitic schist units with talc in excess of 30%. Original texture often destroyed by alteration;

  Graphitic Schist: Dark grey to black, fissile, well-foliated quartz-banded schist found throughout the deposit; and

  Base-Metal, Sulfide-Bearing Schist: This is the ore-bearing lithology at the Project. These contain highly-altered schists containing varying amounts of talc, chlorite, barite, quartz, muscovite, carbonate and massive, relatively non-schistose zones.

Studies in 2004 suggest the base-metal, sulfide-bearing schist is more a product of alteration than primary lithology and, as a result, should be included in the quartz mica schist group.

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5.3.2 Alteration

Schmidt (1988) defined three main zones of hydrothermal alteration occurring at the Project as:

  A main chloritic zone occurring within the footwall of the deposit consisting of phengite and magnesium-chlorite;

  A mixed alteration zone occurring below and lateral to sulfide mineralization consisting of phengite and phlogopite along with talc, calcite, dolomite and quartz; and

  A pyritic zone overlying the sulfide mineralization.

Portable Infrared Mineral Analyzer (PIMA) data collected from all 2004 and 2005 drillholes and select pre-2004 holes indicate talc and magnesium chlorite to be the dominant alteration products associated with the sulfide-bearing horizons. Talc alteration grades outward to mixed talc-magnesium chlorite with minor phlogopite, into zones of dominantly magnesium chlorite, then into mixed magnesium chlorite-phengite with outer phengite-albite zones of alteration. Thickness of alteration zones vary with stratigraphic interpretation, but tens of meters for the outer zones is likely, as seen in phengite-albite exposures on the east side of Arctic Ridge.

5.4 Structure

Earlier studies (Russell 1977, 1995; Schmidt, 1983) concluded the mineralization at the Project was part of a normal stratigraphic sequence striking northeast and dipping 10º to 35º southwest. Structural interpretation concluded that the limits of the upper limb have been fairly well defined by existing drilling, but mineralization in the lower limbs remain open at depth.

Russell (1995) includes the following discussion on the structural setting surrounding the Arctic deposit area. “The structural geology of the Ambler District and the Arctic deposit is discussed in some detail by Hitzman et al. (1986) and Schmidt (1983, 1986). The present east–west trend of the structural grain in the Ambler District is due to the Jurassic to Cretaceous age Brooks Range Orogeny. The first deformational episode widely affecting the Ambler Sequence was an intense, tight to isoclinal, Jurassic(?) age event, which produced the Arctic Synform, an overturned syncline whose horizontal N70ºW axis lies a short distance north of the Arctic deposit. The parallel Kalurivik Arch, a relatively broad antiform, is the result of a Middle Cretaceous structural event that produced more open folds (Schmidt, 1983). Between these two major structural events were several more localized episodes. Any or all of these structural events could have had a major impact on the Devonian-age Arctic deposit.” This would suggest the possibility of a more complex setting at the Project than earlier proposed.

Subsequent reinterpretation by Kennecott in 1998 and 1999 suggests the entire sequence at Arctic may indeed be overturned. Proffett (1999) reviewed the Arctic geology and suggested a folded model, indicating potential for continued mineralization at depth associated with the overturned limb of a large recumbent fold, and proposed the mineralized sequence at the Project was part of an anticline opening to the east and closing to the west. Proffett’s interpretation is that this was an F2 fold superimposed on a broad north-trending F1 fabric.

Lindberg (2004) supports a folded model similar to Proffett, though he feels the main fold at the Project is northwest closing and southeast opening. Lindberg named this feature the Arctic Antiform, and interpreted this structure to be an F1 fold.

Intrafolial folding occurs throughout the property as documented in several previous reports, including Russell (1995). Folding is commonly observed in outcrop and drill core, both within

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lithologic units and massive sulfide zones. Lindberg believes the majority of folding within the mineralized horizons occurs in the central part of the deposit within a southwest plunging “cascade zone.” The increased thicknesses of mineralized intervals in this part of the property can in part be explained by the multiple folding of two main ore horizons as opposed to numerous individual mineralized beds as shown in the 1995 geologic model. The cascade zone appears to be confined to the upper sulfide limbs of the Arctic antiform. An isopach map of the base of the lower limb sulfide bed shows little to no disruption, indicating a sheet-like morphology (Dodd et al., 2004). This is in contrast to an isopach map of the top of the upper limb sulfide bed, which shows a more disrupted surface plane and some indication of possible thrusting to the South (Dodd et al., 2004).

Drillholes south and east of the Arctic deposit failed to intersect the lower Button Schist where anticipated. Results of 2006 mapping at Arctic suggest that an F2 fold event may fold the lower Button Schist back to the north under the deposit in this area (Otto, B.R., 2006). Some deep drilling in the deposit is necessary to test this concept.

Low-angle thrust faults extending into this area from the south may be responsible for some displacement observed at the Arctic deposit. Fault zones were observed in this area, but conclusions are mixed with limited drill data.

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170
165
160
155
150
70
67
Pt. Barrow
BEAUFORT SEA
ALASKA
Prudhoe Bay
Cape Lisburne
Colville Foreland Basin
Dalton Highway
Mt. Igikpak
Kotzebue
Ambler District
Cosmos Hills
CANADA
0
150
km
145
Angayucham Terrane
Ruby Terrane
Arctic Alaska Terrane
Ophiolites
Phyllite belt
Schist belt
Central belt
Devonian orthogneiss
Endicott Mts. allochthon
North Slope subterrane

SRK Consulting Engineers and Scientists	Arctic Kobuk, AK	Terrane Map 1		
SRK Job No.: 168401	Source: Mull et al. (1987) and Moore et al. (1994)			
File Name: Figure 5-1.doc		Date: 07-25-07	Approved: DKB	Figure: 5-1

0
20
KM
N
Smucker
Dead Creek
ARCTIC
Tom Tom
Sun
Kogoluktuk Schist
Anirak Schist
Ambler sequence
Cosmos Hills
Phyllite belt
Angayucham terrane
Cretaceous clastic rocks

Known sulfide occurrences are indicated by small squares, and large occurrences are labeled

SRK Consulting Engineers and Scientists	Arctic Kobuk, AK	**Terrane Maps 2**
SRK Job No.: 168401		
File Name: Figure 5-2.doc	Source: Hitzman et al. (1982)	Date: 07-25-07 · Approved: DKB · Figure: 5-2

MzPzv
lmPz-Tr
lmPz-Tr
PzPm
PzPm
p€b
A
Ks
MzPzv
MzPzv
lmPz-Tr
lmPz-Tr
PzPm
PzPm
pCb
B
Ambler District
Ks
MzPzv
PzPm
MzPzv
lmPz-Tr
lmPz-Tr
PzPm
PzPm
p€b
C

A schematic sketch of the tectonic evolution of the schist belt, as proposed by Gottschalk and Oldow (1988). Ks = Lower Cretaceous metasedimentary rocks of the Koyukuk basin. MzPzv = Paleozoic and Mesozoic mafic rocks interlayered with metasediments (Angayucham terrain). lmPz-Tr = Lower Paleozoic to Triassic metasediments rocks, possibly derived from the Arctic Alaskan continental margin. PzPm = Lower Paleozoic and Precambrian epicontinental metasediments and volcanogenic rocks of the schist belt. pCb = Precambrian continental basement. A) Stratigraphic relationships post obduction and imbrication of the Angayucham terrain. B) Inception of thin-skinned thrusting of the schist belt rocks. C) Post or syn-thrust extensional unroofing of the schist belt.

SRK Consulting Engineers and Scientists	Arctic Kobuk, AK	**Tectonic Evolution**		
SRK Job No.: 168401				
File Name: Figure 5-3.doc	**Source: Gottchalk and Oldow**	Date: 07-25-07	Approved: DKB	Figure: 5-3

Geology of the Arctic Deposit Area,
Ambler District, Western Brooks Range, Alaska
EXPLANATION
Alaska Gold Company
A NovaGold Subsidiary

SRK Consulting Engineers and Scientists	Arctic, Kobuk, Alaska	Geological Map of the Arctic Project
SRK Job No.: 168401		
File Name: Figure 5-4.doc	Source: Alaska Gold Company	Date: 07-24-07 | Approved: DKB | Figure: 5-4

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6 Deposit Type (Item 10)

The mineralization at the Project and within the Ambler District consists of Devonian age, polymetallic (Zn-Cu-Pb-Ag) VMS occurrences. VMS deposits are formed by and associated with sub-marine volcanic-related hydrothermal events. These events are related to spreading centers such as fore arc, back arc or mid-ocean ridges. VMS deposits are often stratiform accumulations of sulfide minerals that precipitate from hydrothermal fluids on or below the seafloor. These deposits are found in association with volcanic, volcaniclastic and/or siliciclastic rocks. They are classified by their depositional environment and associated proportions of mafic and/or felsic igneous rocks to sedimentary rocks. There are five general classifications based on rock type and depositional environment:

  Mafic rock dominated often with ophiolite sequences, often called Cyprus type;

  Bimodal-mafic type with up to 25% felsic volcanic rocks;

  Mafic-siliciclastic type with approximately equal parts mafic and siliclastic rocks, which can have minor felsic rocks and are often called Beshi type;

  Felsic-siliclastic type with abundant felsic rocks, less than 10% mafic rocks and shale rich; and

  Bimodal-felsic type where felsic rocks are more abundant than mafic rocks with minor sedimentary rocks, also termed Kuroko type.

Prior to any subsequent deformation and/or metamorphism, these deposits are often bowl- or mound-shaped with stockworks and stringers of sulfide minerals found near vent zones. These types of deposit exhibit an idealized zoning pattern as follows:

  Pyrite and chalcopyrite near vents;

  A halo around the vents consisting of chalcopyrite, sphalerite and pyrite;

  A more distal zone of sphalerite and galena and metals such as manganese; and

  Increasing manganese with oxides such as hematite and chert.

Alteration halos associated with VMS deposits often contain sericite, ankerite, chlorite, hematite and magnetite close to the VMS with weak sericite, carbonate, zeolite, prehnite and chert more distal. These alteration assemblages and relationships are dependent on degree of post deposition deformation and metamorphism. A modern analog of this type of deposit is found around fumeroles or black smokers in association with rift zones.

In the Ambler District, VMS mineralization occurs along the western schist belt over a strike length of approximately 100km. These deposits are hosted by a volcanogenic sequence consisting of volcaniclastic, siliciclastic and calcareous metasedimentary rocks interlayered with mafic and felsic metavolcanic rocks. Sulfide occurs above the mafic metavolcanic rocks but below the Button schist, which has been interpreted as a volcaniclastic rock. The presence of the mafic and felsic metavolcanic units is used as evidence to suggest formation in a rift-related environment, possibly proximal to a continental margin. A sulfide-smoker occurrence has been identified near Dead Creek northwest of the Project and suggests local hydrothermal venting during deposition. However, the lack of stockworks and stringer-type mineralization suggests that the Project is not a near-vent type VMS. Although this is a stratiform VMS, drill cores from

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the 2004 and 2005 drilling programs within the deposit exhibit characteristics and textures common to replacement-style mineralization, and it is interpreted that at least some of this mineralization may have formed as diagenetic replacements.

At the Project, sulfides occur as semi-massive (10 to 30% sulfide) to massive (>30% sulfide) layers, typically dominated by pyrite with substantial disseminated sphalerite and chalcopyrite and trace amounts of galena. This sulfide accumulation at the Project is thought to be correlative to those seen at the Dead Creek and Sun deposits. The VMS deposits in the Ambler District are unusually sheet-like compared with other VMS deposits worldwide. This is likely a result of attenuation and folding of the section caused by high-pressure deformation during the late Jurassic to early Cretaceous age Brooks Range orogeny. This structural attenuation as well as metamorphic recrystallization makes it difficult to interpret the genesis of this deposit. However, the sulfide formation is not consistent with a specific type of VMS and may be a hybrid style of mineralization that formed in a magmatically active marginal rift basin.

There is also an occurrence of epithermal discordant vein and fracture hosted base metal (Pb-Zn-Cu) mineralization identified at the Red prospect in the Kogoluktuk Valley, east of the Project. This occurrence also contains substantial fluorite veins suggesting high temperature hydrothermal activity. Although not yet fully understood, the genesis of this occurrence is considered to be related to the regional system that formed the VMS deposits in the Ambler District.

Knowledge of the position and genetic relationship within the VMS system is important to targeting the richest zones. The information collected from mapping, sampling and geophysics at the Project and regional levels within the Ambler District is being used to define the position of Arctic relative to an ancient spreading center.

6.1 Exploration Target

While efforts during 2004 and 2005 were directed at drilling and delineating the Project, work in 2006 was focused on exploration for new, nearby resources within the claim block. These activities included mapping, drilling, regional geochemistry and geophysics at the COU, Sun, Dead Creek and Red prospects. This work was undertaken to expand the resource potential and to better understand the Project area. This exploration effort is focused both northwest and southeast of the Project, along structure, and covering approximately 18km. Drilling targets are chosen based on a combination of geophysics, geochemistry and mapping information.

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7 Mineralization (Item 11)

Mineralization occurs as stratiform semi-massive to massive sulfide beds. The sulfide beds average 4m thick but vary from less than 1m to 18m thick. The bulk of the mineralization is within four zones located between two thrust faults, the upper Warm Springs Thrust and the Lower Thrust. A smaller fifth zone is located below the Lower Thrust. All of these zones are within an area of roughly 1km2, with average zone length ranging from 600m x 850m and width ranging from 350m to 700m. Depths of known mineralization extend to approximately 250m below the surface. Host rocks are primarily graphitic chlorite schists and fine-grained quartz sandstones.

Marginal to the main deposit, mineralization is locally present as discontinuous thin, “wispy” sulfide bands. No stockworks or stringers in association with the mineralization have been observed. These features are common in near-vent VMS deposits. Much of the core from the 2004 and 2005 programs within the deposit exhibits characteristics and textures common to replacement-style mineralization.

Mineralization is predominately coarse-grained sulfides consisting mainly of chalcopyrite, sphalerite, galena, pyrite and pyrrhotite, and may or may not include tetrahedrite. Tetrahedrite-tennantite, electrum and enargite are also present in minor amounts. Pyrite is commonly associated with the massive sulfide horizons, and pyrrhotite and arsenopyrite are present in lesser amounts. Gangue minerals associated with the mineralized horizons include quartz, barite, white mica, black chlorite, calcite, dolomite and cymrite, while talc is common in the footwall.

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8 Exploration (Item 12)

Exploration on the Project was intermittent between the discovery of Arctic in 1965 through to 1998. From 1998 until 2003, there was no work performed on the Project. NovaGold entered into negotiations with Kennecott to explore its Ambler land position in mid 2003. Negotiations were completed and a joint venture agreement signed on March 23, 2004. Since 2004, NovaGold has been performing project level and regional mapping, drilling, geophysics and geochemical surveys.

8.1 Drilling

The 2004 drilling focused on the Project area and was principally designed to verify the grade and continuity of the mineralized intercepts encountered in the previous drill campaigns. Eleven holes totaling 2,996m were drilled in potential extensions of mineralization and on an adjacent geophysical anomaly. During 2005, approximately 3,030m of core drilling was completed, and in the 2006 field season an additional 3,010m of drilling in 12 drill holes was completed. The 2006 program focused on regional extensions and included drilling at the Dead Creek, Sun, COU and Red prospects. The drilling was carried out by Boart Longyear, a contract diamond driller.

8.2 Regional Mapping

Regional mapping completed during the 2005 field season extended across Riley Ridge to Limestone Creek, with a limited amount of work completed on Dead Creek Ridge by Doyle Albers. From this work came recognition of the importance of the large airborne electromagnetic low resistivity anomaly west of Riley Ridge.

Local and regional mapping performed during the 2005–2006 mapping program enabled Paul Lindberg, contracted to NovaGold, to complete a model of an unfolded view of the Project geology. These results provide a good platform on which to build subsequent models of original zoning patterns, changing thicknesses and other laterally variable characteristics of the deposit.

8.3 Regional Geochemistry

A total of 2,106 stream silt and soil samples were collected during the 2004 mapping program as part of an effort to develop a regional geochemistry model for future district exploration. This program was carried out by NovaGold personnel and the model is still being developed.

8.4 Geophysics

During 2005, two Time Domain ElectroMagnetic (TDEM) induction ground surveys were performed at the Project and COU. COU is within the claim block and is a significant anomaly of similar size and tenor a few kilometers to the northwest of Arctic. The 2006 exploration program was focused on a more regional basis to extend existing mineralization and to identify new mineralized targets within the claim block, and included 13 TDEM surveys performed to enhance previous work performed by Kennecott in 1998. Data evaluation is ongoing.

8.5 Portable Infrared Mineral Analyzer (PIMA) Data

PIMA data were collected by NovaGold personnel from all 2004 drillholes as well as select pre-1998 drillholes. The data collection supplemented previous data collected from the 1998 Kennecott program. Data were collected on a sample interval basis for the 2004 core with a reading approximately every 0.5m. Readings on the pre-1998 core were taken on both sample

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intervals as well as drill run intervals where no assay sample was taken. Alteration mineral type and relative intensity was interpreted from the spectra and entered into the database. Evaluation of these data is ongoing.

8.6 Oriented Core

Oriented data were collected from select angle drillholes. The clay impression method was used to orient the core with data capture done using a circular protractor for beta values and a standard protractor for alpha values. The majority of oriented measurements were of foliation with a northwest strike and a southwest dip, similar to those observed on the surface.

Exploration activities at Arctic have been performed within industry standards using appropriate models and techniques for a VMS target. SRK agrees with the techniques used at this project.

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9 Drilling (Item 13)

9.1 Drill Program and Objectives

The 2004 drilling focused on the Project area and was principally designed to verify the grade and continuity of the mineralized intercepts encountered in the previous drill campaigns. Alternate geologic models for the Project were investigated through surface mapping, drill core re-logging and re-interpretation of previous drill results. Eleven holes totaling 2,996m were drilled. Significant mineralized intervals were encountered in eight of the eleven holes drilled in the program. The twin and infill drilling confirmed previously drilled intervals of base-metal mineralization.

Drilling in 2005 again focused on extending and confirming mineralization, particularly in the lower limb of the Arctic antiform at the Project. Approximately 3,030m of core drilling was completed and, although good mineralization was encountered in several holes, structural discontinuities appear to limit expansion of mineralization to the south and east. Results suggest that the model remains open to the northeast and that the faulted off-root zone has yet to be identified. Drill spacing for all programs is dependent on the steep, rugged terrain for locating drill rigs; however, it varies from 90 to 120m. Sections have been drawn at 61m intervals.

During the 2006 field season, an additional 3,010m of drilling in 12 drillholes was completed. This drill program was focused on a more regional basis to extend existing mineralization and to identify new mineralized targets within the claim block.

The drill programs used a single skid-mounted LF-70 core drill, drilling HQ core with Boart Longyear as the drill contractor. The drill was skidded to the various drill pads using a D-8 bulldozer located on site. The D-8 was also used in road and site preparation. Fuel, supplies and personnel were transported by helicopter.

Field collar surveys were done with an Ashtech GPS survey system using post-processing software to obtain survey coordinates. The Riley Vertical Angle Bench Mark was used as the base for all surveys in 2004. Final surveys are listed in the Ambler survey files. The majority of pre-2004 drill collars were also surveyed as part of data verification.

Downhole surveys were collected using a reflex camera. Individual survey readings were collected at the site; data was collected at 50m intervals from the bottom of the hole. Data were initially captured on paper and subsequently entered into an electronic spreadsheet. All data were incorporated into a single Access database.

All NovaGold drill core was logged, photographed and sawn, with half sent to the lab for analysis and half stored near the property. Core logging was done using metric measurements. Lithology and visual alteration features were captured on observed interval breaks. Mineralization data, including total sulfide (recorded as percent), sulfide type (recorded as a relative amount), gangue and vein mineralogy were collected for each sample interval with an average interval of approximately 2m. Structure data were collected as point data. Geotechnical data [core recovery, rock quality designation (RQD)] were collected along drill run intervals. Using the 2004 logging procedure as a guide, data from the earlier campaigns were taken from those drill logs and entered into the database, with a focus on mineralization information.

The overall objectives of the three drill programs were:

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  Verification of mineralized intercepts from previous drill campaigns (twin holes);

  Continuity of ore grade intercepts in the central part of the resource area (infill holes);

  Exploring possible extensions of ore zones; and

  Recording data electronically and building a 3-D model of the deposit.

9.2 Drill Results

Significant mineralized intervals were encountered in eight of the eleven holes drilled in 2004. Twin and infill drilling confirmed previously drilled intervals of high-grade base-metal mineralization. The results of the 2004 drilling program show a high degree of variability in thickness and grade within areas of the deposit.

Drillholes designed to test extension of the ore deposit failed to extend significant ore grade mineralization. Some holes encountered locally anomalous or sub-ore grade material, possibly representing distal mineralization. An abrupt decrease in grade occurred in AR04-81 below a fault zone, suggesting that the mineralized zones may be offset or folded south of the known deposit. AR04-87 was abandoned due to an inability to penetrate a major fault zone, and was subsequently re-drilled as AR04-88. This hole ended at 387.6m in altered quartz muscovite schist, short of the targeted Button Schist.

For 2005, the highest priority objectives included:

  Determining the limits of the deposit to the south and east of the known mineralization by drilling sufficiently deep holes to test extension of the lower, overturned limb of the deposit; and

  Gathering information useful for a new resource calculation and scoping study scheduled for 2006.

In April 2005, NovaGold made plans to drill 3,000m on the south and east fringe of the deposit through the projected elevation of the lower sulfide limb, completing a downhole TDEM geophysical survey and extending the geologic mapping from the Project area northwest toward Dead Creek. Work completed toward extending the lower sulfide limb included nine holes totaling 3,030m. Of these, two failed to achieve their targeted depth.

Frontier Geosciences, Inc. was contracted to complete downhole probing of selected holes at the Project. They also completed a large loop TDEM survey over the Project area. Because mapping indicated permissive stratigraphy coincident with the airborne anomaly west of Riley Ridge, Frontier completed an additional TDEM loop survey over the anomaly core.

NovaGold geologists completed geochemical sampling of all NovaGold core and spot sampling of much of the historical BCMC/Kennecott Minerals Arctic core. This work is ongoing and will allow NovaGold to build a reasonably comprehensive lithogeochemical model of the Arctic deposit.

The 2006 drilling program completed 3,010m in 12 holes. This program was performed to test mineralization extensions and geophysical anomalies outside the immediate Project area, but within the claim block. These holes were drilled at the Dead Creek, Sun, COU and Red prospects.

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At Dead Creek, the holes were located based on a combination of geophysics and geology. Each hole penetrated the targeted stratigraphy, and showed that the sulfide system diminishes to the north and east but remains open to the south and west. One of the Back-Door Creek holes penetrated an 8m zone that contained several 2 to 7cm-thick pyrrhotite bands, but with only a trace of chalcopyrite. This zone correlates stratigraphically with a mineralized interval in a nearby historical hole, suggesting metallic mineral zonation from pyrite and base-metal sulfide to pyrrhotite.

Drilling in the Sunshine Creek area tested the western extent of mineralization observed in historical drill holes, which is interpreted to be two sulfide-bearing horizons that lie sub-parallel to the stratigraphy, above a carbonate package. NovaGold interprets the two mineralized horizons as limbs of an F2 anticline. Drill intercepts from 2006 that correlate with these two horizons had significantly lower grade and were thinner than historical intercepts. Preliminary results indicate that the sulfide horizon becomes dominated by pyrrhotite to the west. NovaGold currently interprets this compositional change to represent a more distal portion of the mineralized system.

Drilling at COU was performed to investigate an electromagnetic anomaly and consisted of one hole. The source of this anomaly was a thick sequence of graphitic black schist that contained abundant continuous pyrrhotite bands. Downhole a few hundred meters it was recognized that the hole was still in the hanging wall to the stratigraphic package that hosts the Project. This resulted in extending the hole. The hole was stopped slightly above its target because of safety considerations. This hole has proven vital to NovaGold’s understanding of the regional F2 folds and to the stratigraphic stacking order in this area.

NovaGold drilled four holes into the Red prospect, located in the lowlands of the Kogoluktuk Valley, about 5km east of the Project. These holes tested an electromagnetic anomaly and intersected a sulfide vein system hosted by siltstone believed to underlie the Gnurgle Gneiss. The veins have a quartz-calcite-fluorite gangue, and their margins commonly contain concentrations of secondary brown biotite, suggesting an affinity to relatively high-temperature potassic alteration. The F1 structural fabric deforms the veins, suggesting that they are relatively old. The vein style of mineralization makes this occurrence unique in the district.

An ongoing effort to gather and compile data for a new resource model for the Project includes re-logging of historical drill core, detailed logging of individual ore intersections at 1:50 scale and work with hole-to-hole correlations.

Drilling at Arctic has been performed within industry standards using appropriate methods and techniques for a VMS target. SRK agrees with the techniques used at this project.

Multiple drillhole intersections have resulted in a reasonably accurate knowledge of the orientation of the mineralization. Mineralization follows enclosing stratigraphic layering and is further defined, except where tightly folded, by bedding parallel to bedding subparallel foliation.

Most holes intersect the mineral zone nearly perpendicular to foliation and to the mineralization, so the intersections represent near true thickness. Exceptions are where mineralized zones wrap around tight fold hinges, but these instances are rare.

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10 Sampling Method and Approach (Item 14)

The sampling protocol for all the NovaGold drill programs at the Arctic deposit from 2004–2007 is the same. Core logging geologists mark the sample intervals, which range from 1 to 3m in length. Varying rock types, lithologic contacts and mineralized zones influence sample interval selection. Sample boundaries are placed at lithologic contacts. Each hole was sampled in its entirety, even in areas that encountered significant intervals of unmineralized core. Sample intervals of 2 to 3m are most common in weakly to unmineralized core, and sample intervals of 1 to 2m are more common in mineralized zones or areas of varying lithology. Sample intervals used are well within the width of the average mineralized zone in the resource area. This sampling approach is considered sound and appropriate for this style of mineralization and alteration. Core recovery was good to excellent, resulting in quality samples with little to no bias. There are no known drilling and/or recovery factors that could materially impact accuracy. ALS Chemex in Vancouver, B.C. was used for all analyses conducted by NovaGold.

Core drilling within the resource area was specifically targeted for geologic control and to best define zones of mineralization for the resulting resource estimate. Drilling outside of the resource area was focused to explore for additional mineralization and to gain a better understanding of the geologic controls to mineralization.

After logging, the core was digitally photographed and cut in half using diamond core saws. Specific attention to core orientation was maintained during core sawing to ensure the best representative sampling. One-half of the core was returned to the core box for storage on site and the other half was bagged and labeled for sample processing and analysis.

Sampling of drill core prior to 2004 by Kennecott and BCMC focused primarily on the mineralized zones. During the 1998 campaign, Kennecott did sample some broad zones of alteration and weak mineralization, but much of the unaltered and unmineralized rock remains unsampled. ALS Chemex was also used for analyses conducted by Kennecott.

Earlier BCMC sampling was even more restricted to mineralized zones of core. Intervals of visible sulfide mineralization were selected for sampling and analyses were conducted by Union Assay Office Inc. of Salt Lake City, Utah. Numerous intervals of weak to moderate mineralization remain unsampled in the historical drill core. NovaGold conducted some limited sampling of this historical drill core to gain a better understanding of trace element distribution around the Arctic deposit. During the relogging of much of this historical core, 1m intervals were selected over each 10m of unmineralized core. These 1m intervals were sawn in half, with one-half returned to the box and the other half placed in a bag, labeled and sent to the laboratory for analysis. This type of sampling was used to determine trace element distribution about the deposit; none of the mineralized zones were sampled in this way.

With the lack of outcrop in a folded metamorphic terrane, it is necessary to have a good understanding of the geologic model to predict positioning of the drill to get a sample of true thickness in the mineralized zone. NovaGold has been diligently relogging core and mapping the project to gain this understanding. The use of oriented core is very important to this interpretation. SRK has confidence that the samples collected at the Project are representative of the geometry of the mineralized zone.

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Table 10.1: Selected Significant Intervals with True Thickness Estimates

			Assayed						True
Hole ID	From	To	Length (m)	Cu_%	Au_ppm	Ag_ppm	Pb_%	Zn_%	Thickness (m)
AR-72	183.18	198.73	15.55	2.368	0.774	49.80	0.92	4.77	14.09
AR-72	137.92	154.69	16.77	5.832	2.036	66.24	2.21	7.87	15.76
AR-60	194.46	205.80	11.34	4.043	0.620	81.90	0.94	6.20	10.95
AR-51	39.47	46.48	7.01	3.84	8.806	54.06	1.92	7.38	6.67
AR-44	184.65	210.49	25.84	1.833	0.845	43.85	0.63	3.47	24.71
AR-44	132.83	148.44	15.61	2.476	0.720	47.27	0.54	5.02	15.27
AR-40	75.47	83.33	7.86	6.203	3.164	74.04	0.94	6.57	7.48
AR-39	148.13	156.58	8.45	5.741	8.735	198.94	1.53	5.90	7.32
AR-34C	166.12	182.61	16.49	4.288	0.514	53.58	0.57	5.72	14.95
AR-26	28.04	51.21	23.17	4.543	0.192	53.11	1.17	4.40	14.89
AR-22	278.59	292.61	14.02	5.751	0.608	69.81	0.75	4.14	13.71
AR-16B	154.47	172.12	17.65	3.717	0.967	58.84	1.11	8.51	17.05
AR-14B	166.66	173.77	7.11	4.895	1.988	106.95	2.00	11.29	7.00
AR-14B	148.01	160.72	12.71	4.233	0.772	56.17	1.28	7.12	12.66
AR-14A	148.35	159.53	11.18	3.723	1.084	41.43	1.19	6.20	10.51
AR-14	146.79	161.39	14.60	4.416	0.725	62.60	1.73	7.19	14.10
AR-12	204.83	215.59	10.76	6.629	1.180	98.69	0.93	6.26	10.52
AR-12	158.92	175.41	16.49	4.367	0.150	23.60	0.30	2.08	16.49
AR-11B	146.30	158.83	12.53	4.954	0.724	65.20	1.12	8.02	12.10
AR-11A	148.22	154.84	6.62	7.874	1.481	98.62	1.34	10.92	6.22
AR-11	170.08	189.37	19.29	2.623	0.539	49.70	0.55	2.48	19.00
AR-07	125.27	135.48	10.21	3.804	0.757	79.85	1.36	7.53	10.21
AR04-87	98.81	106.17	7.36	9.651	0.730	108.21	1.64	10.35	5.20
AR04-86	218.67	231.12	12.45	3.759	0.910	52.36	0.58	6.01	11.70
AR04-83	262.64	279.00	16.36	3.514	1.139	109.30	1.08	8.09	15.37
AR04-83	174.34	190.62	16.28	4.023	0.162	27.49	0.55	2.86	14.75
AR04-79	136.18	163.75	27.57	5.288	2.342	75.61	1.24	7.49	24.99
AR04-78	231.00	247.00	16.00	3.073	1.256	59.55	0.72	4.81	13.11
AR04-78	211.02	223.00	11.98	3.581	0.927	60.18	1.27	6.05	10.86

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11 Sample Preparation, Analyses and Security (Item 15)

The core from the NovaGold programs was sawn in half, with half sent to labs in Fairbanks, AK for sample preparation and the other half returned to the core box for storage. Samples were crushed to 70% <2mm and a nominal 250g split was sent to Vancouver, B.C. for analysis by ALS Chemex. There the splits were pulverized to 85% <75um. Initial gold analysis was done by fire assay atomic absorption (FA-AA) on a nominal 30g split of the pulp. Samples returning over limit gold values (>10ppm) were rerun using fire assay techniques. Initial results for all other elements (27) were done via four acid digestion ICP analysis on a nominal 25g split of the pulp. Samples with over limit values for copper (>10,000ppm), lead (>10,000ppm), zinc (>10,000ppm) or silver (>100ppm) were rerun using atomic absorption (AA) techniques.

Gold values for duplicate samples (both blind and laboratory) from 2004 and for those samples re-assayed from earlier programs locally showed high variability, indicating a possible nugget effect. As a result, a series of samples was selected for mass spectrometer analysis (MSA) analysis. Results are pending.

A Quality Assurance/Quality Control (QA/QC) program was instituted for the 2004 drill program. Samples were broken into 20 sample batches that included three QA/QC samples. The QA/QC samples included one duplicate, one blank and one standard. Duplicate samples were prepared at the prep facility by taking a second split from the entire prepped sample. A local limestone source was used as the blank material. A series of samples taken from the source area and assayed confirm that the limestone is a suitable blank material. The standard material was obtained from WCM Minerals of Burnaby, B.C. A base-metal standard was selected that best represented the grade of the Arctic ore. Samples were either in the custody of NovaGold personnel or the assay labs at all times.

11.1 Pre-1998 Assay Reruns

A search was made through Kennecott’s Reno, NV warehouse for sample pulps from pre-1998 drill campaigns. A total of 290 pulps was located, mainly from the earliest drill programs, and sent to ALS Chemex Labs in Vancouver, B.C. for analysis. The samples were analyzed for gold by FA-AA as well as 27 additional elements by ICP analysis (see analytical description). Samples were arranged in batches of approximately 20, each with inserted QA/QC samples.

A comparison of the average base and precious metal assay results for the 2004 assays versus those from previous drill campaigns is listed below (Table 11.1.1) .

Table 11.1.1: Pre-1998 Pulp Rerun Comparisons

Element	# Sample Pairs	Ave: Original Assays	Ave: Re-assays 2004	% Diff.: 2004 vs. Orig.
Copper	272	2.91%	2.65%	-10.10
Lead	134	1.09%	1.30%	+16.40
Zinc	199	5.00%	4.80%	-4.11
Silver	212	54.15ppm	55.05ppm	+1.63
Gold	119	0.802ppm	0.767ppm	-4.65

Of the 290 total pulps, 11 contained insufficient volume for any analysis. The variable number of sample pairs is the result of either insufficient sample size for analysis of select elements in

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2004 (mainly over limits) or because some elements were not selected for assay in earlier campaigns.

Zinc, silver and gold analyses all compared favorably. While lead showed the largest variability, the average grades are relatively low, thereby having little effect on the tonnage value. Copper values also had high variability and averaged 10% lower than the original values.

ALS Chemex has attained ISO 9001:2000 registration. In addition, the ALS Chemex Vancouver laboratory is accredited to ISO 17025 by Standards Council of Canada for a number of specific test procedures including fire assay Au by AA, ICP and gravimetric finish, multi-element ICP and AA assays for Ag, Cu, Pb and Zn.

11.2 Reliability of Results

The apparently poor reproducibility of historical assay values is likely a sign of a highly variable deposit, and not an assaying issue. While sample assays are suitable for this Technical Report, further analysis and comparisons are recommended for prefeasibility.

The QA/QC data appear to be reasonable for a program of this scope; a few discrepancies exist which are normal. No formal assessment of the QA-QC data from the 2004-2005 data has been made. This should also be done before prefeasibility, and any significant problems addressed by re-assaying samples which had issues.

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12 Data Verification (Item 16)

12.1 Data Acquisition and Verification

12.1.1 NovaGold Verification

NovaGold performed a review of existing Ambler data at the Kennecott offices in Salt Lake City, Utah with a focus on data relating to the Arctic deposit. Numerous reports and studies were scanned. All available assay certificates as well as the current database were copied and/or scanned.

All pre-2004 drill assay values in the database provided by Kennecott were compared to assay values from the original assay certificates. Local discrepancies, mainly associated with precious metal results, were identified and corrected.

12.1.2 SRK Verification

SRK was supplied with paper and scanned electronic certificates for the pre-2004 programs. Assay certificates for 472 samples out of 1,854 of these samples were unavailable for review. SRK checked 10% of pre-2004 assay certificates against the database. Only minor typographical discrepancies were found and corrected. All of the highest 5% grades of all five elements were checked where available.

SRK also received electronic certificates as text files in comma-separated values (CSV) format for 2,612 assays (88% of the NovaGold Arctic samples) from the 2004–2005 drilling/sampling program, which also included numerous samples selected from previously drilled core. All of these assays were verified successfully with the provided database.

QA/QC data were also made available for the 2005 sampling program, consisting of 166 duplicate samples, 282 standards and 293 blanks. These samples were well within acceptable limits.

Although a few of the paper certificates were unavailable, the available certificates provided reasonable assurance that the database is accurate.

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13 Adjacent Properties (Item 17)

There are three properties adjacent to Arctic: Sun, Smucker and Ruby Creek (Bornite). Sulfide systems similar in character to Arctic occur at the exploration properties of Sun and Smucker (Figure 2-4), held by Andover and Teck Cominco, respectively. Copper mineralization at Bornite, held by NANA, occurs with hydrothermal dolomitization of the Bornite carbonate sequence (Hitzman et al., 1986). The information for Sun, Smucker and Bornite, and the comparisons with Arctic, is in no way indicative that a mineral deposit of similar size or grade does occur or will be found at the Project. The qualified persons have been unable to verify the information on adjacent properties contained herein.

13.1 Sun Prospect

The Sun prospect is also referred to as the Hot prospect. It is described as a copper, zinc, lead and silver deposit and is east of Arctic in the same terrane and lithologic sequence. The deposit is currently in reserve development and is being assessed as a potential open pit and underground mine site. Andover owns 100% of the property but former owner Hastings Base Metals Corporation retains a 1.5% net smelter return (NSR) on production. A resource estimate was performed on Sun by Anaconda based on surface drilling programs. The resource estimate, summarized in Table 13.1.1, was performed in 1977, has been publicly disclosed and is considered to be inferred resources. This historical resource estimate pre-dates the development of NI 43-101 reporting guidelines, was not estimated in compliance with NI 43-101 procedures and should not be relied on (Metals Economics Group, 2007).

Table 13.1.1: Historical Anaconda Resource Estimate 1977

Classification	Tonnes (kt)	Cu%	Zn%	Pb%	Ag_ppm
Inferred	18,407	1.912	4.466	1.182	81.106

13.2 Smucker Prospect

This prospect is located west of Arctic in the same terrane and lithologic sequence and is described as a copper, zinc, silver and lead prospect currently in target outline. Targeting is for a potential underground mine, but there are no published resource and reserve estimates for this project (Metals Economics Group, 2007).

13.3 Bornite Property

The Bornite property is also called Ruby Creek or Cosmos Creek. The property is currently held by NANA and has underground workings. It is described as being on care and maintenance and in target outline (Metals Economics Group, 2007). This property is a copper and cobalt deposit with both Mississippi Valley and Olympic Dam type deposit affinities. It is hosted by a tabular hydrothermal breccia in dolomite and limestone (Williams, 2000). Ore mineralization includes chalcopyrite, bornite, chalcocite, tennantite and galena with pyrite, pyrrhotite and dickite as gangue minerals (Metals Economics Group, 2007). The site currently has a flooded shaft and an unknown amount of underground workings. A resource was estimated by Hitzman (1986), which listed the Ruby Creek deposit as 90Mt at 1.2% copper. This historical resource estimate pre-dates the development of NI 43-101 reporting guidelines, was not estimated in compliance with NI 43-101 procedures and should not be relied on. Hitzman is a highly respected geologist

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and the existence of a historical resource estimate in the region is encouraging in terms of regional prospectivity.

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14 Mineral Processing and Metallurgical Testing (Item 18)

The Arctic deposit is a VMS deposit in talc schists. The principal minerals containing metals of interest are chalcopyrite (Cu), tetrahedrite (Cu, Ag), galena (Pb, Ag) and sphalerite (Zn). The present study considers production of concentrates for shipment to an existing off-site conventional smelter. Metallurgical testing and the selection process are summarized in this section.

14.1 Metallurgical Testwork

14.1.1 1998–1999 Testwork

A metallurgical testwork program was performed for Kennecott by Lakefield Research (Lakefield) in 1998, with a report issued in January 1999. In previous work completed in the 1970s, high levels of lead and zinc were found to report to the copper concentrate, which would at best incur significant smelter penalties, and at worst would not be acceptable to a copper smelter. The objective of the Lakefield test program, therefore, was to define a metallurgical flow sheet that would produce three marketable concentrates: lead/precious metals, copper and zinc.

Two composites were prepared from five drillholes for the metallurgical test program and are thought to be representative of various ore characteristics of the deposit. The first composite, which was defined as the Upper Zone, showed much better metallurgy than the Lower Zone. The Lower Zone samples contained significant quantities of easily floating talc. Table 14.1.1.1 summarizes the results from the metallurgical test program.

Table 14.1.1.1: Summary of Metallurgical Test Programs

			Assays					Distribution, %
Ore Type	Product	Wt %	%Cu	%Pb	%Zn	Au, g/t	Ag, g/t	Cu	Pb	Zn	Au	Ag
Low Talc	Pb 2nd Cl Conc	2.22	6.5	58.8	3.43	38.9	1,703	2.7	68.1	1.1	48.7	47.3
	CuPb 2nd Cl
	Conc	19.2	26.1	8.77	2.71	5.67	281	94.7	87.6	7.2	61.3	67.4
	Zn 2nd Cl Conc	9.91	0.44	0.36	59.1	0.65	14.7	0.8	1.9	81.1	3.6	1.8
	Head Grade
	(Calc)	100.0	5.28	1.92	7.21	1.78	80.1	100.0	100.0	100.0	100.0	100.0
High Talc	Pb 2nd Cl Conc	1.05	8.01	35.3	3.36	34.7	1,670	3.6	30.3	0.6	41.1	30.9
	CuPb 2nd Cl
	Conc	11.60	18.3	7.27	2.98	4.76	345	88.4	66.9	5.8	66.6	70.5
	Zn 2nd Cl Conc	8.97	0.62	0.65	53.4	0.56	25.9	2.4	4.3	81.0	5.9	4.1
	Head Grade
	(Calc)	100.0	2.40	1.26	5.87	0.82	56.8	100.0	100.0	100.0	100.0	100.0
High Talc	Pb 3rd Cl Conc	0.80	11.9	47.9	3.51	70.7	2,589	4.0	31.7	0.5	56.4	38.9
	CuPb 2nd Cl
With Talc	Conc	13.4	16.3	7.41	5.34	5.99	339	90.1	81.7	12.1	79.6	85.0
	Head Grade
Prefloat (1)	(Calc)	100.0	2.41	1.21	5.93	1.01	53.4	100.0	100.0	100.0	100.0	100.0

(1)    No zinc concentrate was produced in this test.

Conclusions from the test program are summarized below:

  The copper and lead recoveries and concentrate grades for the Lower Ore Zone, containing high talc, did not yield satisfactory results;

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  Copper and zinc concentrates grading 26% Cu and 59% Zn, respectively, in the Upper Zone should be readily marketable;

  The lead concentrate grades for both ore zones were less than 50% Pb, relatively low by world standards;

  The lead recoveries for both ore zones were also low at 68.1% for the low talc and only 31.7% for the high talc with the talc pre-float;

  A talc pre-float appears to be more effective for the Lower Zone material than talc depression, confirming the earlier work at the KRC;

  Primary grinds were generally finer than in previous work (P80 of 74µm versus 120µm); and

  Gold and silver recoveries were generally lower than the projections in the 1996 study but more in line with the actual testwork data from the 1970’s.

The data obtained from the Lakefield tests, as expressed in the points above, provided a significant improvement from previous testwork campaigns in the ability to separate payable metals into saleable concentrates.

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15 Mineral Resource Estimate (Item 19)

15.1 Resource Estimation

SRK used Maptek’s Vulcan software to create the geologic and block models and estimate grade. The resource estimate includes all data produced through 2005; no additional data has been generated since 2005, thus the effective date of this report is January 31, 2008.

15.1.1 Drillhole Database

The drillhole database consists of 119 core holes, 96 of which intercepted significant mineralization. Of the 25,000m drilled, 4,808 intervals were sampled representing 9,128m of sampled drilling. Sample lengths vary from 0.1 to 12m, and average about 1.9m. Each interval contains assays for copper, zinc, lead, gold and silver, as well as codes for lithology and mineralized zone. Drillhole collars for the holes used in this estimate are listed in Appendix C, and their locations are shown in Figure 15-1.

A separate database table includes specific gravity (SG) measurements for 404 samples taken from 47 drillholes.

Downhole surveys were recorded in 50 to 150ft intervals for the majority of the drillholes. A standard “typical deviation” had been applied to 40 holes, which were unsurveyed. Due to the assumed regional structural fabric, this practice is reasonable, although the actual hole deviations may vary greatly depending on structures encountered, lithologic contacts, drilling rigs and drilling conditions. For a Technical Report, the sample locations are sufficient. SRK recommends that a detailed study of downhole surveys be performed to verify that a general artificial survey is appropriate for all parts of the deposit. In future, all holes require downhole surveys.

Zone codes were assigned to the drillhole database to match the modeled massive sulfide units as described below in Section 15.1.2. These were chosen based upon a combination of logged lithology and assayed grades and were coded based on the geometric relationship to the interpreted geology.

15.1.2 Univariate Statistics

Univariate statistics were calculated on all mineralized intercepts as shown in Appendix D. Based on breaks in the populations as observed in the probability plots, caps were determined for each element. These caps and their effects are listed in Table 15.1.2.1 and broken out by massive sulfide and host (non-massive sulfide) categories.

Table 15.1.2.1: Drillhole Assay Statistics

		Cu (%)		Zn (%)		Pb (%)		Au (ppm)		Ag (ppm)
Category	Length	Uncut	Cap 15	Uncut	Cap 18	Uncut	Cap 4	Uncut	Cap 7	Uncut	Cap 190
Host	19,703.45	0.07	0.07	0.06	0.06	0.01	0.01	0.01	0.01	1.09	1.09
Sulfide	1,077.11	3.77	3.76	6.05	6.04	0.94	0.93	0.83	0.75	56.86	55.81
Total	20,780.56	0.26	0.26	0.37	0.37	0.06	0.06	0.06	0.05	3.98	3.93
Number Capped			4		8		9		3		5

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15.1.3 Geology

Based upon cross sectional interpretations supplied by NovaGold, five “zones” representing massive sulfide lenses were modeled. Two of these represent the upper and lower limbs of a basic recumbent fold structure hinged to the northwest and dipping to the southwest roughly 20°, and two others are splayed horizons sandwiched between the main limbs. The fifth zone is a single limb northwest and below the other zones across a fault referred to as the “Lower Thrust”. Previously existing Vulcan models supplied the basic geometries for this model but were not suitable for capturing data in an appropriate manner for estimation. These zones were modeled to fit this geometry using grid models of elevation and vertical thickness. The grid interpolation method used chosen intercepts as data points with both elevation and vertical thickness. These attributes were interpolated into 5m x 5m grid cells that were then manipulated to provide a top and bottom surface for each lens. An advantage of this method is that it does a very good job of respecting the locations of the original intercepts while maintaining a reasonable/logical geometry. Due to the sparse data that this is based upon, it has been assumed that more drilling data and further refinement of the model will occur before final mine planning is done. These zones are coded as follows, and illustrated in Figures 15-2 and 15-3.

1 = Main upper limb.

2 = Intermediate upper lens.

3 = Intermediate lower lens.

4 = Main lower limb.

11 = Lower thrust extension.

Intervals of massive sulfide that could not be clearly correlated to this general interpretation were assigned a code of 5 or 6 so they could be easily identified in future attempts at correlation.

Although the cross sectional interpretation clearly shows several faults cutting across the sulfide bodies, the sparsity of data supporting isolated blocks of sulfides led to the use of a simpler interpretation to reflect supportable volume estimates of sulfides. As more drilling information is gained these models should be revised.

These lenses were in general not extrapolated more than 50m beyond the edge of mineralized intercepts. In some areas the distance between intercepts internal to the mineralization exceeded 50m.

15.1.4 Compositing

Composites were created in 1m downhole intervals, broken at changes in zone codes. This length was used as a compromise to capture short intervals that were typically sampled on massive sulfides, while still allowing high- and low-grade intervals to exist within the narrow lenses. Unsampled and unlogged intervals were counted as having zero grades for all metals.

15.1.5 Specific Gravity

Previous resource estimations for the Project used an average SG of 3.48 for mineralized material. There is no documentation explaining how this number was derived. In 1998, Kennecott had SG analyses done on 38 core samples of which 22 were from mineralized zones and 16 from other lithologies. Analyses were split between Chemex Laboratories and Golder and Associates. Mineralized samples were defined for SG measurements as massive sulfide

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(>50% total sulfides) or semi-massive sulfide (<50% total sulfides). Lithologic samples were also collected, some of which contain up to 10% sulfides. The mineralized samples showed a large difference from the previous estimated density number used.

The following year, in 1999, Kennecott selected 231 samples from the pre-1998 drill campaigns for SG analysis. The samples were shipped to Anchorage but were not forwarded to a lab for analysis.

Due to the large discrepancy between previous SG measurements, a more extensive field SG program was implemented. In 2004, the 231 samples from the pre-1998 drill campaigns were collected from Kennecott’s Anchorage warehouse and sent to Chemex Laboratories for bulk density analysis. In addition to these 231 samples, 33 samples from the 2004 program were included, mainly to check field procedures.

Field SG measurements were collected using an Ohaus triple beam balance. Select core samples were first dried and then a weight-in-air value was obtained followed by a weight-in-water, with the sample suspended by a wire into a water-filled bucket. The density was calculated using the following formula:

Weight in air

(Weight in air – Weight in water)

A total of 127 usable field SG measurements was obtained.

The 2004 lab program produced significantly lower SG results for mineralized samples compared to the earlier programs. The average of the field results were within 1% of the lab results, confirming the accuracy of the field procedures. In comparison to the earlier programs, the 2004 SG measurements were 7.4% lower for massive sulfide samples and 14.5% lower for semi-massive sulfide samples. The average of the lithology samples was similar in all programs. Table 15.1.5.1 shows the results obtained for these three programs.

Table 15.1.5.1: Historical Specific Gravity Data Statistics – Arctic Deposit: 1998–2004

	MS (>50% sulfide)	No. of	SMS (<50% sulfide)	No. of	Lithologies	No. of
Program	Average g/cm3	Samples	Average g/cm3	Samples	Avg g/cm3	Samples
1998 Lab (Chemex, Golder)	4.37	15	4.02	7	2.84	16
2004 Field	4.40	35	3.84	19	2.83	73
2004 Lab (Chemex)	4.06	121	3.36	77	2.85	66
All Programs	4.16	171	3.49	103	2.84	155

The difference between the 2004 lab results and those from previous studies may be the result of selection bias in the earlier programs as well as mineralogy within individual samples. With the exception of the lithology samples, the averages from the earlier programs were obtained using fewer samples. Samples from the pre-1998 drill campaigns were from NQ- and BQ-sized core, while samples from the 1998 and 2004 drilling programs were collected from HQ-sized core. In addition, the length of sample taken from the pre-1998 averaged 7.27cm, whereas samples of 2004 core averaged 9.05cm. As a result, sample size may also be a factor in the SG variation from program to program. With more data, a better correlation between total estimated sulfide and SG may be defined. This could then be used in future resource estimations.

For the purpose of this resource estimate, the non-rejected SG measurements were categorized by rock type and vary from 2.62 to 4.87 with an average of 4.4 for massive sulfide (MS). The

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MS zones modeled are actually composed of a mixture of MS and semi-massive sulfide (SMS), and the combination of these samples have an average SG of 4.2 (Table 15.1.5.2) . Actual values within each zone were used to interpolate SG into the block model using inverse distance squared, but where SG sample density was too sparse, a default value of 4.2 was used in the mineralized zones. A default of 2.9, the average SG of non-rejected quartz mica schist samples, was used for all host rock.

Table 15.1.5.2: Specific Gravity Measurements Categorized by Rock Type

Rock Category	Count	Average	Max	Min
MS+SMS	77	4.2	4.87	2.84
Non-MS/SMS	93	2.9	4.26	2.62

15.1.6 Variogram Analysis and Modeling

Due to the wide spacing of data and the complex geometry of the sulfide lenses, a thorough directional variogram study is impractical. General directional variograms were generated for each element and, due to the drill spacing and orientation, the best variograms are in the orientation of azimuth 150, plunge 30 (as shown in Appendix E). Ranges of 40 to 50m are observed in all elements but gold, which has a range of 25m.

The block model was defined with an orientation of 49° to parallel the trend of the dominant recumbent fold. Blocks are 5m x 5m in the X and Y dimensions, and variable to within the closest 0.2m in the Z dimension in order to fit the volume of the narrow flat MS zones, as defined by the wireframe solid models.

Due to the convoluted, but narrow geometry of the sulfide zones, the estimation used a spherical search restricted within the zones. Multiple passes were used—50m, 100m and 150m—to fill as many blocks as possible with the zones. The first search pass used a minimum of two samples, with no more than three from any one drillhole. Subsequent search passes omitted these restrictions. All elements were estimated simultaneously using the same parameters. Although gold had a shorter range than the other elements, it is not a significant economic contributor to this model, so using a slightly longer range was not viewed as an issue.

Because some isolated MS intercepts were not easily correlated to the modeled zones, they remain outside of these zones. To associate a limited volume to these intercepts, a very narrow “pancake” search of 40m x 40m x 5m was used outside of the modeled zones (also referred to as zone 0). Two different generalized orientations were used to match the two dominant fabrics observed outside of the modeled zones. An “upper/South” limb orientation strikes 85°, dipping 22° to the South, and a lower/North limb orientation strikes 356°, dipping 32° West. Although these orientations may not always exactly match the local fabric, they allow these uncorrelated samples to represent a reasonable tonnage of inferred resource. All estimation parameters are defined in Table 15.1.6.1.

After the metal grades were estimated, a simplified Gross Metal Value (GMV) was calculated based on metal prices applied to each individual grade. The GMV is equal to the sum of each grade multiplied by the value of the metal unit as shown in Table 15.1.6.2.

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Using a range of GMV cutoffs verses indicated and inferred resources and grade in percent copper equivalents, SRK developed a preliminary grade-tonnage curve (Figure 15-4). A $100 GMV cutoff was selected using this grade-tonnage curve.

In addition, underground mining methods have been used as a basis for modeling this deposit. An open pit option was not considered because of the following reasons:

  Preliminary geotechnical analysis indicated that attainable pit wall angles would have to be relatively shallow, necessitating high stripping ratios; and

  The potential acid rock generation issues associated with the massive sulfide mineralogy exposed in an open pit and waste piles adding potential mitigation costs and permitting requirements.

Table 15.1.6.1: Estimation Parameters

					Samp.
		Block Selection			Selec.	Estim. Flag	Samp. Lims.		DH Limit		Ellipse		Variogram
Description	Type	Test	Area	Zone	Zone		Min	Max	Use	Mx/Hole	Radii**	Rotation	Range	Nug.	SillDif.
MS Pass 1	OK			*	*	1	2	15	y	3	50	0	50	0.1	0.9
MS Pass 2	OK	flag<1		*	*	2	1	15	y	3	100	0	75	0.1	0.9
MS Pass 3	OK	flag<1		*	*	3	1	15	n	-	150	0	75	0.1	0.9
Outside	OK	topo>0	Low	0	5, 6, 0	4	2	6	n	-	40x5	x140, y-12, z-18	40x5	0.1	0.9
Zones	OK	topo>0	Hi	0	5, 6, 0	4	2	6	n	-	40x5	x320, y25, z-20	40x5	0.1	0.9
SG	ID2	topo>0		*	*		1	6	n	-	400x200	0	-	-	-

* For blocks in all modeled zones (1,2,3,4,11) each block used only samples from the same zone.
** Spherical search, or disk shaped search.
All elements estimated with identical parameters (Cu, Zn, Ag, Pb, Au).

Table 15.1.6.2: Gross Metal Value (GMV) Parameters

Metal/Unit	Price (US$)	Price Unit	Conversion	Value of Metal/Unit (US$)
Cu%	2.25	lb	22.0462	49.60
Au (gpt)	525	oz	0.032151	16.88
Ag (gpt)	9.50	oz	0.032151	0.31
Pb%	0.55	lb	22.0462	12.13
Zn%	1.05	lb	22.0462	23.15

15.1.7 Resource Classification

The mineral resources have been classified according to the CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (November 2005) as described in the Glossary (Section 21).

Resources in the MS zones, which were estimated by the first (50m) search, were classified as indicated. This is roughly based on a distance that is twice the variogram range and within one cross section distance inside a modeled shape, which is based on correlated intervals. All blocks outside of the MS zones, and all other estimated blocks too distant from the samples for the first pass, were classified as inferred. No resources were classified as measured. Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of inferred resources will ever be upgraded to a higher category.

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15.1.8 Mineral Resource Statement

The resources for the Project are derived from the Vulcan block model using SG values estimated from measurements as described in Section 15.1.5. The resources are summarized in Table 15.1.8.1 at $100 GMV cut-off.

Table 15.1.8.1: Arctic Deposit Resources at $100GMV Cut-off

Resource		Grade					Contained Metal
		Cu	Zn	Pb	Ag	Au	Cu	Zn	Pb	Ag	Au
Zone	(kt)	(%)	(%)	(%)	(gpt)	(gpt)	(Mlb)	(Mlb)	(Mlb)	(koz)	(koz)
Indicated
Zone 1	5,294	4.56%	6.45%	1.05%	62.8	0.956	533	752	122	10,684	163
Zone 2	2,982	4.36%	5.82%	0.80%	45.8	0.521	287	383	53	4,387	50
Zone 3	1,957	3.66%	6.00%	0.93%	51.2	0.522	158	259	40	3,220	33
Zone 4	6,092	3.82%	6.00%	0.98%	68.7	1.008	513	805	131	13,451	197
Zone 11	517	4.16%	3.32%	0.34%	32.9	0.254	47	38	4	546	4
Total Indicated	16,841	4.14%	6.03%	0.94%	59.6	0.826	1,538	2,237	350	32,289	447
Total Inferred
Zone 0	1,162	2.21%	2.27%	0.69%	4.2	0.333	57	58	18	156	12
Zone 1	3,163	3.92%	5.75%	0.93%	55.0	0.760	273	401	65	5,596	77
Zone 2	1,559	4.06%	5.60%	0.74%	43.4	0.433	139	193	25	2,176	22
Zone 3	1,307	3.83%	5.13%	0.63%	48.1	0.438	110	148	18	2,021	18
Zone 4	4,382	3.34%	5.03%	0.84%	58.4	0.891	323	486	81	8,224	126
Zone 11	370	4.27%	3.32%	0.36%	33.8	0.293	35	27	3	402	3
Inferred	11,944	3.56%	4.99%	0.80%	48.4	0.674	937	1,313	210	18,575	259
Notes:
* gpt=ppm
(1)	The effective date of this mineral resource estimate is January 31, 2008.
(2)

Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of inferred resources will ever be upgraded to a higher category.

(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(4)	This mineral resource estimate assumes metal prices of US$2.25/lb Cu, US$525/oz Au, US$9.50/oz Ag, US$0.55/lb Pb and US$1.05/lb Zn.

15.1.9 Resource Potential

There are many intercepts in the vicinity of the modeled zones that have not been correlated with this model. Infill drilling will undoubtedly increase the knowledge of how these intercepts fit the picture, and may potentially lead to an increase in the resources quantum.

In preparing the Technical Report presented herein, SRK has applied modifying factors based on testwork undertaken to date and/or general industry accepted practice for a project of this nature.

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7454000 N
7453500 N
7453000 N
7452500 N
7452000 N
612000 E
612500 E
613000 E
613500 E
614000 E
1200NE
900NE
600NE
300NE
0 NE
900NW
600NW
300NW
0 NW
500m

SRK Consulting
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SRK Job No.: 168401

File Name: Figure 15-1

Arctic
Kobuk, AK

Drillhole Location Map
(Grid, 10m Contour)

Date: 07-25-07 | Approved: DKB | Figure: 15-1

1000 L
900 L
800 L
700 L
600 L
500 L
400 L
BLOCK : ZTXT
BLOCK : ZTXT
Topo
Zone 1
Zone 2
Zone 3
Zone 4
Zone 11
Extra Min.
N
W
E
S
90
-90
Dip:0

SRK Consulting
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SRK Job No.: 168401

File Name: Figure 15-2.doc

Arctic,
Kobuk, AK

Typical Cross-section Looking Northeast at XS600NE

Date: 07/24/07	Approved: DKB	Figure: 15-2

1000 L
900 L
700 L
600 L
500 L
BLOCK : ZTXT
BLOCK : ZTXT
Zone 1
Zone 2
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Zone 11
N
W
E
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SRK Job No.: 168401

File Name: Figure 15-3.doc

Arctic,
Kobuk, AK

Typical Cross-section Looking Northwest at XS600NW

Date: 07/24/07 | Approved: DKB | Figure: 15-3

37,500
35,000
32,500
30,000
27,500
25,000
22,500
20,000
17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
Resource (I&I) (kt)
12.00%
11.00%
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
Grade (Cu-Equivalent %)
0
50
100
150
200
250
300
350
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Gross Metal Cut-off ($/tonne)
Resources (I&I)
Grade (Cu-Equivalent %)

SRK Consulting Engineers and Scientists	Arctic, Kobuk, AK	Grade-tonnage Curve		
SRK Job No.: 168401				
File Name: Figure 15-4.doc		Date: 02-12-08	Approved: DKB	Figure: 15-4

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16 Additional Requirements for Development Properties and Production Properties (Item 25)

SRK and other consultants have undertaken internal conceptual plans of various aspects of potential development options for the Project. These are at an early stage and are considered too preliminary for public disclosure.

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17 Other Relevant Data and Information (Item 20)

There is no further information or data to the Project that has not been included in this Technical Report.

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18 Interpretation and Conclusions (Item 21)

The Arctic deposit is a high-grade, volcanic massive sulfide deposit with excellent potential but logistical challenges.

The following presents the interpretations and conclusions of this Technical Report:

•	Geology;

o

Geologic interpretations by NovaGold geologists show a complexly folded and potentially faulted deposit. Based on the widely spaced data available, the currently modeled resource model omits these complexities due to lack of correlatable data. However, volumetrically this resource should be representative based on the available samples. The resource has been completed based on industry standards for this type of deposit with this level of sample spacing.

•	Resource;

o

The mineral resources have been classified using logic consistent with the CIM definitions incorporated in NI 43-101. The mineralization of the Project satisfies sufficient criteria to be classified into Indicated and Inferred resource categories,

	o	Further exploration is required to upgrade the resources thus far identified, and

	o	Resource estimation is based on underground mining methods.

•	Environmental and Permitting;

o

Development of the Project will be subject to extensive environmental baseline analyses, impact assessment and evaluation, and associated permitting requirements reflective of the cumulative impacts associated with full project build-out, and the sensitive environment in which it is to be constructed.

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19 Recommendations (Item 22)

The findings of this Technical Report provide compelling arguments to advance the evaluation of the Project to the pre-feasibility stage.

Additional activities in support of a pre-feasibility assessment include the following, together with indicative costs:

  Environmental Assessment                          US$500,000

  Exploration and Drilling                              US$2,000,000

  Metallurgical Testwork                                  US$400,000

  Pre-feasibility Report                                      US$200,000

Given the amount of work performed on the project, additional activities are required to confirm previous work and further define the development scheme. A revised economic analysis should be carried out.

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20 References (Item 23)

Aleinikoff, J. N., Moore, T. E., Walter, M., and Nokleberg, W. J. (1993), U-Pb ages of zircon, monazite, and sphene from Devonian Metagranites and Metafelsites, Central Brooks Range, Alaska: U.S. Geological Survey Bulletin, v. B 2068, p. 59-70

Bearing Marine Lines (2007), Personal Communication with Company Representative

Dillon, J. T., Pessel, G. H., Chen, J. H., and Veach, N. C. (1980), Middle Paleozoicmagmatism and Orogenesis in the Brooks Range, Alaska: Geology, v. 8, p. 338-343

Dillon, J. T., Tilton, G. R., Decker, J., and Kelley, M. J. (1987), Resource Implications of Magmatic and Metamorphic Ages for Devonian Igneous Rocks in the Brooks Range, in Tailleur, I. L., and Weimer, P., Alaskan North Slope Geology, Pacific Section, Society of Economic Paleontologists and Mineralogists, p. 713-723

Dodd, S. P., Lindberg, P. A., Albers, D. F., Robinson, J. D., Prevost, R. (2004) Ambler Project, 2004 Summary Report, Unpublished Internal Report, Alaska Gold Company

Gottschalk, R. R., and Oldow, J. S. (1988), Low-angle Normal Faults in the South-central Brooks Range Fold and Thrust Belt, Alaska, Geology, 16, p. 395-399

Hitzman, M. W. (1982) Geology of the Ruby Creek Copper Deposit, Southwestern Brooks Range, Alaska: Economic Geology v. 81, p. 1644-1674

Hitzman, M. W., Smith, T. E., and Proffett, J. M. (1982), Bedrock Geology of the Ambler District, Southwestern Brooks Range, Alaska: Alaska Division of Geological and Geophysical Surveys Geologic Report 75, scale 1:250,000

Hitzman, M. W., Proffett, J. M., Schmidt, J. M., and Smith, T. E. (1986) Geology and Mineralization of the Ambler District, Northwestern Alaska: Economic Geology v. 81, p. 1592-1618

Kennecott Research Center (September 1968) Amenability Testing of Diamond Drill Core Samples from Arctic, Alaska Project, TR 68-20

Kennecott Research Center (August 1972) Amenability Testing of Samples from Bear Creek Mining Company’s Arctic Deposit, TR 72-12

Kennecott Research Center (September 1976) Recovery of Mineral Values Arctic Prospect, RTR 76-22

Kennecott (1977) Annual Report Arctic Deposit: Unpublished in-house report

Kennecott (1998) Arctic Deposit and Ambler District Field Report: Unpublished in-house report

Kennecott Research Center (January 1997) Process Selection for Arctic Deposit, Technical Report RTR 77-4

Kobuk Valley National Park (2007) at National Park Service Inventory and Monitoring Program website, http://www.nature.nps.gov/im/units/arcn/park_detail.cfm?parkid=4

Lakefield Research Limited (January 7, 1999) An Investigation of the Recovery of Lead, Zinc & Precious Metals from Samples of the Arctic Project Ore submitted by Kennecott Minerals, Progress Report No.1

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Lindberg, P. A. (2004) Structural Geology of the Arctic Cu-Zn-Pb-Ag Sulfide Deposit: Alaska Gold Company Unpublished Report

Michaelson, S. D. (March 11, 1970) Memo to H. L. Bauer

Moore, T. E., Wallace, W. K., Bird, K. J., Karl, S. M., Mull, C. G., and Dillon, J. T. (1994) Geology of Northern Alaska, in Plafker, G., and Berg, H. C., eds., The Geology of Alaska: Boulder, Colorado, Geological Society of America, The Geology of North America, v. G1, p. 49-140

Mull, C. G. (1982) Tectonic Evolution and Structural Style of the Brooks Range, Alaska; an Illustrated Summary, in Geologic Studies of the Cordilleran Thrust Belt, Rocky Mt. Assoc. Geol., Denver, CO, United States (USA), p. 1-45

Mull, C. G. (1985) Cretaceous Tectonics, Depositional Cycles, and the Nanushuk Group, Brooks Range and Arctic Slope, Alaska, U.S. Geol. Soc. Bull., 1614, p. 7-36

Nauman, C. R. (December 29, 1994) Memo Arctic: Status of Development of Ore Processing

Oldow, J. S., Seidensticker, C. M., Phelps, J. C., Julian, F. E., Gottschalk, R. R., Boler, K. W., Handschy, J. W., and Ave Lallemant, H. G. (1987) Balanced Cross Sections Through the Central Brooks Range and North Slope, Arctic Alaska, AAPG, p. 19, 8 plates

Otto, B. R. (2006) Personal Communication

Proffett, J. M. (1999) Summary of Conclusions on Geology of the Arctic Deposit, AK: Kennecott Minerals Company Unpublished Report

Randolph, M. P. (August 29, 1990) to T. J. Stephenson: Arctic Deposit, Internal Kennecott Memo

Robertson Geoconsultants Inc. (December 1998) Initial Assessment of Geochemical and Hydrological Conditions at Kennecott’s Arctic Project

Russell, R. H. (1977) (1976) Annual Report, Arctic Deposit: Bear Creek Mining Company Unpublished Report

Russell, R. H. (1995) Arctic Project 1995 Evaluation Report, Geologic Report: Kennecott Corporation Unpublished Report

Sawyer, Roger J. (January 15, 1999) Memo to J. Earnshaw, Kennecott Minerals, Arctic-Metallurgy Projections

Schmidt, J. M. (1983) Geology and Geochemistry of the Arctic Prospect, Ambler District, Alaska: Unpublished Ph.D. dissertation, Stanford University

Schmidt, J. M. (1986) Stratigraphic Setting and Mineralogy of the Arctic Volcanogenic Massive Sulfide Prospect, Ambler District, Alaska: Economic Geology v. 81. p. 1619-1643

Schmidt, J. M. (1988) Mineral and Whole Rock Compositions of Seawater-Dominated Hydrothermal Alteration at the Arctic Volcanogenic Massive Sulfide Prospect, Alaska: Economic Geology v.83, p. 822-842

Till, A. B., Schmidt, J. M., and Nelson, S. W. (1988), Thrust Involvement of Metamorphic Rocks, Southwestern Brooks Range, Alaska: Geology, v. 16, p. 930-933

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URSA Engineering (1998) Arctic Project Rock Mass Characterization, Prepared for: Kennecott Minerals, Co., Unpublished Report, p. 49

Vogl, J. J., Calvert, A. J., Gans, P. B. (2002) Mechanisms and Timing of Exhumation of Collision-Related Metamorphic Rocks, Southern Brooks Range, Alaska: Insights from Ar (40)/ Ar (39) Thermochronology, Tectonics, v 21, No 3, p. 1-18

Williams, A. (2000) Opportunities in the NANA Region, in: Mining Alaska National Interest Lands Conservation Act (ANILCA)-Twenty Years Later-Abstracts, Alaska Miners Association 2000 Annual Convention, p. 25

www.kobuk.valley.national-park.com/info.htm#env (2007), Kobuk Valley National Park

www.meg.com (2007), Metals Economics Group Report on Sun Prospect

www.meg.com (2007), Metals Economics Group Report on Smucker Prospect

www.meg.com (2007), Metals Economics Group Report on Bornite Property

www.wrcc.dri.edu/narratives/ALASKA.htm (2007), Climate of Alaska

www.wrcc.dri.edu/summary/climsmak.html (2007), Alaska Climate Summaries

Zieg, G. A., et al. (2005) Ambler Project 2005 Progress Report, Unpublished Internal Report, Alaska Gold Company

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21 Glossary

21.1 Mineral Resources & Reserves

Mineral Resources

The mineral resources and mineral reserves have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (November 2005). Accordingly, the Resources have been classified as Measured, Indicated or Inferred, the Reserves have been classified as Proven, and Probable based on the Measured and Indicated Resources as defined below.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ”Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An ”Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ”Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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A “Probable Mineral Reserve” is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

21.2 Glossary

Table 21.2.1: Definitions of Terms

Term	Definition
Assay	The chemical analysis of mineral samples to determine the metal content.
BQ Size	Letter name specifying the dimensions of bits, core barrels, and drill rods in the B-size and Q-group wireline diamond drilling system having a core diameter of 36.5mm and a hole diameter of 60mm.
Capital Expenditure	All other expenditures not classified as operating assets.
Cementitious	Of or relating to a chemical precipitate, especially of carbonates, having the characteristics of cement.
Composite	Combining more than one sample result to give an average result over a larger distance.
Concentrate	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
Crushing	Initial process of reducing ore particle size to render it more amenable for further processing.
Cut-off Grade (CoG)	The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.
Dilution	Waste, which is unavoidably mined with ore.
Dip	Angle of inclination of a geological feature/rock from the horizontal.
Fault	The surface of a fracture along which movement has occurred.
Footwall	The underlying side of an ore body or stope.
Gangue	Non-valuable components of the ore.
Gross Metal Value (GMV)	An estimate value per ton for each resource block, which considers only contained metal values at specified metal prices without consideration of recoveries or processing costs.
Grade	The measure of concentration of gold within mineralized rock.
Hangingwall	The overlying side of an ore body or slope.
Haulage	A horizontal underground excavation which is used to transport mined ore.
HQ Size

A letter name specifying the dimensions of bits, core barrels, and drill rods in the H- size and Q-group wireline diamond drilling system having a core diameter of 63.5 mm and a hole diameter of 96 mm.

Igneous	crystalline rock formed by the solidification of magma.
Kriging	An interpolation method of assigning values from samples to blocks that minimizes the estimation error.
Level	Horizontal tunnel the primary purpose is the transportation of personnel and materials.
Lithological	Geological description pertaining to different rock types.

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Ambler Project	NI 43-101 Technical Report on Resources

Table 21.2.1: Definitions of Terms (Continued)

Term	Definition
Material Properties	Mine properties.
Milling	A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.
Mineral/Mining Lease	A lease area of which mineral rights are held.
Mining Assets	The Material Properties and Significant Exploration Properties.
NQ Size

A letter name specifying the dimensions of bits, core barrels, and drill rods in the N- size and Q-group wireline diamond drilling system having a core diameter of 47.6mm and a hole diameter of 75.7mm.

Net Smelter Return (NSR)	An estimate value per ton for each resource block, which considers metal values, recoveries and processing costs.
Ongoing Capital	Capital estimates of a routine nature which is necessary for sustaining operations.
Operating Costs	Sum of cost of mining, beneficiation, and administration gives the operating cost of the mine.
Ore Reserve	See Mineral Reserve.
Pillar	Rock left behind to help support the excavations in an underground mine.
Room	Underground void created by mining where the ore is close to horizaontal or at a low angle
Sedimentary	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.
Shaft	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.
Sill	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.
Smelting

A high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from the gangue components that accumulate in a less dense molten slag phase.

Specific Gravity (SG)	The weight of a substance compared with the weight of an equal volume of pure water at 4ºC.
Stratigraphy	The study of stratified rocks in terms of time and space.
Stope	Underground void created by mining.
Strike	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
Sulfide	A sulfur bearing mineral.
Tailings	Finely ground waste rock from which valuable minerals or metals have been extracted.
Thickening	The process of concentrating solid particles in suspension.
Total Expenditure	All expenditures including those of an operating and capital nature.
Variogram	A statistical representation of the characteristics (usually grade)
Zone	Modeled 3D shape representing correlateable intercepts of massive sulfide material in shallowly dipping lenses.

These are general definitions commonly used in mining.

21.3 Units of Measure and Abbreviations

The metric system is used throughout this report with the exception of gold and silver quantities, which are reported in troy ounces, or unless otherwise stated. All currency is in US dollars. Abbreviations used in this report are shown in Table 21.3.1.

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Ambler Project	NI 43-101 Technical Report on Resources

Table 21.3.1: Units of Measure and Abbreviations

Abbreviation	Unit or Term
AA	Atomic Absorption
amsl	above mean sea level
ºC	degrees centigrade
cm	centimeter
CoG	cut-off grade
CSV	comma-separated values
FA-AA	Fire Assay-Atomic Absorption
g	gram
gpt	grams per metric ton
GMV	Gross Metal Value
GPS	Global Positioning System
ha	hectare (10,000m2)
ICP	Inductively Coupled Plasma
km	kilometer (1,000m)
KSP	Kennecott Sulfite Process
L	liter
m	meter
m2	square meter
m3	cubic meter
mm	millimeter
MOU	Memorandum of Understanding
MS	Massive Sulfide
MSA	mass spectrometer analysis
Mt	million metric tonnes
NAD	North American Datum
NI 43-101	National Instrument 43-101
NPV	Net Present Value
NSR	net smelter return
oz	troy ounce (31,1035g)
PIMA	Portable Infrared Mineral Analyzer
ppm	parts per million
QA/QC	quality assurance/quality control
QP	Qualified Person
RC	rotary circulation (drilling)
RQD	rock quality designation
SG	Specific Gravity
SMS	Semi-massive Sulfide
t	metric ton, or tonne
TDEM	Time Domain ElectroMagnetic
USGS	United States Geological Survey
UTM	Universal Transverse Mercator
VMS	Volcanogenic Massive Sulfide

These are general abbreviations and units of measured commonly used in mining.

SRK Consulting (US), Inc.	February 12, 2008
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Appendix A
Certificates of Authors

SRK Consulting
Engineers and Scientists

SRK Consulting (U.S.), Inc.
7175 West Jefferson Avenue, Suite 3000
Lakewood, Colorado
USA 80235
e-mail: denver@srk.com
web: www.srk.com
Tel: 303.985.1333
Fax: 303.985.9947

CERTIFICATE of AUTHOR

I, Neal Rigby, CEng. do hereby certify that:

1. I am a Principal of:

   SRK Consulting (US), Inc.
   7175 W. Jefferson Ave, Suite 3000
   Lakewood, CO, USA, 80235

2. I graduated with a 1st Class Honors BSc Degree in Mining Engineering in 1974 and a PhD in Mining Engineering in 1977 both from the University of Wales, UK.

3. I am a member Institute of Materials, Mining and Metallurgy.

4. I have worked as a mining engineer for a total of 33 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the overall preparation of all sections of the Technical Report titled NovaGold Resources Inc., NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit, AK, and dated February 12, 2008 (the "Technical Report") relating to the Ambler Project. I have not visited the Ambler Project property.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

Group Offices in:	North American Offices:	
Australia	Denver	303.985.1333
North America	Elko	775.753.4151
Southern Africa	Reno	775.828.6800
South America	Tucson	520-544-3688
United Kingdom	Toronto	416.601.1445
	Vancouver	604.681.4196
	Yellowknife	867-699-2430

SRK Consulting (US), Inc. Page 2 of 2

8. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

9. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

11. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 12th Day of February, 2008.

N. Rigby (signed)

Neal Rigby, CEng., MIMMM, PhD

Certificate of Author 168401.NR.doc

SRK Consulting
Engineers and Scientists

SRK Consulting (U.S.), Inc.
7175 West Jefferson Avenue, Suite 3000
Lakewood, Colorado
USA 80235
e-mail: denver@srk.com
web: www.srk.com
Tel: 303.985.1333
Fax: 303.985.9947

CERTIFICATE of AUTHOR

I, Russell White, P.Geo do hereby certify that:

1. I am a Associate Geologist of:

   SRK Consulting (US), Inc.
   7175 W. Jefferson Ave, Suite 3000
   Lakewood, CO, USA, 80235

2. I graduated with a degree in Bachelor of Science from the University of Northern Arizona in 1983. In addition, I have obtained a minor degree in Computer Science also at Northern Arizona University in 1984.

3. I am a Registered Geologist (number 2293) with the State of Washington.

4. I have worked as a geologist for a total of 23 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Section 15 of the Technical Report titled NovaGold Resources Inc., NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit, AK, and dated February 12, 2008 (the "Technical Report") relating to the Ambler Project. I visited the Ambler Project property on May 16, 2007.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

Group Offices in:
Australia
North America
Southern Africa
South America
United Kingdom

North American Offices:
Denver 303.985.1333
Elko 775.753.4151
Reno 775.828.6800
Tucson 520-544-3688
Toronto 416.601.1445
Vancouver 604.681.4196
Yellowknife 867-699-2430

Appendix B
Ambler Project Claims

Claim Name	File Number (ADL #/ BLM#)	Size (Arces)	Location Date	Township	Range	Sec.	1/4 Sec.	Meridian	On File
ARCTIC 5	FF-054378	20	9/6/1965	21N	11E	35		Kateel River	Kotzebue
ARCTIC 6	FF-054379	20	9/6/1965	21N	11E	35		Kateel River	Kotzebue
ARCTIC 8	FF-054381	20	9/6/1965	21N	11E	35		Kateel River	Kotzebue
ARCTIC 12	FF-054382	20	9/6/1965	21N	11E	34		Kateel River	Kotzebue
ARCTIC 14	FF-054383	20	9/6/1965	21N	11E	34		Kateel River	Kotzebue
ARCTIC 16	FF-054384	20	9/6/1965	21N	11E	34		Kateel River	Kotzebue
ARCTIC 18	FF-054385	20	9/6/1965	21N	11E	34		Kateel River	Kotzebue
ARCTIC 20	FF-054386	20	9/6/1965	21N	11E	34		Kateel River	Kotzebue
ARCTIC 21	FF-054387	20	9/6/1965	21N	11E	34		Kateel River	Kotzebue
ARCTIC 22	FF-054388	20	9/6/1965	21N	11E	34		Kateel River	Kotzebue
ARCTIC 33	FF-054392	20	9/6/1965	21N	11E	35		Kateel River	Kotzebue
ARCTIC 300	FF-054418	20	9/6/1965	21N	11E	34		Kateel River	Kotzebue
ARCTIC 301	FF-054419	20	9/6/1965	21N	11E	34		Kateel River	Kotzebue
ARCTIC 400	FF-054425	20	9/6/1965	21N	11E	34		Kateel River	Kotzebue
ARCTIC 401	FF-054426	20	9/6/1965	21N	11E	34		Kateel River	Kotzebue
Arctic 40A	540543	40	8/29/1990	21N	11E	35	SW	Kateel River	Kotzebue
Arctic 496A	540544	40	8/29/1990	21N	11E	34	SE	Kateel River	Kotzebue
Arctic 1001	540545	40	8/29/1990	21N	11E	34	SE	Kateel River	Kotzebue
Arctic 1002	540546	40	9/1/1990	21N	11E	34	SE & SW	Kateel River	Kotzebue
Arctic 1005	540549	40	9/1/1990	21N	11E	35	SW	Kateel River	Kotzebue
Arctic #3	546162	40	9/1/1990	21N	11E	35	SW & NW	Kateel River	Kotzebue
SC 24	546144	40	Jun-95	21N	10E	16	SW & SE	Kateel River	Kotzebue
SC 25	546145	40	Jun-95	21N	10E	16	SW & SE	Kateel River	Kotzebue
SC 26	546146	40	Jun-95	21N	10E	16	NW & NE	Kateel River	Kotzebue
SC 34	546147	40	Jun-95	21N	10E	16	SE	Kateel River	Kotzebue
SC 35	546148	40	Jun-95	21N	10E	16	SE & NE	Kateel River	Kotzebue
SC 36	546149	40	Jun-95	21N	10E	16	NE	Kateel River	Kotzebue
SC 44	546150	40	Jun-95	21N	10E	15 SW	16 SE	Kateel River	Kotzebue
SC 45	546151	40	Jun-95	21N	10E	15 &16	SW & NW;SE &	Kateel River	Kotzebue
SC 46	546152	40	Jun-95	21N	10E	15 NW	16 NE	Kateel River	Kotzebue
SC 54	546153	40	Jun-95	21N	10E	15	SW	Kateel River	Kotzebue
SC 55	546154	40	Jun-95	21N	10E	15	SW & NW	Kateel River	Kotzebue
SC 56	546155	40	Jun-95	21N	10E	15	NW	Kateel River	Kotzebue
SC 64	546156	40	Jun-95	21N	10E	15	SW & SE	Kateel River	Kotzebue
SC 65	546157	40	Jun-95	21N	10E	15	SW & SE; NW &	Kateel River	Kotzebue
SC 66	546158	40	Jun-95	21N	10E	15	NW & NE	Kateel River	Kotzebue
AM 63-165	590853	40	Sep-97	21N	9E	14	NW	Kateel River	Kotzebue
AM 63-166	590854	40	Sep-97	21N	9E	14	NW	Kateel River	Kotzebue
AM 63-167	590855	40	Sep-97	21N	9E	14	NE	Kateel River	Kotzebue
AM 63-168	590856	40	Sep-97	21N	9E	14	NE	Kateel River	Kotzebue
AM 63-169	590857	40	Sep-97	21N	9E	13	NW	Kateel River	Kotzebue
AM 63-170	590858	40	Sep-97	21N	9E	13	NW	Kateel River	Kotzebue
AM 63-171	590859	40	Sep-97	21N	9E	13	NE	Kateel River	Kotzebue
AM 63-172	590860	40	Sep-97	21N	9E	13	NE	Kateel River	Kotzebue
AM 64-165	590874	40	Sep-97	21N	9E	14	NW	Kateel River	Kotzebue
AM 64-166	590875	40	Sep-97	21N	9E	14	NW	Kateel River	Kotzebue
AM 64-167	590876	40	Sep-97	21N	9E	14	NE	Kateel River	Kotzebue
AM 64-168	590877	40	Sep-97	21N	9E	14	NE	Kateel River	Kotzebue
AM 64-169	590878	40	Sep-97	21N	9E	13	NW	Kateel River	Kotzebue
AM 64-170	590879	40	Sep-97	21N	9E	13	NW	Kateel River	Kotzebue
AM 64-171	590880	40	Sep-97	21N	9E	13	NE	Kateel River	Kotzebue
AM 64-172	590881	40	Sep-97	21N	9E	13	NE	Kateel River	Kotzebue
AM 65-165	590895	40	Sep-97	21N	9E	11	SW	Kateel River	Kotzebue
AM 65-166	590896	40	Sep-97	21N	9E	11	SW	Kateel River	Kotzebue
AM 65-167	590897	40	Sep-97	21N	9E	11	SE	Kateel River	Kotzebue
AM 65-168	590898	40	Sep-97	21N	9E	11	SE	Kateel River	Kotzebue
AM 65-169	590899	40	Sep-97	21N	9E	12	SW	Kateel River	Kotzebue
AM 65-170	590900	40	Sep-97	21N	9E	12	SW	Kateel River	Kotzebue
AM 65-171	590901	40	Sep-97	21N	9E	12	SE	Kateel River	Kotzebue
AM 65-172	590902	40	Sep-97	21N	9E	12	SE	Kateel River	Kotzebue
AM 66-165	590916	40	Sep-97	21N	9E	11	SW	Kateel River	Kotzebue
AM 66-166	590917	40	Sep-97	21N	9E	11	SW	Kateel River	Kotzebue
AM 66-167	590918	40	Sep-97	21N	9E	11	SE	Kateel River	Kotzebue
AM 66-168	590919	40	Sep-97	21N	9E	11	SE	Kateel River	Kotzebue
AM 66-169	590920	40	Sep-97	21N	9E	12	SW	Kateel River	Kotzebue
AM 66-170	590921	40	Sep-97	21N	9E	12	SW	Kateel River	Kotzebue
AM 66-171	590922	40	Sep-97	21N	9E	12	SE	Kateel River	Kotzebue
AM 66-172	590923	40	Sep-97	21N	9E	12	SE	Kateel River	Kotzebue
AM 67-165	590940	40	Sep-97	21N	9E	11	NW	Kateel River	Kotzebue

Claim Name	File Number (ADL #/ BLM#)	Size (Arces)	Location Date	Township	Range	Sec.	1/4 Sec.	Meridian	On File
AM 67-166	590941	40	Sep-97	21N	9E	11	NW	Kateel River	Kotzebue
AM 67-167	590942	40	Sep-97	21N	9E	11	NE	Kateel River	Kotzebue
AM 67-168	590943	40	Sep-97	21N	9E	11	NE	Kateel River	Kotzebue
AM 67-169	590944	40	Sep-97	21N	9E	12	NW	Kateel River	Kotzebue
AM 67-170	590945	40	Sep-97	21N	9E	12	NW	Kateel River	Kotzebue
AM 67-171	590946	40	Sep-97	21N	9E	12	NE	Kateel River	Kotzebue
AM 67-172	590947	40	Sep-97	21N	9E	12	NE	Kateel River	Kotzebue
AM 56-186	590998	40	Sep-97	21N	10E	27	NW	Kateel River	Kotzebue
AM 56-187	590999	40	Sep-97	21N	10E	27	NE	Kateel River	Kotzebue
AM 56-188	591000	40	Sep-97	21N	10E	27	NE	Kateel River	Kotzebue
AM 56-189	591001	40	Sep-97	21N	10E	26	NW	Kateel River	Kotzebue
AM 56-190	591002	40	Sep-97	21N	10E	26	NW	Kateel River	Kotzebue
AM 56-191	591003	40	Sep-97	21N	10E	26	NE	Kateel River	Kotzebue
AM 56-192	591004	40	Sep-97	21N	10E	26	NE	Kateel River	Kotzebue
AM 56-193	591005	40	Sep-97	21N	10E	25	NW	Kateel River	Kotzebue
AM 56-194	591006	40	Sep-97	21N	10E	25	NW	Kateel River	Kotzebue
AM 56-195	591007	40	Sep-97	21N	10E	25	NE	Kateel River	Kotzebue
AM 57-176	591008	40	Sep-97	21N	10E	19	SE	Kateel River	Kotzebue
AM 57-177	591009	40	Sep-97	21N	10E	20	SW	Kateel River	Kotzebue
AM 57-178	591010	40	Sep-97	21N	10E	20	SW	Kateel River	Kotzebue
AM 57-179	591011	40	Sep-97	21N	10E	20	SE	Kateel River	Kotzebue
AM 57-180	591012	40	Sep-97	21N	10E	20	SE	Kateel River	Kotzebue
AM 57-181	591013	40	Sep-97	21N	10E	21	SW	Kateel River	Kotzebue
AM 57-182	591014	40	Sep-97	21N	10E	21	SW	Kateel River	Kotzebue
AM 57-183	591015	40	Sep-97	21N	10E	21	SE	Kateel River	Kotzebue
AM 57-184	591016	40	Sep-97	21N	10E	21	SE	Kateel River	Kotzebue
AM 57-185	591017	40	Sep-97	21N	10E	22	SW	Kateel River	Kotzebue
AM 57-186	591018	40	Sep-97	21N	10E	22	SW	Kateel River	Kotzebue
AM 57-187	591019	40	Sep-97	21N	10E	22	SE	Kateel River	Kotzebue
AM 57-188	591020	40	Sep-97	21N	10E	22	SE	Kateel River	Kotzebue
AM 57-189	591021	40	Sep-97	21N	10E	23	SW	Kateel River	Kotzebue
AM 57-190	591022	40	Sep-97	21N	10E	23	SW	Kateel River	Kotzebue
AM 57-191	591023	40	Sep-97	21N	10E	23	SE	Kateel River	Kotzebue
AM 57-192	591024	40	Sep-97	21N	10E	23	SE	Kateel River	Kotzebue
AM 57-193	591025	40	Sep-97	21N	10E	24	SW	Kateel River	Kotzebue
AM 57-194	591026	40	Sep-97	21N	10E	24	SW	Kateel River	Kotzebue
AM 57-195	591027	40	Sep-97	21N	10E	24	SE	Kateel River	Kotzebue
AM 58-176	591028	40	Sep-97	21N	10E	19	SE	Kateel River	Kotzebue
AM 58-177	591029	40	Sep-97	21N	10E	20	SW	Kateel River	Kotzebue
AM 58-178	591030	40	Sep-97	21N	10E	20	SW	Kateel River	Kotzebue
AM 58-179	591031	40	Sep-97	21N	10E	20	SE	Kateel River	Kotzebue
AM 58-180	591032	40	Sep-97	21N	10E	20	SE	Kateel River	Kotzebue
AM 58-181	591033	40	Sep-97	21N	10E	21	SW	Kateel River	Kotzebue
AM 58-182	591034	40	Sep-97	21N	10E	21	SW	Kateel River	Kotzebue
AM 58-183	591035	40	Sep-97	21N	10E	21	SE	Kateel River	Kotzebue
AM 58-184	591036	40	Sep-97	21N	10E	21	SE	Kateel River	Kotzebue
AM 58-185	591037	40	Sep-97	21N	10E	22	SW	Kateel River	Kotzebue
AM 58-186	591038	40	Sep-97	21N	10E	22	SW	Kateel River	Kotzebue
AM 58-187	591039	40	Sep-97	21N	10E	22	SE	Kateel River	Kotzebue
AM 58-188	591040	40	Sep-97	21N	10E	22	SE	Kateel River	Kotzebue
AM 58-189	591041	40	Sep-97	21N	10E	23	SW	Kateel River	Kotzebue
AM 58-190	591042	40	Sep-97	21N	10E	23	SW	Kateel River	Kotzebue
AM 58-191	591043	40	Sep-97	21N	10E	23	SE	Kateel River	Kotzebue
AM 58-192	591044	40	Sep-97	21N	10E	23	SE	Kateel River	Kotzebue
AM 58-193	591045	40	Sep-97	21N	10E	24	SW	Kateel River	Kotzebue
AM 58-194	591046	40	Sep-97	21N	10E	24	SW	Kateel River	Kotzebue
AM 59-176	591047	40	Sep-97	21N	10E	19	NE	Kateel River	Kotzebue
AM 59-177	591048	40	Sep-97	21N	10E	20	NW	Kateel River	Kotzebue
AM 59-178	591049	40	Sep-97	21N	10E	20	NW	Kateel River	Kotzebue
AM 59-179	591050	40	Sep-97	21N	10E	20	NE	Kateel River	Kotzebue
AM 59-180	591051	40	Sep-97	21N	10E	20	NE	Kateel River	Kotzebue
AM 59-181	591052	40	Sep-97	21N	10E	21	NW	Kateel River	Kotzebue
AM 59-182	591053	40	Sep-97	21N	10E	21	NW	Kateel River	Kotzebue
AM 59-183	591054	40	Sep-97	21N	10E	21	NE	Kateel River	Kotzebue
AM 59-184	591055	40	Sep-97	21N	10E	21	NE	Kateel River	Kotzebue
AM 59-185	591056	40	Sep-97	21N	10E	22	NW	Kateel River	Kotzebue
AM 59-186	591057	40	Sep-97	21N	10E	22	NW	Kateel River	Kotzebue
AM 59-187	591058	40	Sep-97	21N	10E	22	NE	Kateel River	Kotzebue
AM 59-188	591059	40	Sep-97	21N	10E	22	NE	Kateel River	Kotzebue
AM 59-189	591060	40	Sep-97	21N	10E	23	NW	Kateel River	Kotzebue
AM 59-190	591061	40	Sep-97	21N	10E	23	NW	Kateel River	Kotzebue
AM 59-191	591062	40	Sep-97	21N	10E	23	NE	Kateel River	Kotzebue

Claim Name	File Number (ADL #/ BLM#)	Size (Arces)	Location Date	Township	Range	Sec.	1/4 Sec.	Meridian	On File
AM 59-192	591063	40	Sep-97	21N	10E	23	NE	Kateel River	Kotzebue
AM 59-193	591064	40	Sep-97	21N	10E	24	NW	Kateel River	Kotzebue
AM 60-176	591065	40	Sep-97	21N	10E	19	NE	Kateel River	Kotzebue
AM 60-177	591066	40	Sep-97	21N	10E	20	NW	Kateel River	Kotzebue
AM 60-178	591067	40	Sep-97	21N	10E	20	NW	Kateel River	Kotzebue
AM 60-179	591068	40	Sep-97	21N	10E	20	NE	Kateel River	Kotzebue
AM 60-180	591069	40	Sep-97	21N	10E	20	NE	Kateel River	Kotzebue
AM 60-181	591070	40	Sep-97	21N	10E	21	NW	Kateel River	Kotzebue
AM 60-182	591071	40	Sep-97	21N	10E	21	NW	Kateel River	Kotzebue
AM 60-183	591072	40	Sep-97	21N	10E	21	NE	Kateel River	Kotzebue
AM 60-184	591073	40	Sep-97	21N	10E	21	NE	Kateel River	Kotzebue
AM 60-185	591074	40	Sep-97	21N	10E	22	NW	Kateel River	Kotzebue
AM 60-186	591075	40	Sep-97	21N	10E	22	NW	Kateel River	Kotzebue
AM 60-187	591076	40	Sep-97	21N	10E	22	NE	Kateel River	Kotzebue
AM 60-188	591077	40	Sep-97	21N	10E	22	NE	Kateel River	Kotzebue
AM 60-189	591078	40	Sep-97	21N	10E	23	NW	Kateel River	Kotzebue
AM 60-190	591079	40	Sep-97	21N	10E	23	NW	Kateel River	Kotzebue
AM 60-191	591080	40	Sep-97	21N	10E	23	NE	Kateel River	Kotzebue
AM 60-192	591081	40	Sep-97	21N	10E	23	NE	Kateel River	Kotzebue
AM 60-193	591082	40	Sep-97	21N	10E	24	NW	Kateel River	Kotzebue
AM 61-176	591083	40	Sep-97	21N	10E	18	SE	Kateel River	Kotzebue
AM 61-177	591084	40	Sep-97	21N	10E	17	SW	Kateel River	Kotzebue
AM 61-178	591085	40	Sep-97	21N	10E	17	SW	Kateel River	Kotzebue
AM 61-179	591086	40	Sep-97	21N	10E	17	SE	Kateel River	Kotzebue
AM 61-180	591087	40	Sep-97	21N	10E	17	SE	Kateel River	Kotzebue
AM 61-181	591088	40	Sep-97	21N	10E	16	SW	Kateel River	Kotzebue
AM 61-182	591089	40	Sep-97	21N	10E	16	SW	Kateel River	Kotzebue
AM 61-183	591090	40	Sep-97	21N	10E	16	SE	Kateel River	Kotzebue
AM 61-184	591091	40	Sep-97	21N	10E	16	SE	Kateel River	Kotzebue
AM 61-185	591092	40	Sep-97	21N	10E	15	SW	Kateel River	Kotzebue
AM 61-186	591093	40	Sep-97	21N	10E	15	SW	Kateel River	Kotzebue
AM 61-187	591094	40	Sep-97	21N	10E	15	SE	Kateel River	Kotzebue
AM 61-188	591095	40	Sep-97	21N	10E	15	SE	Kateel River	Kotzebue
AM 61-189	591096	40	Sep-97	21N	10E	14	SW	Kateel River	Kotzebue
AM 61-190	591097	40	Sep-97	21N	10E	14	SW	Kateel River	Kotzebue
AM 61-191	591098	40	Sep-97	21N	10E	14	SE	Kateel River	Kotzebue
AM 61-192	591099	40	Sep-97	21N	10E	14	SE	Kateel River	Kotzebue
AM 61-193	591100	40	Sep-97	21N	10E	13	SW	Kateel River	Kotzebue
AM 62-176	591101	40	Sep-97	21N	10E	18	SE	Kateel River	Kotzebue
AM 62-177	591102	40	Sep-97	21N	10E	17	SW	Kateel River	Kotzebue
AM 62-178	591103	40	Sep-97	21N	10E	17	SW	Kateel River	Kotzebue
AM 62-179	591104	40	Sep-97	21N	10E	17	SE	Kateel River	Kotzebue
AM 62-180	591105	40	Sep-97	21N	10E	17	SE	Kateel River	Kotzebue
AM 62-181	591106	40	Sep-97	21N	10E	16	SW	Kateel River	Kotzebue
AM 62-182	591107	40	Sep-97	21N	10E	16	SW	Kateel River	Kotzebue
AM 62-187	591108	40	Sep-97	21N	10E	15	SE	Kateel River	Kotzebue
AM 62-188	591109	40	Sep-97	21N	10E	15	SE	Kateel River	Kotzebue
AM 62-189	591110	40	Sep-97	21N	10E	14	SW	Kateel River	Kotzebue
AM 62-190	591111	40	Sep-97	21N	10E	14	SW	Kateel River	Kotzebue
AM 62-191	591112	40	Sep-97	21N	10E	14	SE	Kateel River	Kotzebue
AM 62-192	591113	40	Sep-97	21N	10E	14	SE	Kateel River	Kotzebue
AM 62-193	591114	40	Sep-97	21N	10E	13	SW	Kateel River	Kotzebue
AM 63-173	591115	40	Sep-97	21N	10E	18	NW	Kateel River	Kotzebue
AM 63-174	591116	40	Sep-97	21N	10E	18	NW	Kateel River	Kotzebue
AM 63-175	591117	40	Sep-97	21N	10E	18	NE	Kateel River	Kotzebue
AM 63-176	591118	40	Sep-97	21N	10E	18	NE	Kateel River	Kotzebue
AM 63-177	591119	40	Sep-97	21N	10E	17	NW	Kateel River	Kotzebue
AM 63-178	591120	40	Sep-97	21N	10E	17	NW	Kateel River	Kotzebue
AM 63-179	591121	40	Sep-97	21N	10E	17	NE	Kateel River	Kotzebue
AM 63-180	591122	40	Sep-97	21N	10E	17	NE	Kateel River	Kotzebue
AM 63-181	591123	40	Sep-97	21N	10E	16	NW	Kateel River	Kotzebue
AM 63-182	591124	40	Sep-97	21N	10E	16	NW	Kateel River	Kotzebue
AM 63-187	591125	40	Sep-97	21N	10E	15	NE	Kateel River	Kotzebue
AM 63-188	591126	40	Sep-97	21N	10E	15	NE	Kateel River	Kotzebue
AM 63-189	591127	40	Sep-97	21N	10E	14	NW	Kateel River	Kotzebue
AM 63-190	591128	40	Sep-97	21N	10E	14	NW	Kateel River	Kotzebue
AM 63-191	591129	40	Sep-97	21N	10E	14	NE	Kateel River	Kotzebue
AM 63-192	591130	40	Sep-97	21N	10E	14	NE	Kateel River	Kotzebue
AM 63-193	591131	40	Sep-97	21N	10E	13	NW	Kateel River	Kotzebue
AM 64-173	591132	40	Sep-97	21N	10E	18	NW	Kateel River	Kotzebue
AM 64-174	591133	40	Sep-97	21N	10E	18	NW	Kateel River	Kotzebue
AM 64-175	591134	40	Sep-97	21N	10E	18	NE	Kateel River	Kotzebue

Claim Name	File Number (ADL #/ BLM#)	Size (Arces)	Location Date	Township	Range	Sec.	1/4 Sec.	Meridian	On File
AM 64-176	591135	40	Sep-97	21N	10E	18	NE	Kateel River	Kotzebue
AM 64-177	591136	40	Sep-97	21N	10E	17	NW	Kateel River	Kotzebue
AM 64-178	591137	40	Sep-97	21N	10E	17	NW	Kateel River	Kotzebue
AM 64-179	591138	40	Sep-97	21N	10E	17	NE	Kateel River	Kotzebue
AM 64-180	591139	40	Sep-97	21N	10E	17	NE	Kateel River	Kotzebue
AM 64-181	591140	40	Sep-97	21N	10E	16	NW	Kateel River	Kotzebue
AM 64-182	591141	40	Sep-97	21N	10E	16	NW	Kateel River	Kotzebue
AM 64-183	591142	40	Sep-97	21N	10E	16	NE	Kateel River	Kotzebue
AM 64-184	591143	40	Sep-97	21N	10E	16	NE	Kateel River	Kotzebue
AM 64-185	591144	40	Sep-97	21N	10E	15	NW	Kateel River	Kotzebue
AM 64-186	591145	40	Sep-97	21N	10E	15	NW	Kateel River	Kotzebue
AM 64-187	591146	40	Sep-97	21N	10E	15	NE	Kateel River	Kotzebue
AM 64-188	591147	40	Sep-97	21N	10E	15	NE	Kateel River	Kotzebue
AM 64-189	591148	40	Sep-97	21N	10E	14	NW	Kateel River	Kotzebue
AM 64-190	591149	40	Sep-97	21N	10E	14	NW	Kateel River	Kotzebue
AM 64-191	591150	40	Sep-97	21N	10E	14	NE	Kateel River	Kotzebue
AM 64-192	591151	40	Sep-97	21N	10E	14	NE	Kateel River	Kotzebue
AM 64-193	591152	40	Sep-97	21N	10E	13	NW	Kateel River	Kotzebue
AM 65-173	591153	40	Sep-97	21N	10E	7	SW	Kateel River	Kotzebue
AM 65-174	591154	40	Sep-97	21N	10E	7	SW	Kateel River	Kotzebue
AM 65-175	591155	40	Sep-97	21N	10E	7	SE	Kateel River	Kotzebue
AM 65-176	591156	40	Sep-97	21N	10E	7	SE	Kateel River	Kotzebue
AM 65-177	591157	40	Sep-97	21N	10E	8	SW	Kateel River	Kotzebue
AM 65-178	591158	40	Sep-97	21N	10E	8	SW	Kateel River	Kotzebue
AM 65-179	591159	40	Sep-97	21N	10E	8	SE	Kateel River	Kotzebue
AM 65-180	591160	40	Sep-97	21N	10E	8	SE	Kateel River	Kotzebue
AM 65-181	591161	40	Sep-97	21N	10E	9	SW	Kateel River	Kotzebue
AM 65-182	591162	40	Sep-97	21N	10E	9	SW	Kateel River	Kotzebue
AM 65-183	591163	40	Sep-97	21N	10E	9	SE	Kateel River	Kotzebue
AM 65-184	591164	40	Sep-97	21N	10E	9	SE	Kateel River	Kotzebue
AM 65-185	591165	40	Sep-97	21N	10E	10	SW	Kateel River	Kotzebue
AM 65-186	591166	40	Sep-97	21N	10E	10	SW	Kateel River	Kotzebue
AM 65-187	591167	40	Sep-97	21N	10E	10	SE	Kateel River	Kotzebue
AM 65-188	591168	40	Sep-97	21N	10E	10	SE	Kateel River	Kotzebue
AM 65-189	591169	40	Sep-97	21N	10E	11	SW	Kateel River	Kotzebue
AM 65-190	591170	40	Sep-97	21N	10E	11	SW	Kateel River	Kotzebue
AM 65-191	591171	40	Sep-97	21N	10E	11	SE	Kateel River	Kotzebue
AM 65-192	591172	40	Sep-97	21N	10E	11	SE	Kateel River	Kotzebue
AM 65-193	591173	40	Sep-97	21N	10E	12	SW	Kateel River	Kotzebue
AM 66-173	591174	40	Sep-97	21N	10E	7	SW	Kateel River	Kotzebue
AM 66-174	591175	40	Sep-97	21N	10E	7	SW	Kateel River	Kotzebue
AM 66-175	591176	40	Sep-97	21N	10E	7	SE	Kateel River	Kotzebue
AM 66-176	591177	40	Sep-97	21N	10E	7	SE	Kateel River	Kotzebue
AM 66-177	591178	40	Sep-97	21N	10E	8	SW	Kateel River	Kotzebue
AM 66-178	591179	40	Sep-97	21N	10E	8	SW	Kateel River	Kotzebue
AM 66-179	591180	40	Sep-97	21N	10E	8	SE	Kateel River	Kotzebue
AM 66-180	591181	40	Sep-97	21N	10E	8	SE	Kateel River	Kotzebue
AM 66-181	591182	40	Sep-97	21N	10E	9	SW	Kateel River	Kotzebue
AM 66-182	591183	40	Sep-97	21N	10E	9	SW	Kateel River	Kotzebue
AM 66-183	591184	40	Sep-97	21N	10E	9	SE	Kateel River	Kotzebue
AM 66-184	591185	40	Sep-97	21N	10E	9	SE	Kateel River	Kotzebue
AM 66-185	591186	40	Sep-97	21N	10E	10	SW	Kateel River	Kotzebue
AM 66-186	591187	40	Sep-97	21N	10E	10	SW	Kateel River	Kotzebue
AM 66-187	591188	40	Sep-97	21N	10E	10	SE	Kateel River	Kotzebue
AM 66-188	591189	40	Sep-97	21N	10E	10	SE	Kateel River	Kotzebue
AM 66-189	591190	40	Sep-97	21N	10E	11	SW	Kateel River	Kotzebue
AM 66-190	591191	40	Sep-97	21N	10E	11	SW	Kateel River	Kotzebue
AM 66-191	591192	40	Sep-97	21N	10E	11	SE	Kateel River	Kotzebue
AM 66-192	591193	40	Sep-97	21N	10E	11	SE	Kateel River	Kotzebue
AM 66-193	591194	40	Sep-97	21N	10E	12	SW	Kateel River	Kotzebue
AM 67-173	591195	40	Sep-97	21N	10E	7	NW	Kateel River	Kotzebue
AM 67-174	591196	40	Sep-97	21N	10E	7	NW	Kateel River	Kotzebue
AM 67-175	591197	40	Sep-97	21N	10E	7	NE	Kateel River	Kotzebue
AM 67-176	591198	40	Sep-97	21N	10E	7	NE	Kateel River	Kotzebue
AM 67-177	591199	40	Sep-97	21N	10E	8	NW	Kateel River	Kotzebue
AM 67-178	591200	40	Sep-97	21N	10E	8	NW	Kateel River	Kotzebue
AM 67-179	591201	40	Sep-97	21N	10E	8	NE	Kateel River	Kotzebue
AM 67-180	591202	40	Sep-97	21N	10E	8	NE	Kateel River	Kotzebue
AM 67-181	591203	40	Sep-97	21N	10E	9	NW	Kateel River	Kotzebue
AM 67-182	591204	40	Sep-97	21N	10E	9	NW	Kateel River	Kotzebue
AM 67-183	591205	40	Sep-97	21N	10E	9	NE	Kateel River	Kotzebue
AM 67-184	591206	40	Sep-97	21N	10E	9	NE	Kateel River	Kotzebue

Claim Name	File Number (ADL #/ BLM#)	Size (Arces)	Location Date	Township	Range	Sec.	1/4 Sec.	Meridian	On File
AM 67-185	591207	40	Sep-97	21N	10E	10	NW	Kateel River	Kotzebue
AM 67-186	591208	40	Sep-97	21N	10E	10	NW	Kateel River	Kotzebue
AM 67-187	591209	40	Sep-97	21N	10E	10	NE	Kateel River	Kotzebue
AM 67-188	591210	40	Sep-97	21N	10E	10	NE	Kateel River	Kotzebue
AM 67-189	591211	40	Sep-97	21N	10E	11	NW	Kateel River	Kotzebue
AM 67-190	591212	40	Sep-97	21N	10E	11	NW	Kateel River	Kotzebue
AM 67-191	591213	40	Sep-97	21N	10E	11	NE	Kateel River	Kotzebue
AM 67-192	591214	40	Sep-97	21N	10E	11	NE	Kateel River	Kotzebue
AM 67-193	591215	40	Sep-97	21N	10E	12	NW	Kateel River	Kotzebue
AM 67-194	591216	40	Sep-97	21N	10E	12	NW	Kateel River	Kotzebue
AM 67-195	591217	40	Sep-97	21N	10E	12	NE	Kateel River	Kotzebue
AM 67-196	591218	40	Sep-97	21N	10E	12	NE	Kateel River	Kotzebue
AM 49-206	591219	40	Sep-97	21N	11E	33	SW	Kateel River	Kotzebue
AM 49-207	591220	40	Sep-97	21N	11E	33	SE	Kateel River	Kotzebue
AM 49-208	591221	40	Sep-97	21N	11E	33	SE	Kateel River	Kotzebue
AM 49-209	591222	40	Sep-97	21N	11E	34	SW	Kateel River	Kotzebue
AM 49-210	591223	40	Sep-97	21N	11E	34	SW	Kateel River	Kotzebue
AM 49-214	591224	40	Sep-97	21N	11E	35	SW	Kateel River	Kotzebue
AM 49-215	591225	40	Sep-97	21N	11E	35	SE	Kateel River	Kotzebue
AM 49-216	591226	40	Sep-97	21N	11E	35	SE	Kateel River	Kotzebue
AM 49-217	591227	40	Sep-97	21N	11E	36	SW	Kateel River	Kotzebue
AM 49-218	591228	40	Sep-97	21N	11E	36	SW	Kateel River	Kotzebue
AM 49-219	591229	40	Sep-97	21N	11E	36	SE	Kateel River	Kotzebue
AM 49-220	591230	40	Sep-97	21N	11E	36	SE	Kateel River	Kotzebue
AM 50-206	591231	40	Sep-97	21N	11E	33	SW	Kateel River	Kotzebue
AM 50-207	591232	40	Sep-97	21N	11E	33	SE	Kateel River	Kotzebue
AM 50-208	591233	40	Sep-97	21N	11E	33	SE	Kateel River	Kotzebue
AM 50-209	591234	40	Sep-97	21N	11E	34	SW	Kateel River	Kotzebue
AM 50-210	591235	40	Sep-97	21N	11E	34	SW	Kateel River	Kotzebue
AM 50-211	591236	40	Sep-97	21N	11E	34	SE	Kateel River	Kotzebue
AM 50-213	591237	40	Sep-97	21N	11E	35	SW	Kateel River	Kotzebue
AM 50-214	591238	40	Sep-97	21N	11E	35	SW	Kateel River	Kotzebue
AM 50-215	591239	40	Sep-97	21N	11E	35	SE	Kateel River	Kotzebue
AM 50-216	591240	40	Sep-97	21N	11E	35	SE	Kateel River	Kotzebue
AM 50-217	591241	40	Sep-97	21N	11E	36	SW	Kateel River	Kotzebue
AM 50-218	591242	40	Sep-97	21N	11E	36	SW	Kateel River	Kotzebue
AM 50-219	591243	40	Sep-97	21N	11E	36	SE	Kateel River	Kotzebue
AM 50-220	591244	40	Sep-97	21N	11E	36	SE	Kateel River	Kotzebue
AM 51-206	591245	40	Sep-97	21N	11E	33	NW	Kateel River	Kotzebue
AM 51-207	591246	40	Sep-97	21N	11E	33	NE	Kateel River	Kotzebue
AM 51-208	591247	40	Sep-97	21N	11E	33	NE	Kateel River	Kotzebue
AM 51-209	591248	40	Sep-97	21N	11E	34	NW	Kateel River	Kotzebue
AM 51-210	591249	40	Sep-97	21N	11E	34	NW	Kateel River	Kotzebue
AM 51-211	591250	40	Sep-97	21N	11E	34	NE	Kateel River	Kotzebue
AM 51-212	591251	40	Sep-97	21N	11E	34	NE	Kateel River	Kotzebue
AM 51-213	591252	40	Sep-97	21N	11E	35	NW	Kateel River	Kotzebue
AM 51-214	591253	40	Sep-97	21N	11E	35	NW	Kateel River	Kotzebue
AM 51-215	591254	40	Sep-97	21N	11E	35	NE	Kateel River	Kotzebue
AM 51-216	591255	40	Sep-97	21N	11E	35	NE	Kateel River	Kotzebue
AM 51-217	591256	40	Sep-97	21N	11E	36	NW	Kateel River	Kotzebue
AM 51-218	591257	40	Sep-97	21N	11E	36	NW	Kateel River	Kotzebue
AM 51-219	591258	40	Sep-97	21N	11E	36	NE	Kateel River	Kotzebue
AM 51-220	591259	40	Sep-97	21N	11E	36	NE	Kateel River	Kotzebue
AM 52-206	591260	40	Sep-97	21N	11E	33	NW	Kateel River	Kotzebue
AM 52-207	591261	40	Sep-97	21N	11E	33	NE	Kateel River	Kotzebue
AM 52-208	591262	40	Sep-97	21N	11E	33	NE	Kateel River	Kotzebue
AM 52-209	591263	40	Sep-97	21N	11E	34	NW	Kateel River	Kotzebue
AM 52-210	591264	40	Sep-97	21N	11E	34	NW	Kateel River	Kotzebue
AM 52-211	591265	40	Sep-97	21N	11E	34	NE	Kateel River	Kotzebue
AM 52-212	591266	40	Sep-97	21N	11E	34	NE	Kateel River	Kotzebue
AM 52-213	591267	40	Sep-97	21N	11E	35	NW	Kateel River	Kotzebue
AM 52-214	591268	40	Sep-97	21N	11E	35	NW	Kateel River	Kotzebue
AM 52-215	591269	40	Sep-97	21N	11E	35	NE	Kateel River	Kotzebue
AM 52-216	591270	40	Sep-97	21N	11E	35	NE	Kateel River	Kotzebue
AM 52-217	591271	40	Sep-97	21N	11E	36	NW	Kateel River	Kotzebue
AM 52-218	591272	40	Sep-97	21N	11E	36	NW	Kateel River	Kotzebue
AM 52-219	591273	40	Sep-97	21N	11E	36	NE	Kateel River	Kotzebue
AM 52-220	591274	40	Sep-97	21N	11E	36	NE	Kateel River	Kotzebue
AM 53-206	591275	40	Sep-97	21N	11E	28	SW	Kateel River	Kotzebue
AM 53-207	591276	40	Sep-97	21N	11E	28	SE	Kateel River	Kotzebue
AM 53-208	591277	40	Sep-97	21N	11E	28	SE	Kateel River	Kotzebue
AM 53-209	591278	40	Sep-97	21N	11E	27	SW	Kateel River	Kotzebue

Claim Name	File Number (ADL #/ BLM#)	Size (Arces)	Location Date	Township	Range	Sec.	1/4 Sec.	Meridian	On File
AM 53-210	591279	40	Sep-97	21N	11E	27	SW	Kateel River	Kotzebue
AM 53-211	591280	40	Sep-97	21N	11E	27	SE	Kateel River	Kotzebue
AM 53-212	591281	40	Sep-97	21N	11E	27	SE	Kateel River	Kotzebue
AM 53-213	591282	40	Sep-97	21N	11E	26	SW	Kateel River	Kotzebue
AM 53-214	591283	40	Sep-97	21N	11E	26	SW	Kateel River	Kotzebue
AM 53-215	591284	40	Sep-97	21N	11E	26	SE	Kateel River	Kotzebue
AM 53-216	591285	40	Sep-97	21N	11E	26	SE	Kateel River	Kotzebue
AM 53-217	591286	40	Sep-97	21N	11E	25	SW	Kateel River	Kotzebue
AM 53-218	591287	40	Sep-97	21N	11E	25	SW	Kateel River	Kotzebue
AM 53-219	591288	40	Sep-97	21N	11E	25	SE	Kateel River	Kotzebue
AM 53-220	591289	40	Sep-97	21N	11E	25	SE	Kateel River	Kotzebue
AM 54-206	591290	40	Sep-97	21N	11E	28	SW	Kateel River	Kotzebue
AM 54-207	591291	40	Sep-97	21N	11E	28	SE	Kateel River	Kotzebue
AM 54-208	591292	40	Sep-97	21N	11E	28	SE	Kateel River	Kotzebue
AM 54-209	591293	40	Sep-97	21N	11E	27	SW	Kateel River	Kotzebue
AM 54-210	591294	40	Sep-97	21N	11E	27	SW	Kateel River	Kotzebue
AM 54-211	591295	40	Sep-97	21N	11E	27	SE	Kateel River	Kotzebue
AM 54-212	591296	40	Sep-97	21N	11E	27	SE	Kateel River	Kotzebue
AM 54-213	591297	40	Sep-97	21N	11E	26	SW	Kateel River	Kotzebue
AM 54-214	591298	40	Sep-97	21N	11E	26	SW	Kateel River	Kotzebue
AM 54-215	591299	40	Sep-97	21N	11E	26	SE	Kateel River	Kotzebue
AM 54-216	591300	40	Sep-97	21N	11E	26	SE	Kateel River	Kotzebue
AM 54-217	591301	40	Sep-97	21N	11E	25	SW	Kateel River	Kotzebue
AM 54-218	591302	40	Sep-97	21N	11E	25	SW	Kateel River	Kotzebue
AM 54-219	591303	40	Sep-97	21N	11E	25	SE	Kateel River	Kotzebue
AM 54-220	591304	40	Sep-97	21N	11E	25	SE	Kateel River	Kotzebue
AM 55-206	591305	40	Sep-97	21N	11E	28	NW	Kateel River	Kotzebue
AM 55-207	591306	40	Sep-97	21N	11E	28	NE	Kateel River	Kotzebue
AM 55-208	591307	40	Sep-97	21N	11E	28	NE	Kateel River	Kotzebue
AM 55-209	591308	40	Sep-97	21N	11E	27	NW	Kateel River	Kotzebue
AM 55-210	591309	40	Sep-97	21N	11E	27	NW	Kateel River	Kotzebue
AM 55-211	591310	40	Sep-97	21N	11E	27	NE	Kateel River	Kotzebue
AM 55-212	591311	40	Sep-97	21N	11E	27	NE	Kateel River	Kotzebue
AM 55-213	591312	40	Sep-97	21N	11E	26	NW	Kateel River	Kotzebue
AM 55-214	591313	40	Sep-97	21N	11E	26	NW	Kateel River	Kotzebue
AM 55-215	591314	40	Sep-97	21N	11E	26	NE	Kateel River	Kotzebue
AM 55-216	591315	40	Sep-97	21N	11E	26	NE	Kateel River	Kotzebue
AM 55-217	591316	40	Sep-97	21N	11E	25	NW	Kateel River	Kotzebue
AM 55-218	591317	40	Sep-97	21N	11E	25	NW	Kateel River	Kotzebue
AM 55-219	591318	40	Sep-97	21N	11E	25	NE	Kateel River	Kotzebue
AM 55-220	591319	40	Sep-97	21N	11E	25	NE	Kateel River	Kotzebue
AM 56-206	591320	40	Sep-97	21N	11E	28	NW	Kateel River	Kotzebue
AM 56-207	591321	40	Sep-97	21N	11E	28	NE	Kateel River	Kotzebue
AM 56-208	591322	40	Sep-97	21N	11E	28	NE	Kateel River	Kotzebue
AM 56-209	591323	40	Sep-97	21N	11E	27	NW	Kateel River	Kotzebue
AM 56-210	591324	40	Sep-97	21N	11E	27	NW	Kateel River	Kotzebue
AM 56-211	591325	40	Sep-97	21N	11E	27	NE	Kateel River	Kotzebue
AM 56-212	591326	40	Sep-97	21N	11E	27	NE	Kateel River	Kotzebue
AM 56-213	591327	40	Sep-97	21N	11E	26	NW	Kateel River	Kotzebue
AM 56-214	591328	40	Sep-97	21N	11E	26	NW	Kateel River	Kotzebue
AM 56-215	591329	40	Sep-97	21N	11E	26	NE	Kateel River	Kotzebue
AM 56-216	591330	40	Sep-97	21N	11E	26	NE	Kateel River	Kotzebue
AM 56-217	591331	40	Sep-97	21N	11E	25	NW	Kateel River	Kotzebue
AM 56-218	591332	40	Sep-97	21N	11E	25	NW	Kateel River	Kotzebue
AM 56-219	591333	40	Sep-97	21N	11E	25	NE	Kateel River	Kotzebue
AM 56-220	591334	40	Sep-97	21N	11E	25	NE	Kateel River	Kotzebue
AM 57-206	591335	40	Sep-97	21N	11E	21	SW	Kateel River	Kotzebue
AM 57-207	591336	40	Sep-97	21N	11E	21	SE	Kateel River	Kotzebue
AM 57-208	591337	40	Sep-97	21N	11E	21	SE	Kateel River	Kotzebue
AM 57-209	591338	40	Sep-97	21N	11E	22	SW	Kateel River	Kotzebue
AM 57-210	591339	40	Sep-97	21N	11E	22	SW	Kateel River	Kotzebue
AM 57-211	591340	40	Sep-97	21N	11E	22	SE	Kateel River	Kotzebue
AM 57-212	591341	40	Sep-97	21N	11E	22	SE	Kateel River	Kotzebue
AM 57-213	591342	40	Sep-97	21N	11E	23	SW	Kateel River	Kotzebue
AM 57-214	591343	40	Sep-97	21N	11E	23	SW	Kateel River	Kotzebue
AM 57-215	591344	40	Sep-97	21N	11E	23	SE	Kateel River	Kotzebue
AM 57-216	591345	40	Sep-97	21N	11E	23	SE	Kateel River	Kotzebue
AM 57-217	591346	40	Sep-97	21N	11E	24	SW	Kateel River	Kotzebue
AM 57-218	591347	40	Sep-97	21N	11E	24	SW	Kateel River	Kotzebue
AM 57-219	591348	40	Sep-97	21N	11E	24	SE	Kateel River	Kotzebue
AM 57-220	591349	40	Sep-97	21N	11E	24	SE	Kateel River	Kotzebue
AM 58-206	591350	40	Sep-97	21N	11E	21	SW	Kateel River	Kotzebue

Claim Name	File Number (ADL #/ BLM#)	Size (Arces)	Location Date	Township	Range	Sec.	1/4 Sec.	Meridian	On File
AM 58-207	591351	40	Sep-97	21N	11E	21	SE	Kateel River	Kotzebue
AM 58-208	591352	40	Sep-97	21N	11E	21	SE	Kateel River	Kotzebue
AM 58-209	591353	40	Sep-97	21N	11E	22	SW	Kateel River	Kotzebue
AM 58-210	591354	40	Sep-97	21N	11E	22	SW	Kateel River	Kotzebue
AM 58-211	591355	40	Sep-97	21N	11E	22	SE	Kateel River	Kotzebue
AM 58-212	591356	40	Sep-97	21N	11E	22	SE	Kateel River	Kotzebue
AM 58-213	591357	40	Sep-97	21N	11E	23	SW	Kateel River	Kotzebue
AM 58-214	591358	40	Sep-97	21N	11E	23	SW	Kateel River	Kotzebue
AM 58-215	591359	40	Sep-97	21N	11E	23	SE	Kateel River	Kotzebue
AM 58-216	591360	40	Sep-97	21N	11E	23	SE	Kateel River	Kotzebue
AM 58-217	591361	40	Sep-97	21N	11E	24	SW	Kateel River	Kotzebue
AM 58-218	591362	40	Sep-97	21N	11E	24	SW	Kateel River	Kotzebue
AM 58-219	591363	40	Sep-97	21N	11E	24	SE	Kateel River	Kotzebue
AM 58-220	591364	40	Sep-97	21N	11E	24	SE	Kateel River	Kotzebue
AM 59-202	591365	40	Sep-97	21N	11E	20	NW	Kateel River	Kotzebue
AM 59-203	591366	40	Sep-97	21N	11E	20	NE	Kateel River	Kotzebue
AM 59-204	591367	40	Sep-97	21N	11E	20	NE	Kateel River	Kotzebue
AM 59-205	591368	40	Sep-97	21N	11E	21	NW	Kateel River	Kotzebue
AM 59-206	591369	40	Sep-97	21N	11E	21	NW	Kateel River	Kotzebue
AM 59-207	591370	40	Sep-97	21N	11E	21	NE	Kateel River	Kotzebue
AM 59-208	591371	40	Sep-97	21N	11E	21	NE	Kateel River	Kotzebue
AM 59-209	591372	40	Sep-97	21N	11E	22	NW	Kateel River	Kotzebue
AM 59-210	591373	40	Sep-97	21N	11E	22	NW	Kateel River	Kotzebue
AM 59-211	591374	40	Sep-97	21N	11E	22	NE	Kateel River	Kotzebue
AM 59-212	591375	40	Sep-97	21N	11E	22	NE	Kateel River	Kotzebue
AM 59-213	591376	40	Sep-97	21N	11E	23	NW	Kateel River	Kotzebue
AM 59-214	591377	40	Sep-97	21N	11E	23	NW	Kateel River	Kotzebue
AM 59-215	591378	40	Sep-97	21N	11E	23	NE	Kateel River	Kotzebue
AM 59-216	591379	40	Sep-97	21N	11E	23	NE	Kateel River	Kotzebue
AM 59-217	591380	40	Sep-97	21N	11E	24	NW	Kateel River	Kotzebue
AM 59-218	591381	40	Sep-97	21N	11E	24	NW	Kateel River	Kotzebue
AM 60-202	591382	40	Sep-97	21N	11E	20	NW	Kateel River	Kotzebue
AM 60-203	591383	40	Sep-97	21N	11E	20	NE	Kateel River	Kotzebue
AM 60-204	591384	40	Sep-97	21N	11E	20	NE	Kateel River	Kotzebue
AM 60-205	591385	40	Sep-97	21N	11E	21	NW	Kateel River	Kotzebue
AM 60-206	591386	40	Sep-97	21N	11E	21	NW	Kateel River	Kotzebue
AM 60-207	591387	40	Sep-97	21N	11E	21	NE	Kateel River	Kotzebue
AM 60-208	591388	40	Sep-97	21N	11E	21	NE	Kateel River	Kotzebue
AM 60-209	591389	40	Sep-97	21N	11E	22	NW	Kateel River	Kotzebue
AM 60-210	591390	40	Sep-97	21N	11E	22	NW	Kateel River	Kotzebue
AM 60-211	591391	40	Sep-97	21N	11E	22	NE	Kateel River	Kotzebue
AM 60-212	591392	40	Sep-97	21N	11E	22	NE	Kateel River	Kotzebue
AM 60-213	591393	40	Sep-97	21N	11E	23	NW	Kateel River	Kotzebue
AM 60-214	591394	40	Sep-97	21N	11E	23	NW	Kateel River	Kotzebue
AM 60-215	591395	40	Sep-97	21N	11E	23	NE	Kateel River	Kotzebue
AM 60-216	591396	40	Sep-97	21N	11E	23	NE	Kateel River	Kotzebue
AM 60-217	591397	40	Sep-97	21N	11E	24	NW	Kateel River	Kotzebue
AM 60-218	591398	40	Sep-97	21N	11E	24	NW	Kateel River	Kotzebue
AM 61-202	591399	40	Sep-97	21N	11E	17	SW	Kateel River	Kotzebue
AM 61-203	591400	40	Sep-97	21N	11E	17	SE	Kateel River	Kotzebue
AM 61-204	591401	40	Sep-97	21N	11E	17	SE	Kateel River	Kotzebue
AM 61-205	591402	40	Sep-97	21N	11E	16	SW	Kateel River	Kotzebue
AM 61-206	591403	40	Sep-97	21N	11E	16	SW	Kateel River	Kotzebue
AM 61-207	591404	40	Sep-97	21N	11E	16	SE	Kateel River	Kotzebue
AM 61-208	591405	40	Sep-97	21N	11E	16	SE	Kateel River	Kotzebue
AM 61-209	591406	40	Sep-97	21N	11E	15	SW	Kateel River	Kotzebue
AM 61-210	591407	40	Sep-97	21N	11E	15	SW	Kateel River	Kotzebue
AM 61-211	591408	40	Sep-97	21N	11E	15	SE	Kateel River	Kotzebue
AM 61-212	591409	40	Sep-97	21N	11E	15	SE	Kateel River	Kotzebue
AM 61-213	591410	40	Sep-97	21N	11E	14	SW	Kateel River	Kotzebue
AM 61-214	591411	40	Sep-97	21N	11E	14	SW	Kateel River	Kotzebue
AM 61-215	591412	40	Sep-97	21N	11E	14	SE	Kateel River	Kotzebue
AM 61-216	591413	40	Sep-97	21N	11E	14	SE	Kateel River	Kotzebue
AM 61-217	591414	40	Sep-97	21N	11E	13	SW	Kateel River	Kotzebue
AM 61-218	591415	40	Sep-97	21N	11E	13	SW	Kateel River	Kotzebue
AM 62-202	591416	40	Sep-97	21N	11E	17	SW	Kateel River	Kotzebue
AM 62-203	591417	40	Sep-97	21N	11E	17	SE	Kateel River	Kotzebue
AM 62-204	591418	40	Sep-97	21N	11E	17	SE	Kateel River	Kotzebue
AM 62-205	591419	40	Sep-97	21N	11E	16	SW	Kateel River	Kotzebue
AM 62-206	591420	40	Sep-97	21N	11E	16	SW	Kateel River	Kotzebue
AM 62-207	591421	40	Sep-97	21N	11E	16	SE	Kateel River	Kotzebue
AM 62-208	591422	40	Sep-97	21N	11E	16	SE	Kateel River	Kotzebue

Claim Name	File Number (ADL #/ BLM#)	Size (Arces)	Location Date	Township	Range	Sec.	1/4 Sec.	Meridian	On File
AM 62-209	591423	40	Sep-97	21N	11E	15	SW	Kateel River	Kotzebue
AM 62-210	591424	40	Sep-97	21N	11E	15	SW	Kateel River	Kotzebue
AM 62-211	591425	40	Sep-97	21N	11E	15	SE	Kateel River	Kotzebue
AM 62-212	591426	40	Sep-97	21N	11E	15	SE	Kateel River	Kotzebue
AM 62-213	591427	40	Sep-97	21N	11E	14	SW	Kateel River	Kotzebue
AM 62-214	591428	40	Sep-97	21N	11E	14	SW	Kateel River	Kotzebue
AM 62-215	591429	40	Sep-97	21N	11E	14	SE	Kateel River	Kotzebue
AM 62-216	591430	40	Sep-97	21N	11E	14	SE	Kateel River	Kotzebue
AM 62-217	591431	40	Sep-97	21N	11E	13	SW	Kateel River	Kotzebue
AM 62-218	591432	40	Sep-97	21N	11E	13	SW	Kateel River	Kotzebue
AM 63-202	591433	40	Sep-97	21N	11E	17	NW	Kateel River	Kotzebue
AM 63-203	591434	40	Sep-97	21N	11E	17	NE	Kateel River	Kotzebue
AM 63-204	591435	40	Sep-97	21N	11E	17	NE	Kateel River	Kotzebue
AM 63-205	591436	40	Sep-97	21N	11E	16	NW	Kateel River	Kotzebue
AM 63-206	591437	40	Sep-97	21N	11E	16	NW	Kateel River	Kotzebue
AM 63-207	591438	40	Sep-97	21N	11E	16	NE	Kateel River	Kotzebue
AM 63-208	591439	40	Sep-97	21N	11E	16	NE	Kateel River	Kotzebue
AM 63-209	591440	40	Sep-97	21N	11E	15	NW	Kateel River	Kotzebue
AM 63-210	591441	40	Sep-97	21N	11E	15	NW	Kateel River	Kotzebue
AM 63-211	591442	40	Sep-97	21N	11E	15	NE	Kateel River	Kotzebue
AM 63-212	591443	40	Sep-97	21N	11E	15	NE	Kateel River	Kotzebue
AM 64-202	591444	40	Sep-97	21N	11E	17	NW	Kateel River	Kotzebue
AM 64-203	591445	40	Sep-97	21N	11E	17	NE	Kateel River	Kotzebue
AM 64-204	591446	40	Sep-97	21N	11E	17	NE	Kateel River	Kotzebue
AM 64-205	591447	40	Sep-97	21N	11E	16	NW	Kateel River	Kotzebue
AM 64-206	591448	40	Sep-97	21N	11E	16	NW	Kateel River	Kotzebue
AM 64-207	591449	40	Sep-97	21N	11E	16	NE	Kateel River	Kotzebue
AM 64-208	591450	40	Sep-97	21N	11E	16	NE	Kateel River	Kotzebue
AM 64-209	591451	40	Sep-97	21N	11E	15	NW	Kateel River	Kotzebue
AM 64-210	591452	40	Sep-97	21N	11E	15	NW	Kateel River	Kotzebue
AM 64-211	591453	40	Sep-97	21N	11E	15	NE	Kateel River	Kotzebue
AM 64-212	591454	40	Sep-97	21N	11E	15	NE	Kateel River	Kotzebue
AM 65-202	591455	40	Sep-97	21N	11E	8	SW	Kateel River	Kotzebue
AM 65-203	591456	40	Sep-97	21N	11E	8	SE	Kateel River	Kotzebue
AM 65-204	591457	40	Sep-97	21N	11E	8	SE	Kateel River	Kotzebue
AM 65-205	591458	40	Sep-97	21N	11E	9	SW	Kateel River	Kotzebue
AM 65-206	591459	40	Sep-97	21N	11E	9	SW	Kateel River	Kotzebue
AM 65-207	591460	40	Sep-97	21N	11E	9	SE	Kateel River	Kotzebue
AM 65-208	591461	40	Sep-97	21N	11E	9	SE	Kateel River	Kotzebue
AM 65-209	591462	40	Sep-97	21N	11E	10	SW	Kateel River	Kotzebue
AM 65-210	591463	40	Sep-97	21N	11E	10	SW	Kateel River	Kotzebue
AM 65-211	591464	40	Sep-97	21N	11E	10	SE	Kateel River	Kotzebue
AM 65-212	591465	40	Sep-97	21N	11E	10	SE	Kateel River	Kotzebue
AM 66-202	591466	40	Sep-97	21N	11E	8	SW	Kateel River	Kotzebue
AM 66-203	591467	40	Sep-97	21N	11E	8	SE	Kateel River	Kotzebue
AM 66-204	591468	40	Sep-97	21N	11E	8	SE	Kateel River	Kotzebue
AM 66-205	591469	40	Sep-97	21N	11E	9	SW	Kateel River	Kotzebue
AM 66-206	591470	40	Sep-97	21N	11E	9	SW	Kateel River	Kotzebue
AM 66-207	591471	40	Sep-97	21N	11E	9	SE	Kateel River	Kotzebue
AM 66-208	591472	40	Sep-97	21N	11E	9	SE	Kateel River	Kotzebue
AM 66-209	591473	40	Sep-97	21N	11E	10	SW	Kateel River	Kotzebue
AM 66-210	591474	40	Sep-97	21N	11E	10	SW	Kateel River	Kotzebue
AM 66-211	591475	40	Sep-97	21N	11E	10	SE	Kateel River	Kotzebue
AM 66-212	591476	40	Sep-97	21N	11E	10	SE	Kateel River	Kotzebue
AM 67-197	591477	40	Sep-97	21N	11E	7	NW	Kateel River	Kotzebue
AM 67-198	591478	40	Sep-97	21N	11E	7	NW	Kateel River	Kotzebue
AM 67-199	591479	40	Sep-97	21N	11E	7	NE	Kateel River	Kotzebue
AM 67-200	591480	40	Sep-97	21N	11E	7	NE	Kateel River	Kotzebue
AM 67-201	591481	40	Sep-97	21N	11E	8	NW	Kateel River	Kotzebue
AM 67-202	591482	40	Sep-97	21N	11E	8	NW	Kateel River	Kotzebue
AM 67-203	591483	40	Sep-97	21N	11E	8	NE	Kateel River	Kotzebue
AM 67-204	591484	40	Sep-97	21N	11E	8	NE	Kateel River	Kotzebue
AM 67-205	591485	40	Sep-97	21N	11E	9	NW	Kateel River	Kotzebue
AM 67-206	591486	40	Sep-97	21N	11E	9	NW	Kateel River	Kotzebue
AM 67-207	591487	40	Sep-97	21N	11E	9	NE	Kateel River	Kotzebue
AM 67-208	591488	40	Sep-97	21N	11E	9	NE	Kateel River	Kotzebue
AM 67-209	591489	40	Sep-97	21N	11E	10	NW	Kateel River	Kotzebue
AM 67-210	591490	40	Sep-97	21N	11E	10	NW	Kateel River	Kotzebue
AM 67-211	591491	40	Sep-97	21N	11E	10	NE	Kateel River	Kotzebue
AM 67-212	591492	40	Sep-97	21N	11E	10	NE	Kateel River	Kotzebue
AM 68-208	591493	40	Sep-97	21N	11E	9	NE	Kateel River	Kotzebue
AM 68-209	591494	40	Sep-97	21N	11E	10	NW	Kateel River	Kotzebue

Claim Name	File Number (ADL #/ BLM#)	Size (Arces)	Location Date	Township	Range	Sec.	1/4 Sec.	Meridian	On File
AM 68-210	591495	40	Sep-97	21N	11E	10	NW	Kateel River	Kotzebue
AM 68-211	591496	40	Sep-97	21N	11E	10	NE	Kateel River	Kotzebue
AM 68-212	591497	40	Sep-97	21N	11E	10	NE	Kateel River	Kotzebue
AM 69-208	591498	40	Sep-97	21N	11E	4	SE	Kateel River	Kotzebue
AM 69-209	591499	40	Sep-97	21N	11E	3	SW	Kateel River	Kotzebue
AM 69-210	591500	40	Sep-97	21N	11E	3	SW	Kateel River	Kotzebue
AM 69-211	591501	40	Sep-97	21N	11E	3	SE	Kateel River	Kotzebue
AM 69-212	591502	40	Sep-97	21N	11E	3	SE	Kateel River	Kotzebue
AM 49-221	591503	40	Sep-97	21N	12E	31	SW	Kateel River	Kotzebue
AM 49-222	591504	40	Sep-97	21N	12E	31	SW	Kateel River	Kotzebue
AM 49-223	591505	40	Sep-97	21N	12E	31	SE	Kateel River	Kotzebue
AM 49-224	591506	40	Sep-97	21N	12E	31	SE	Kateel River	Kotzebue
AM 49-225	591507	40	Sep-97	21N	12E	32	SW	Kateel River	Kotzebue
AM 49-226	591508	40	Sep-97	21N	12E	32	SW	Kateel River	Kotzebue
AM 49-227	591509	40	Sep-97	21N	12E	32	SE	Kateel River	Kotzebue
AM 49-228	591510	40	Sep-97	21N	12E	32	SE	Kateel River	Kotzebue
AM 49-229	591511	40	Sep-97	21N	12E	33	SW	Kateel River	Kotzebue
AM 49-230	591512	40	Sep-97	21N	12E	33	SW	Kateel River	Kotzebue
AM 50-221	591513	40	Sep-97	21N	12E	31	SW	Kateel River	Kotzebue
AM 50-222	591514	40	Sep-97	21N	12E	31	SW	Kateel River	Kotzebue
AM 50-223	591515	40	Sep-97	21N	12E	31	SE	Kateel River	Kotzebue
AM 50-224	591516	40	Sep-97	21N	12E	31	SE	Kateel River	Kotzebue
AM 50-225	591517	40	Sep-97	21N	12E	32	SW	Kateel River	Kotzebue
AM 50-226	591518	40	Sep-97	21N	12E	32	SW	Kateel River	Kotzebue
AM 50-227	591519	40	Sep-97	21N	12E	32	SE	Kateel River	Kotzebue
AM 50-228	591520	40	Sep-97	21N	12E	32	SE	Kateel River	Kotzebue
AM 50-229	591521	40	Sep-97	21N	12E	33	SW	Kateel River	Kotzebue
AM 50-230	591522	40	Sep-97	21N	12E	33	SW	Kateel River	Kotzebue
AM 51-221	591523	40	Sep-97	21N	12E	31	NW	Kateel River	Kotzebue
AM 51-222	591524	40	Sep-97	21N	12E	31	NW	Kateel River	Kotzebue
AM 51-223	591525	40	Sep-97	21N	12E	31	NE	Kateel River	Kotzebue
AM 51-224	591526	40	Sep-97	21N	12E	31	NE	Kateel River	Kotzebue
AM 51-225	591527	40	Sep-97	21N	12E	32	NW	Kateel River	Kotzebue
AM 51-226	591528	40	Sep-97	21N	12E	32	NW	Kateel River	Kotzebue
AM 51-227	591529	40	Sep-97	21N	12E	32	NE	Kateel River	Kotzebue
AM 51-228	591530	40	Sep-97	21N	12E	32	NE	Kateel River	Kotzebue
AM 51-229	591531	40	Sep-97	21N	12E	33	NW	Kateel River	Kotzebue
AM 51-230	591532	40	Sep-97	21N	12E	33	NW	Kateel River	Kotzebue
AM 52-221	591533	40	Sep-97	21N	12E	31	NW	Kateel River	Kotzebue
AM 52-222	591534	40	Sep-97	21N	12E	31	NW	Kateel River	Kotzebue
AM 52-223	591535	40	Sep-97	21N	12E	31	NE	Kateel River	Kotzebue
AM 52-224	591536	40	Sep-97	21N	12E	31	NE	Kateel River	Kotzebue
AM 52-225	591537	40	Sep-97	21N	12E	32	NW	Kateel River	Kotzebue
AM 52-226	591538	40	Sep-97	21N	12E	32	NW	Kateel River	Kotzebue
AM 52-227	591539	40	Sep-97	21N	12E	32	NE	Kateel River	Kotzebue
AM 52-228	591540	40	Sep-97	21N	12E	32	NE	Kateel River	Kotzebue
AM 52-229	591541	40	Sep-97	21N	12E	33	NW	Kateel River	Kotzebue
AM 52-230	591542	40	Sep-97	21N	12E	33	NW	Kateel River	Kotzebue
AM 53-221	591543	40	Sep-97	21N	12E	30	SW	Kateel River	Kotzebue
AM 53-222	591544	40	Sep-97	21N	12E	30	SW	Kateel River	Kotzebue
AM 53-223	591545	40	Sep-97	21N	12E	30	SE	Kateel River	Kotzebue
AM 53-224	591546	40	Sep-97	21N	12E	30	SE	Kateel River	Kotzebue
AM 54-221	591547	40	Sep-97	21N	12E	30	SW	Kateel River	Kotzebue
AM 54-222	591548	40	Sep-97	21N	12E	30	SW	Kateel River	Kotzebue
AM 54-223	591549	40	Sep-97	21N	12E	30	SE	Kateel River	Kotzebue
AM 54-224	591550	40	Sep-97	21N	12E	30	SE	Kateel River	Kotzebue
AM 55-221	591551	40	Sep-97	21N	12E	30	NW	Kateel River	Kotzebue
AM 55-222	591552	40	Sep-97	21N	12E	30	NW	Kateel River	Kotzebue
AM 55-223	591553	40	Sep-97	21N	12E	30	NE	Kateel River	Kotzebue
AM 55-224	591554	40	Sep-97	21N	12E	30	NE	Kateel River	Kotzebue
AM 56-221	591555	40	Sep-97	21N	12E	30	NW	Kateel River	Kotzebue
AM 56-222	591556	40	Sep-97	21N	12E	30	NW	Kateel River	Kotzebue
AM 56-223	591557	40	Sep-97	21N	12E	30	NE	Kateel River	Kotzebue
AM 56-224	591558	40	Sep-97	21N	12E	30	NE	Kateel River	Kotzebue
AM 37-226	591575	40	Sep-97	20N	12E	16	SW	Kateel River	Kotzebue
AM 37-227	591576	40	Sep-97	20N	12E	16	SE	Kateel River	Kotzebue
AM 37-228	591577	40	Sep-97	20N	12E	16	SE	Kateel River	Kotzebue
AM 37-229	591578	40	Sep-97	20N	12E	15	SW	Kateel River	Kotzebue
AM 37-230	591579	40	Sep-97	20N	12E	15	SW	Kateel River	Kotzebue
AM 38-226	591590	40	Sep-97	20N	12E	16	SW	Kateel River	Kotzebue
AM 38-227	591591	40	Sep-97	20N	12E	16	SE	Kateel River	Kotzebue
AM 38-228	591592	40	Sep-97	20N	12E	16	SE	Kateel River	Kotzebue

Claim Name	File Number (ADL #/ BLM#)	Size (Arces)	Location Date	Township	Range	Sec.	1/4 Sec.	Meridian	On File
AM 38-229	591593	40	Sep-97	20N	12E	15	SW	Kateel River	Kotzebue
AM 38-230	591594	40	Sep-97	20N	12E	15	SW	Kateel River	Kotzebue
AM 39-226	591605	40	Sep-97	20N	12E	16	NW	Kateel River	Kotzebue
AM 39-227	591606	40	Sep-97	20N	12E	16	NE	Kateel River	Kotzebue
AM 39-228	591607	40	Sep-97	20N	12E	16	NE	Kateel River	Kotzebue
AM 39-229	591608	40	Sep-97	20N	12E	15	NW	Kateel River	Kotzebue
AM 39-230	591609	40	Sep-97	20N	12E	15	NW	Kateel River	Kotzebue
AM 40-226	591620	40	Sep-97	20N	12E	16	NW	Kateel River	Kotzebue
AM 40-227	591621	40	Sep-97	20N	12E	16	NE	Kateel River	Kotzebue
AM 40-228	591622	40	Sep-97	20N	12E	16	NE	Kateel River	Kotzebue
AM 40-229	591623	40	Sep-97	20N	12E	15	NW	Kateel River	Kotzebue
AM 40-230	591624	40	Sep-97	20N	12E	15	NW	Kateel River	Kotzebue
AM 41-225	591635	40	Sep-97	20N	12E	9	SW	Kateel River	Kotzebue
AM 41-226	591636	40	Sep-97	20N	12E	9	SW	Kateel River	Kotzebue
AM 41-227	591637	40	Sep-97	20N	12E	9	SE	Kateel River	Kotzebue
AM 41-228	591638	40	Sep-97	20N	12E	9	SE	Kateel River	Kotzebue
AM 41-229	591639	40	Sep-97	20N	12E	10	SW	Kateel River	Kotzebue
AM 41-230	591640	40	Sep-97	20N	12E	10	SW	Kateel River	Kotzebue
AM 42-223	591648	40	Sep-97	20N	12E	8	SE	Kateel River	Kotzebue
AM 42-224	591649	40	Sep-97	20N	12E	8	SE	Kateel River	Kotzebue
AM 42-225	591650	40	Sep-97	20N	12E	9	SW	Kateel River	Kotzebue
AM 42-226	591651	40	Sep-97	20N	12E	9	SW	Kateel River	Kotzebue
AM 42-227	591652	40	Sep-97	20N	12E	9	SE	Kateel River	Kotzebue
AM 42-228	591653	40	Sep-97	20N	12E	9	SE	Kateel River	Kotzebue
AM 42-229	591654	40	Sep-97	20N	12E	10	SW	Kateel River	Kotzebue
AM 42-230	591655	40	Sep-97	20N	12E	10	SW	Kateel River	Kotzebue
AM 43-221	591661	40	Sep-97	20N	12E	8	NW	Kateel River	Kotzebue
AM 43-222	591662	40	Sep-97	20N	12E	8	NW	Kateel River	Kotzebue
AM 43-223	591663	40	Sep-97	20N	12E	8	NE	Kateel River	Kotzebue
AM 43-224	591664	40	Sep-97	20N	12E	8	NE	Kateel River	Kotzebue
AM 43-225	591665	40	Sep-97	20N	12E	9	NW	Kateel River	Kotzebue
AM 43-226	591666	40	Sep-97	20N	12E	9	NW	Kateel River	Kotzebue
AM 43-227	591667	40	Sep-97	20N	12E	9	NE	Kateel River	Kotzebue
AM 43-228	591668	40	Sep-97	20N	12E	9	NE	Kateel River	Kotzebue
AM 43-229	591669	40	Sep-97	20N	12E	10	NW	Kateel River	Kotzebue
AM 43-230	591670	40	Sep-97	20N	12E	10	NW	Kateel River	Kotzebue
AM 44-219	591676	40	Sep-97	20N	12E	7	NE	Kateel River	Kotzebue
AM 44-220	591677	40	Sep-97	20N	12E	7	NE	Kateel River	Kotzebue
AM 44-221	591678	40	Sep-97	20N	12E	8	NW	Kateel River	Kotzebue
AM 44-222	591679	40	Sep-97	20N	12E	8	NW	Kateel River	Kotzebue
AM 44-223	591680	40	Sep-97	20N	12E	8	NE	Kateel River	Kotzebue
AM 44-224	591681	40	Sep-97	20N	12E	8	NE	Kateel River	Kotzebue
AM 44-225	591682	40	Sep-97	20N	12E	9	NW	Kateel River	Kotzebue
AM 44-226	591683	40	Sep-97	20N	12E	9	NW	Kateel River	Kotzebue
AM 44-227	591684	40	Sep-97	20N	12E	9	NE	Kateel River	Kotzebue
AM 44-228	591685	40	Sep-97	20N	12E	9	NE	Kateel River	Kotzebue
AM 44-229	591686	40	Sep-97	20N	12E	10	NW	Kateel River	Kotzebue
AM 44-230	591687	40	Sep-97	20N	12E	10	NW	Kateel River	Kotzebue
AM 45-217	591693	40	Sep-97	20N	12E	6	SW	Kateel River	Kotzebue
AM 45-218	591694	40	Sep-97	20N	12E	6	SW	Kateel River	Kotzebue
AM 45-219	591695	40	Sep-97	20N	12E	6	SE	Kateel River	Kotzebue
AM 45-220	591696	40	Sep-97	20N	12E	6	SE	Kateel River	Kotzebue
AM 45-221	591697	40	Sep-97	20N	12E	5	SW	Kateel River	Kotzebue
AM 45-222	591698	40	Sep-97	20N	12E	5	SW	Kateel River	Kotzebue
AM 45-223	591699	40	Sep-97	20N	12E	5	SE	Kateel River	Kotzebue
AM 45-224	591700	40	Sep-97	20N	12E	5	SE	Kateel River	Kotzebue
AM 45-225	591701	40	Sep-97	20N	12E	4	SW	Kateel River	Kotzebue
AM 45-226	591702	40	Sep-97	20N	12E	4	SW	Kateel River	Kotzebue
AM 45-227	591703	40	Sep-97	20N	12E	4	SE	Kateel River	Kotzebue
AM 45-228	591704	40	Sep-97	20N	12E	4	SE	Kateel River	Kotzebue
AM 45-229	591705	40	Sep-97	20N	12E	3	SW	Kateel River	Kotzebue
AM 45-230	591706	40	Sep-97	20N	12E	3	SW	Kateel River	Kotzebue
AM 46-217	591712	40	Sep-97	20N	12E	6	SW	Kateel River	Kotzebue
AM 46-218	591713	40	Sep-97	20N	12E	6	SW	Kateel River	Kotzebue
AM 46-219	591714	40	Sep-97	20N	12E	6	SE	Kateel River	Kotzebue
AM 46-220	591715	40	Sep-97	20N	12E	6	SE	Kateel River	Kotzebue
AM 46-221	591716	40	Sep-97	20N	12E	5	SW	Kateel River	Kotzebue
AM 46-222	591717	40	Sep-97	20N	12E	5	SW	Kateel River	Kotzebue
AM 46-223	591718	40	Sep-97	20N	12E	5	SE	Kateel River	Kotzebue
AM 46-224	591719	40	Sep-97	20N	12E	5	SE	Kateel River	Kotzebue
AM 46-225	591720	40	Sep-97	20N	12E	4	SW	Kateel River	Kotzebue
AM 46-226	591721	40	Sep-97	20N	12E	4	SW	Kateel River	Kotzebue

Claim Name	File Number (ADL #/ BLM#)	Size (Arces)	Location Date	Township	Range	Sec.	1/4 Sec.	Meridian	On File
AM 46-227	591722	40	Sep-97	20N	12E	4	SE	Kateel River	Kotzebue
AM 46-228	591723	40	Sep-97	20N	12E	4	SE	Kateel River	Kotzebue
AM 46-229	591724	40	Sep-97	20N	12E	3	SW	Kateel River	Kotzebue
AM 46-230	591725	40	Sep-97	20N	12E	3	SW	Kateel River	Kotzebue
AM 47-217	591731	40	Sep-97	20N	12E	6	NW	Kateel River	Kotzebue
AM 47-218	591732	40	Sep-97	20N	12E	6	NW	Kateel River	Kotzebue
AM 47-219	591733	40	Sep-97	20N	12E	6	NE	Kateel River	Kotzebue
AM 47-220	591734	40	Sep-97	20N	12E	6	NE	Kateel River	Kotzebue
AM 47-221	591735	40	Sep-97	20N	12E	5	NW	Kateel River	Kotzebue
AM 47-222	591736	40	Sep-97	20N	12E	5	NW	Kateel River	Kotzebue
AM 47-223	591737	40	Sep-97	20N	12E	5	NE	Kateel River	Kotzebue
AM 47-224	591738	40	Sep-97	20N	12E	5	NE	Kateel River	Kotzebue
AM 47-225	591739	40	Sep-97	20N	12E	4	NW	Kateel River	Kotzebue
AM 47-226	591740	40	Sep-97	20N	12E	4	NW	Kateel River	Kotzebue
AM 47-227	591741	40	Sep-97	20N	12E	4	NE	Kateel River	Kotzebue
AM 47-228	591742	40	Sep-97	20N	12E	4	NE	Kateel River	Kotzebue
AM 47-229	591743	40	Sep-97	20N	12E	3	NW	Kateel River	Kotzebue
AM 47-230	591744	40	Sep-97	20N	12E	3	NW	Kateel River	Kotzebue
AM 48-217	591745	40	Sep-97	20N	12E	6	NW	Kateel River	Kotzebue
AM 48-218	591746	40	Sep-97	20N	12E	6	NW	Kateel River	Kotzebue
AM 48-219	591747	40	Sep-97	20N	12E	6	NE	Kateel River	Kotzebue
AM 48-220	591748	40	Sep-97	20N	12E	6	NE	Kateel River	Kotzebue
AM 48-221	591749	40	Sep-97	20N	12E	5	NW	Kateel River	Kotzebue
AM 48-222	591750	40	Sep-97	20N	12E	5	NW	Kateel River	Kotzebue
AM 48-223	591751	40	Sep-97	20N	12E	5	NE	Kateel River	Kotzebue
AM 48-224	591752	40	Sep-97	20N	12E	5	NE	Kateel River	Kotzebue
AM 48-225	591753	40	Sep-97	20N	12E	4	NW	Kateel River	Kotzebue
AM 48-226	591754	40	Sep-97	20N	12E	4	NW	Kateel River	Kotzebue
AM 48-227	591755	40	Sep-97	20N	12E	4	NE	Kateel River	Kotzebue
AM 48-228	591756	40	Sep-97	20N	12E	4	NE	Kateel River	Kotzebue
AM 48-229	591757	40	Sep-97	20N	12E	3	NW	Kateel River	Kotzebue
AM 48-230	591758	40	Sep-97	20N	12E	3	NW	Kateel River	Kotzebue
EDC 1	634110	40	Apr-00	21N	10E	12	SW	Kateel River	Kotzebue
EDC 2	634111	40	Apr-00	21N	10E	12	SE	Kateel River	Kotzebue
EDC 3	634112	40	Apr-00	21N	10E	12	SE	Kateel River	Kotzebue
EDC 4	634113	40	Apr-00	21N	11E	7	SW	Kateel River	Kotzebue
EDC 5	634114	40	Apr-00	21N	11E	7	SW	Kateel River	Kotzebue
EDC 6	634115	40	Apr-00	21N	11E	7	SE	Kateel River	Kotzebue
EDC 7	634116	40	Apr-00	21N	11E	7	SE	Kateel River	Kotzebue
EDC 8	634117	40	Apr-00	21N	11E	8	SW	Kateel River	Kotzebue
EDC 9	634118	40	Apr-00	21N	10E	12	SW	Kateel River	Kotzebue
EDC 10	634119	40	Apr-00	21N	10E	12	SE	Kateel River	Kotzebue
EDC 11	634120	40	Apr-00	21N	10E	12	SE	Kateel River	Kotzebue
EDC 12	634121	40	Apr-00	21N	11E	7	SW	Kateel River	Kotzebue
EDC 13	634122	40	Apr-00	21N	11E	7	SW	Kateel River	Kotzebue
EDC 14	634123	40	Apr-00	21N	11E	7	SE	Kateel River	Kotzebue
EDC 15	634124	40	Apr-00	21N	11E	7	SE	Kateel River	Kotzebue
EDC 16	634125	40	Apr-00	21N	11E	8	SW	Kateel River	Kotzebue
EDC 17	634126	40	Apr-00	21N	10E	13	NW	Kateel River	Kotzebue
EDC 18	634127	40	Apr-00	21N	10E	13	NE	Kateel River	Kotzebue
EDC 19	634128	40	Apr-00	21N	10E	13	NE	Kateel River	Kotzebue
EDC 20	634129	40	Apr-00	21N	11E	18	NW	Kateel River	Kotzebue
EDC 21	634130	40	Apr-00	21N	11E	18	NW	Kateel River	Kotzebue
EDC 22	634131	40	Apr-00	21N	11E	18	NE	Kateel River	Kotzebue
EDC 23	634132	40	Apr-00	21N	11E	18	NE	Kateel River	Kotzebue
EDC 24	634133	40	Apr-00	21N	11E	17	NW	Kateel River	Kotzebue
EDC 25	634134	40	Apr-00	21N	10E	13	NW	Kateel River	Kotzebue
EDC 26	634135	40	Apr-00	21N	10E	13	NE	Kateel River	Kotzebue
EDC 27	634136	40	Apr-00	21N	10E	13	NE	Kateel River	Kotzebue
EDC 28	634137	40	Apr-00	21N	11E	18	NW	Kateel River	Kotzebue
EDC 29	634138	40	Apr-00	21N	11E	18	NW	Kateel River	Kotzebue
EDC 30	634139	40	Apr-00	21N	11E	18	NE	Kateel River	Kotzebue
EDC 31	634140	40	Apr-00	21N	11E	18	NE	Kateel River	Kotzebue
EDC 32	634141	40	Apr-00	21N	11E	17	NW	Kateel River	Kotzebue
EDC 33	634142	40	Apr-00	21N	10E	13	SW	Kateel River	Kotzebue
EDC 34	634143	40	Apr-00	21N	10E	13	SE	Kateel River	Kotzebue
EDC 35	634144	40	Apr-00	21N	10E	13	SE	Kateel River	Kotzebue
EDC 36	634145	40	Apr-00	21N	11E	18	SW	Kateel River	Kotzebue
EDC 37	634146	40	Apr-00	21N	11E	18	SW	Kateel River	Kotzebue
EDC 38	634147	40	Apr-00	21N	11E	18	SE	Kateel River	Kotzebue
EDC 39	634148	40	Apr-00	21N	11E	18	SE	Kateel River	Kotzebue
EDC 40	634149	40	Apr-00	21N	11E	17	SW	Kateel River	Kotzebue

Claim Name	File Number (ADL #/ BLM#)	Size (Arces)	Location Date	Township	Range	Sec.	1/4 Sec.	Meridian	On File
EDC 41	634150	40	Apr-00	21N	10E	13	SW	Kateel River	Kotzebue
EDC 42	634151	40	Apr-00	21N	10E	13	SE	Kateel River	Kotzebue
EDC 43	634152	40	Apr-00	21N	10E	13	SE	Kateel River	Kotzebue
EDC 44	634153	40	Apr-00	21N	11E	18	SW	Kateel River	Kotzebue
EDC 45	634154	40	Apr-00	21N	11E	18	SW	Kateel River	Kotzebue
EDC 46	634155	40	Apr-00	21N	11E	18	SE	Kateel River	Kotzebue
EDC 47	634156	40	Apr-00	21N	11E	18	SE	Kateel River	Kotzebue
EDC 48	634157	40	Apr-00	21N	11E	17	SW	Kateel River	Kotzebue
EDC 49	634158	40	Apr-00	21N	10E	24	NW	Kateel River	Kotzebue
EDC 50	634159	40	Apr-00	21N	10E	24	NE	Kateel River	Kotzebue
EDC 51	634160	40	Apr-00	21N	10E	24	NE	Kateel River	Kotzebue
EDC 52	634161	40	Apr-00	21N	11E	19	NW	Kateel River	Kotzebue
EDC 53	634162	40	Apr-00	21N	11E	19	NW	Kateel River	Kotzebue
EDC 54	634163	40	Apr-00	21N	11E	19	NE	Kateel River	Kotzebue
EDC 55	634164	40	Apr-00	21N	11E	19	NE	Kateel River	Kotzebue
EDC 56	634165	40	Apr-00	21N	11E	20	NW	Kateel River	Kotzebue
EDC 57	634166	40	Apr-00	21N	10E	24	NW	Kateel River	Kotzebue
EDC 58	634167	40	Apr-00	21N	10E	24	NE	Kateel River	Kotzebue
EDC 59	634168	40	Apr-00	21N	10E	24	NE	Kateel River	Kotzebue
EDC 60	634169	40	Apr-00	21N	11E	19	NW	Kateel River	Kotzebue
EDC 61	634170	40	Apr-00	21N	11E	19	NW	Kateel River	Kotzebue
EDC 62	634171	40	Apr-00	21N	11E	19	NE	Kateel River	Kotzebue
EDC 63	634172	40	Apr-00	21N	11E	19	NE	Kateel River	Kotzebue
EDC 64	634173	40	Apr-00	21N	11E	20	NW	Kateel River	Kotzebue
EDC 65	634174	40	Apr-00	21N	10E	24	SE	Kateel River	Kotzebue
EDC 66	634175	40	Apr-00	21N	10E	24	SE	Kateel River	Kotzebue
EDC 67	634176	40	Apr-00	21N	11E	19	SW	Kateel River	Kotzebue
EDC 68	634177	40	Apr-00	21N	11E	19	SW	Kateel River	Kotzebue
EDC 69	634178	40	Apr-00	21N	11E	19	SE	Kateel River	Kotzebue
EDC 70	634179	40	Apr-00	21N	11E	19	SE	Kateel River	Kotzebue
EDC 71	634180	40	Apr-00	21N	11E	20	SW	Kateel River	Kotzebue
EDC 72	634181	40	Apr-00	21N	11E	20	SW	Kateel River	Kotzebue
EDC 73	634182	40	Apr-00	21N	11E	20	SE	Kateel River	Kotzebue
EDC 74	634183	40	Apr-00	21N	11E	20	SE	Kateel River	Kotzebue
EDC 75	634184	40	Apr-00	21N	11E	21	SW	Kateel River	Kotzebue
EDC 76	634185	40	Apr-00	21N	10E	24	SE	Kateel River	Kotzebue
EDC 77	634186	40	Apr-00	21N	11E	19	SW	Kateel River	Kotzebue
EDC 78	634187	40	Apr-00	21N	11E	19	SW	Kateel River	Kotzebue
EDC 79	634188	40	Apr-00	21N	11E	19	SE	Kateel River	Kotzebue
EDC 80	634189	40	Apr-00	21N	11E	19	SE	Kateel River	Kotzebue
EDC 81	634190	40	Apr-00	21N	11E	20	SW	Kateel River	Kotzebue
EDC 82	634191	40	Apr-00	21N	11E	20	SW	Kateel River	Kotzebue
EDC 83	634192	40	Apr-00	21N	11E	20	SE	Kateel River	Kotzebue
EDC 84	634193	40	Apr-00	21N	11E	20	SE	Kateel River	Kotzebue
EDC 85	634194	40	Apr-00	21N	11E	21	SW	Kateel River	Kotzebue
EDC 86	634195	40	Apr-00	21N	10E	25	NE	Kateel River	Kotzebue
EDC 87	634196	40	Apr-00	21N	11E	30	NW	Kateel River	Kotzebue
EDC 88	634197	40	Apr-00	21N	11E	30	NW	Kateel River	Kotzebue
EDC 89	634198	40	Apr-00	21N	11E	30	NE	Kateel River	Kotzebue
EDC 90	634199	40	Apr-00	21N	11E	30	NE	Kateel River	Kotzebue
EDC 91	634200	40	Apr-00	21N	11E	29	NW	Kateel River	Kotzebue
EDC 92	634201	40	Apr-00	21N	11E	29	NW	Kateel River	Kotzebue
EDC 93	634202	40	Apr-00	21N	11E	29	NE	Kateel River	Kotzebue
EDC 94	634203	40	Apr-00	21N	11E	29	NE	Kateel River	Kotzebue
EDC 95	634204	40	Apr-00	21N	11E	28	NW	Kateel River	Kotzebue
ZED 1	651152	160	Sep-05	20N	12E	10	NE	Kateel River	Kotzebue
ZED 2	651153	160	Sep-05	20N	12E	11	NW	Kateel River	Kotzebue
ZED 3	651154	160	Sep-05	20N	12E	11	NE	Kateel River	Kotzebue
ZED 4	651155	160	Sep-05	20N	12E	10	SE	Kateel River	Kotzebue
ZED 5	651156	160	Sep-05	20N	12E	11	SW	Kateel River	Kotzebue
ZED 6	651157	160	Sep-05	20N	12E	11	SE	Kateel River	Kotzebue
ZED 7	651158	160	Sep-05	20N	12E	12	SW	Kateel River	Kotzebue
ZED 8	651159	160	Sep-05	20N	12E	12	SE	Kateel River	Kotzebue
ZED 9	651160	160	Sep-05	20N	12E	15	NE	Kateel River	Kotzebue
ZED 10	651161	160	Sep-05	20N	12E	14	NW	Kateel River	Kotzebue
ZED 11	651162	160	Sep-05	20N	12E	14	NE	Kateel River	Kotzebue
ZED 12	651163	160	Sep-05	20N	12E	13	NW	Kateel River	Kotzebue
ZED 13	651164	160	Sep-05	20N	12E	13	NE	Kateel River	Kotzebue
ZED 14	651165	160	Sep-05	20N	13E	18	NW	Kateel River	Kotzebue
ZED 15	651166	160	Sep-05	20N	13E	18	NE	Kateel River	Kotzebue
ZED 16	651167	160	Sep-05	20N	13E	17	NW	Kateel River	Kotzebue
ZED 17	651168	160	Sep-05	20N	13E	17	NE	Kateel River	Kotzebue

Claim Name	File Number (ADL #/ BLM#)	Size (Arces)	Location Date	Township	Range	Sec.	1/4 Sec.	Meridian	On File
ZED 18	651169	160	Sep-05	20N	13E	16	NW	Kateel River	Kotzebue
ZED 19	651170	160	Sep-05	20N	13E	16	NE	Kateel River	Kotzebue
ZED 20	651171	160	Sep-05	20N	13E	15	NW	Kateel River	Kotzebue
ZED 21	651172	160	Sep-05	20N	13E	15	NE	Kateel River	Kotzebue
ZED 22	651173	160	Sep-05	20N	12E	15	SE	Kateel River	Kotzebue
ZED 23	651174	160	Sep-05	20N	12E	14	SW	Kateel River	Kotzebue
ZED 24	651175	160	Sep-05	20N	12E	14	SE	Kateel River	Kotzebue
ZED 25	651176	160	Sep-05	20N	12E	13	SW	Kateel River	Kotzebue
ZED 26	651177	160	Sep-05	20N	12E	13	SE	Kateel River	Kotzebue
ZED 27	651178	160	Sep-05	20N	13E	18	SW	Kateel River	Kotzebue
ZED 28	651179	160	Sep-05	20N	13E	18	SE	Kateel River	Kotzebue
ZED 29	651180	160	Sep-05	20N	13E	17	SW	Kateel River	Kotzebue
ZED 30	651181	160	Sep-05	20N	13E	17	SE	Kateel River	Kotzebue
ZED 31	651182	160	Sep-05	20N	13E	16	SW	Kateel River	Kotzebue
ZED 32	651183	160	Sep-05	20N	13E	16	SE	Kateel River	Kotzebue
ZED 33	651184	160	Sep-05	20N	13E	15	SW	Kateel River	Kotzebue
ZED 34	651185	160	Sep-05	20N	13E	15	SE	Kateel River	Kotzebue
ZED 35	651186	160	Sep-05	20N	12E	24	NE	Kateel River	Kotzebue
ZED 36	651187	160	Sep-05	20N	13E	19	NW	Kateel River	Kotzebue
ZED 37	651188	160	Sep-05	20N	13E	19	NE	Kateel River	Kotzebue
ZED 38	651189	160	Sep-05	20N	13E	20	NW	Kateel River	Kotzebue
ZED 39	651190	160	Sep-05	20N	13E	20	NE	Kateel River	Kotzebue
ZED 40	651191	160	Sep-05	20N	13E	21	NW	Kateel River	Kotzebue
ZED 41	651192	160	Sep-05	20N	13E	21	NE	Kateel River	Kotzebue
ZED 42	651193	160	Sep-05	20N	13E	22	NW	Kateel River	Kotzebue
ZED 43	651194	160	Sep-05	20N	13E	22	NE	Kateel River	Kotzebue
ZED 44	651195	160	Sep-05	20N	13E	19	SE	Kateel River	Kotzebue
ZED 45	651196	160	Sep-05	20N	13E	20	SW	Kateel River	Kotzebue
ZED 46	651197	160	Sep-05	20N	13E	20	SE	Kateel River	Kotzebue
ZED 47	651198	160	Sep-05	20N	13E	21	SW	Kateel River	Kotzebue
ZED 48	651199	160	Sep-05	20N	13E	21	SE	Kateel River	Kotzebue
ZED 49	651200	160	Sep-05	20N	13E	22	SW	Kateel River	Kotzebue
ZED 50	651201	160	Sep-05	20N	13E	22	SE	Kateel River	Kotzebue
ZED 51	651202	160	Sep-05	20N	13E	23	NW	Kateel River	Kotzebue
ZED 52	651203	160	Sep-05	20N	13E	23	NE	Kateel River	Kotzebue
ZED 53	651204	160	Sep-05	20N	13E	24	NW	Kateel River	Kotzebue
ZED 54	651205	160	Sep-05	20N	13E	24	NE	Kateel River	Kotzebue
ZED 55	651206	160	Sep-05	20N	14E	19	NW	Kateel River	Kotzebue
ZED 56	651207	160	Sep-05	20N	14E	19	NE	Kateel River	Kotzebue
ZED 57	651208	160	Sep-05	20N	14E	20	NW	Kateel River	Kotzebue
ZED 58	651209	160	Sep-05	20N	14E	20	NE	Kateel River	Kotzebue
ZED 59	651210	160	Sep-05	20N	14E	21	NW	Kateel River	Kotzebue
ZED 60	651211	160	Sep-05	20N	14E	21	NE	Kateel River	Kotzebue
ZED 61	651212	160	Sep-05	20N	14E	22	NW	Kateel River	Kotzebue
ZED 62	651213	160	Sep-05	20N	14E	22	NE	Kateel River	Kotzebue
ZED 63	651214	160	Sep-05	20N	14E	23	NW	Kateel River	Kotzebue
ZED 64	651215	160	Sep-05	20N	14E	23	NE	Kateel River	Kotzebue
ZED 65	651216	160	Sep-05	20N	14E	24	NW	Kateel River	Kotzebue
ZED 66	651217	160	Sep-05	20N	14E	24	NE	Kateel River	Kotzebue
ZED 67	651218	160	Sep-05	20N	15E	19	NW	Kateel River	Kotzebue
ZED 68	651219	160	Sep-05	20N	13E	23	SW	Kateel River	Kotzebue
ZED 69	651220	160	Sep-05	20N	13E	23	SE	Kateel River	Kotzebue
ZED 70	651221	160	Sep-05	20N	13E	24	SW	Kateel River	Kotzebue
ZED 71	651222	160	Sep-05	20N	13E	24	SE	Kateel River	Kotzebue
ZED 72	651223	160	Sep-05	20N	14E	19	SW	Kateel River	Kotzebue
ZED 73	651224	160	Sep-05	20N	14E	19	SE	Kateel River	Kotzebue
ZED 74	651225	160	Sep-05	20N	14E	20	SW	Kateel River	Kotzebue
ZED 75	651226	160	Sep-05	20N	14E	20	SE	Kateel River	Kotzebue
ZED 76	651227	160	Sep-05	20N	14E	21	SW	Kateel River	Kotzebue
ZED 77	651228	160	Sep-05	20N	14E	21	SE	Kateel River	Kotzebue
ZED 78	651229	160	Sep-05	20N	14E	22	SW	Kateel River	Kotzebue
ZED 79	651230	160	Sep-05	20N	14E	22	SE	Kateel River	Kotzebue
ZED 80	651231	160	Sep-05	20N	14E	23	SW	Kateel River	Kotzebue
ZED 81	651232	160	Sep-05	20N	14E	23	SE	Kateel River	Kotzebue
ZED 82	651233	160	Sep-05	20N	14E	24	SW	Kateel River	Kotzebue
ZED 83	651234	160	Sep-05	20N	14E	24	SE	Kateel River	Kotzebue
ZED 84	651235	160	Sep-05	20N	15E	19	SW	Kateel River	Kotzebue
ZED 85	651236	160	Sep-05	20N	13E	26	NW	Kateel River	Kotzebue
ZED 86	651237	160	Sep-05	20N	13E	26	NE	Kateel River	Kotzebue
ZED 87	651238	160	Sep-05	20N	13E	25	NW	Kateel River	Kotzebue
ZED 88	651239	160	Sep-05	20N	13E	25	NE	Kateel River	Kotzebue
ZED 89	651240	160	Sep-05	20N	14E	30	NW	Kateel River	Kotzebue

Claim Name	File Number (ADL #/ BLM#)	Size (Arces)	Location Date	Township	Range	Sec.	1/4 Sec.	Meridian	On File
ZED 90	651241	160	Sep-05	20N	14E	30	NE	Kateel River	Kotzebue
ZED 91	651242	160	Sep-05	20N	14E	29	NW	Kateel River	Kotzebue
ZED 92	651243	160	Sep-05	20N	14E	29	NE	Kateel River	Kotzebue
ZED 93	651244	160	Sep-05	20N	14E	28	NW	Kateel River	Kotzebue
ZED 94	651245	160	Sep-05	20N	14E	28	NE	Kateel River	Kotzebue
ZED 95	651246	160	Sep-05	20N	14E	27	NW	Kateel River	Kotzebue
ZED 96	651247	160	Sep-05	20N	14E	27	NE	Kateel River	Kotzebue
ZED 97	651248	160	Sep-05	20N	14E	26	NW	Kateel River	Kotzebue
ZED 98	651249	160	Sep-05	20N	14E	26	NE	Kateel River	Kotzebue
ZED 99	651250	160	Sep-05	20N	14E	25	NW	Kateel River	Kotzebue
ZED 100	651251	160	Sep-05	20N	14E	25	NE	Kateel River	Kotzebue
ZED 101	651252	160	Sep-05	20N	15E	30	NW	Kateel River	Kotzebue
ZED 102	651253	160	Sep-05	20N	13E	26	SW	Kateel River	Kotzebue
ZED 103	651254	160	Sep-05	20N	13E	26	SE	Kateel River	Kotzebue
ZED 104	651255	160	Sep-05	20N	13E	25	SW	Kateel River	Kotzebue
ZED 105	651256	160	Sep-05	20N	13E	25	SE	Kateel River	Kotzebue
ZED 106	651257	160	Sep-05	20N	14E	30	SW	Kateel River	Kotzebue
ZED 107	651258	160	Sep-05	20N	14E	30	SE	Kateel River	Kotzebue
ZED 108	651259	160	Sep-05	20N	14E	29	SW	Kateel River	Kotzebue
ZED 109	651260	160	Sep-05	20N	14E	29	SE	Kateel River	Kotzebue
ZED 110	651261	160	Sep-05	20N	14E	28	SW	Kateel River	Kotzebue
ZED 111	651262	160	Sep-05	20N	14E	28	SE	Kateel River	Kotzebue
ZED 112	651263	160	Sep-05	20N	14E	27	SW	Kateel River	Kotzebue
ZED 113	651264	160	Sep-05	20N	14E	27	SE	Kateel River	Kotzebue
ZED 114	651265	160	Sep-05	20N	14E	26	SW	Kateel River	Kotzebue
ZED 115	651266	160	Sep-05	20N	14E	26	SE	Kateel River	Kotzebue
ZED 116	651267	160	Sep-05	20N	14E	25	SW	Kateel River	Kotzebue
ZED 117	651268	160	Sep-05	20N	14E	25	SE	Kateel River	Kotzebue
ZED 118	651269	160	Sep-05	20N	15E	30	SW	Kateel River	Kotzebue
ZED 119	566637	160	Sep-06	20N	12E	12	NW	Kateel River	Kotzebue
ZED 120	566638	160	Sep-06	20N	12E	12	NE	Kateel River	Kotzebue
ZED 121	566639	160	Sep-06	20N	13E	7	NW	Kateel River	Kotzebue
ZED 122	566640	160	Sep-06	20N	13E	7	SW	Kateel River	Kotzebue
ZED 123	566641	160	Sep-06	20N	13E	7	SE	Kateel River	Kotzebue
ZED 124	566642	160	Sep-06	20N	13E	8	SW	Kateel River	Kotzebue
ZED 125	566643	160	Sep-06	20N	13E	8	SE	Kateel River	Kotzebue
PAL 1	651270	40	Sep-05	21N	10E	25	NE	Kateel River	Kotzebue
PAL 2	651271	40	Sep-05	21N	10E	25	NE	Kateel River	Kotzebue
PAL 3	651272	40	Sep-05	21N	11E	30	NW	Kateel River	Kotzebue
PAL 4	651273	40	Sep-05	21N	11E	30	NW	Kateel River	Kotzebue
PAL 5	651274	40	Sep-05	21N	11E	30	NE	Kateel River	Kotzebue
PAL 6	651275	40	Sep-05	21N	11E	30	NE	Kateel River	Kotzebue
PAL 7	651276	40	Sep-05	21N	11E	29	NW	Kateel River	Kotzebue
PAL 8	651277	40	Sep-05	21N	11E	29	NW	Kateel River	Kotzebue
PAL 9	651278	40	Sep-05	21N	11E	29	NE	Kateel River	Kotzebue
PAL 10	651279	40	Sep-05	21N	11E	29	NE	Kateel River	Kotzebue
PAL 11	651280	40	Sep-05	21N	11E	28	NW	Kateel River	Kotzebue
PAL 20	651289	160	Sep-05	21N	10E	25	SE	Kateel River	Kotzebue
PAL 21	651290	160	Sep-05	21N	11E	30	SW	Kateel River	Kotzebue
PAL 22	651291	160	Sep-05	21N	11E	30	SE	Kateel River	Kotzebue
PAL 23	651292	160	Sep-05	21N	11E	29	SW	Kateel River	Kotzebue
PAL 24	651293	160	Sep-05	21N	11E	29	SE	Kateel River	Kotzebue
PAL 25	651294	160	Sep-05	21N	11E	28	SW	Kateel River	Kotzebue
PAL 27	651296	160	Sep-05	21N	11E	32	NE	Kateel River	Kotzebue
PAL 28	651297	160	Sep-05	21N	11E	33	NW	Kateel River	Kotzebue
HOSS 01	650291	160	7/13/2005	22N	10E	18	NW	Kateel River	Kotzebue
HOSS 02	650292	160	7/13/2005	22N	10E	18	NE	Kateel River	Kotzebue
HOSS 03	650293	160	7/13/2005	22N	10E	17	NW	Kateel River	Kotzebue
HOSS 04	650294	160	7/13/2005	22N	10E	17	NE	Kateel River	Kotzebue
HOSS 05	650295	160	7/13/2005	22N	10E	16	NW	Kateel River	Kotzebue
HOSS 06	650296	160	7/13/2005	22N	10E	16	NE	Kateel River	Kotzebue
HOSS 07	650297	160	7/13/2005	22N	10E	15	NW	Kateel River	Kotzebue
HOSS 08	650298	160	7/13/2005	22N	10E	18	SW	Kateel River	Kotzebue
HOSS 09	650299	160	7/13/2005	22N	10E	18	SE	Kateel River	Kotzebue
HOSS 10	650300	160	7/13/2005	22N	10E	17	SW	Kateel River	Kotzebue
HOSS 11	650301	160	7/13/2005	22N	10E	17	SE	Kateel River	Kotzebue
HOSS 12	650302	160	7/13/2005	22N	10E	16	SW	Kateel River	Kotzebue
HOSS 13	650303	160	7/13/2005	22N	10E	16	SE	Kateel River	Kotzebue
HOSS 14	650304	160	7/13/2005	22N	10E	15	SW	Kateel River	Kotzebue
HOSS 15	650305	160	7/13/2005	22N	10E	19	NW	Kateel River	Kotzebue
HOSS 16	650306	160	7/13/2005	22N	10E	19	NE	Kateel River	Kotzebue
HOSS 17	650307	160	7/13/2005	22N	10E	20	NW	Kateel River	Kotzebue

Claim Name	File Number (ADL #/ BLM#)	Size (Arces)	Location Date	Township	Range	Sec.	1/4 Sec.	Meridian	On File
HOSS 18	650308	160	7/13/2005	22N	10E	20	NE	Kateel River	Kotzebue
HOSS 19	650309	160	7/13/2005	22N	10E	21	NW	Kateel River	Kotzebue
HOSS 20	650310	160	7/13/2005	22N	10E	21	NE	Kateel River	Kotzebue
HOSS 21	650311	160	7/13/2005	22N	10E	22	NW	Kateel River	Kotzebue
HOSS 22	650312	160	7/13/2005	22N	10E	19	SW	Kateel River	Kotzebue
HOSS 23	650313	160	7/13/2005	22N	10E	19	SE	Kateel River	Kotzebue
HOSS 24	650314	160	7/13/2005	22N	10E	20	SW	Kateel River	Kotzebue
HOSS 25	650315	160	7/13/2005	22N	10E	20	SE	Kateel River	Kotzebue
HOSS 26	650316	160	7/13/2005	22N	10E	21	SW	Kateel River	Kotzebue
HOSS 27	650317	160	7/13/2005	22N	10E	21	SE	Kateel River	Kotzebue
HOSS 28	650318	160	7/13/2005	22N	10E	22	SW	Kateel River	Kotzebue
HOSS 29	650319	160	7/13/2005	22N	10E	30	NW	Kateel River	Kotzebue
HOSS 30	650320	160	7/13/2005	22N	10E	30	NE	Kateel River	Kotzebue
HOSS 31	650321	160	7/13/2005	22N	10E	29	NW	Kateel River	Kotzebue
HOSS 32	650322	160	7/13/2005	22N	10E	29	NE	Kateel River	Kotzebue
HOSS 33	650323	160	7/13/2005	22N	10E	28	NW	Kateel River	Kotzebue
HOSS 34	650324	160	7/13/2005	22N	10E	28	NE	Kateel River	Kotzebue
HOSS 35	650325	160	7/13/2005	22N	10E	27	NW	Kateel River	Kotzebue
GAP 1	651299	160	Sep-05	22N	8E	28	NW	Kateel River	Kotzebue
GAP 2	651300	160	Sep-05	22N	8E	28	NE	Kateel River	Kotzebue
GAP 3	651301	160	Sep-05	22N	8E	27	NW	Kateel River	Kotzebue
GAP 4	651302	160	Sep-05	22N	8E	27	NE	Kateel River	Kotzebue
GAP 5	651303	160	Sep-05	22N	8E	26	NW	Kateel River	Kotzebue
GAP 6	651304	160	Sep-05	22N	8E	26	NE	Kateel River	Kotzebue
GAP 7	651305	160	Sep-05	22N	8E	25	NW	Kateel River	Kotzebue
GAP 8	651306	160	Sep-05	22N	8E	25	NE	Kateel River	Kotzebue
GAP 9	651307	160	Sep-05	22N	9E	30	NW	Kateel River	Kotzebue
GAP 10	651308	160	Sep-05	22N	9E	30	NE	Kateel River	Kotzebue
GAP 11	651309	160	Sep-05	22N	9E	29	NW	Kateel River	Kotzebue
GAP 12	651310	160	Sep-05	22N	8E	28	SW	Kateel River	Kotzebue
GAP 13	651311	160	Sep-05	22N	8E	28	SE	Kateel River	Kotzebue
GAP 14	651312	160	Sep-05	22N	8E	27	SW	Kateel River	Kotzebue
GAP 15	651313	160	Sep-05	22N	8E	27	SE	Kateel River	Kotzebue
GAP 16	651314	160	Sep-05	22N	8E	26	SW	Kateel River	Kotzebue
GAP 17	651315	160	Sep-05	22N	8E	26	SE	Kateel River	Kotzebue
GAP 18	651316	160	Sep-05	22N	8E	25	SW	Kateel River	Kotzebue
GAP 19	651317	160	Sep-05	22N	8E	25	SE	Kateel River	Kotzebue
GAP 20	651318	160	Sep-05	22N	9E	30	SW	Kateel River	Kotzebue
GAP 21	651319	160	Sep-05	22N	9E	30	SE	Kateel River	Kotzebue
GAP 22	651320	160	Sep-05	22N	9E	29	SW	Kateel River	Kotzebue
GAP 23	651321	160	Sep-05	22N	9E	29	SE	Kateel River	Kotzebue
GAP 24	651322	160	Sep-05	22N	9E	28	SW	Kateel River	Kotzebue
GAP 25	651323	160	Sep-05	22N	9E	28	SE	Kateel River	Kotzebue
GAP 26	651324	160	Sep-05	22N	9E	27	SW	Kateel River	Kotzebue
GAP 27	651325	160	Sep-05	22N	8E	34	NE	Kateel River	Kotzebue
GAP 28	651326	160	Sep-05	22N	8E	35	NW	Kateel River	Kotzebue
GAP 29	651327	160	Sep-05	22N	8E	35	NE	Kateel River	Kotzebue
GAP 30	651328	160	Sep-05	22N	8E	36	NW	Kateel River	Kotzebue
GAP 31	651329	160	Sep-05	22N	8E	36	NE	Kateel River	Kotzebue
GAP 32	651330	160	Sep-05	22N	9E	31	NW	Kateel River	Kotzebue
GAP 33	651331	160	Sep-05	22N	9E	31	NE	Kateel River	Kotzebue
GAP 34	651332	160	Sep-05	22N	9E	32	NW	Kateel River	Kotzebue
GAP 35	651333	160	Sep-05	22N	9E	32	NE	Kateel River	Kotzebue
GAP 36	651334	160	Sep-05	22N	9E	33	NW	Kateel River	Kotzebue
GAP 37	651335	160	Sep-05	22N	9E	33	NE	Kateel River	Kotzebue
GAP 38	651336	160	Sep-05	22N	9E	34	NW	Kateel River	Kotzebue
GAP 39	651337	160	Sep-05	22N	9E	34	NE	Kateel River	Kotzebue
GAP 40	651338	160	Sep-05	22N	9E	35	NW	Kateel River	Kotzebue
GAP 41	651339	160	Sep-05	22N	9E	35	NE	Kateel River	Kotzebue
GAP 42	651340	160	Sep-05	22N	9E	36	NW	Kateel River	Kotzebue
GAP 43	651341	160	Sep-05	22N	9E	36	NE	Kateel River	Kotzebue
GAP 44	651342	160	Sep-05	22N	10E	31	NW	Kateel River	Kotzebue
GAP 45	651343	160	Sep-05	22N	10E	31	NE	Kateel River	Kotzebue
GAP 46	651344	160	Sep-05	22N	10E	32	NW	Kateel River	Kotzebue
GAP 47	651345	160	Sep-05	22N	10E	32	NE	Kateel River	Kotzebue
GAP 48	651346	160	Sep-05	22N	10E	33	NW	Kateel River	Kotzebue
GAP 49	651347	160	Sep-05	22N	10E	33	NE	Kateel River	Kotzebue
GAP 50	651348	160	Sep-05	22N	10E	34	NW	Kateel River	Kotzebue
GAP 51	651349	160	Sep-05	22N	10E	30	SW	Kateel River	Kotzebue
GAP 52	651350	160	Sep-05	22N	10E	30	SE	Kateel River	Kotzebue
GAP 53	651351	160	Sep-05	22N	10E	29	SW	Kateel River	Kotzebue
GAP 54	651352	160	Sep-05	22N	10E	29	SE	Kateel River	Kotzebue

Claim Name	File Number (ADL #/ BLM#)	Size (Arces)	Location Date	Township	Range	Sec.	1/4 Sec.	Meridian	On File
GAP 55	651353	160	Sep-05	22N	10E	28	SW	Kateel River	Kotzebue
GAP 56	651354	160	Sep-05	22N	10E	28	SE	Kateel River	Kotzebue
GAP 57	651355	160	Sep-05	22N	10E	27	SW	Kateel River	Kotzebue
GAP 58	651356	160	Sep-05	22N	8E	34	SE	Kateel River	Kotzebue
GAP 59	651357	160	Sep-05	22N	8E	35	SW	Kateel River	Kotzebue
GAP 60	651358	160	Sep-05	22N	8E	35	SE	Kateel River	Kotzebue
GAP 61	651359	160	Sep-05	22N	8E	36	SW	Kateel River	Kotzebue
GAP 62	651360	160	Sep-05	22N	8E	36	SE	Kateel River	Kotzebue
GAP 63	651361	160	Sep-05	22N	9E	31	SW	Kateel River	Kotzebue
GAP 64	651362	160	Sep-05	22N	9E	31	SE	Kateel River	Kotzebue
GAP 65	651363	160	Sep-05	22N	9E	32	SW	Kateel River	Kotzebue
GAP 66	651364	160	Sep-05	22N	9E	32	SE	Kateel River	Kotzebue
GAP 67	651365	160	Sep-05	22N	9E	33	SW	Kateel River	Kotzebue
GAP 68	651366	160	Sep-05	22N	9E	33	SE	Kateel River	Kotzebue
GAP 69	651367	160	Sep-05	22N	9E	34	SW	Kateel River	Kotzebue
GAP 70	651368	160	Sep-05	22N	9E	34	SE	Kateel River	Kotzebue
GAP 71	651369	160	Sep-05	22N	9E	35	SW	Kateel River	Kotzebue
GAP 72	651370	160	Sep-05	22N	9E	35	SE	Kateel River	Kotzebue
GAP 73	651371	160	Sep-05	22N	9E	36	SW	Kateel River	Kotzebue
GAP 74	651372	160	Sep-05	22N	9E	36	SE	Kateel River	Kotzebue
GAP 75	651373	160	Sep-05	22N	10E	31	SW	Kateel River	Kotzebue
GAP 76	651374	160	Sep-05	22N	10E	31	SE	Kateel River	Kotzebue
GAP 77	651375	160	Sep-05	22N	10E	32	SW	Kateel River	Kotzebue
GAP 78	651376	160	Sep-05	22N	10E	32	SE	Kateel River	Kotzebue
GAP 79	651377	160	Sep-05	22N	10E	33	SW	Kateel River	Kotzebue
GAP 80	651378	160	Sep-05	22N	10E	33	SE	Kateel River	Kotzebue
GAP 81	651379	160	Sep-05	22N	10E	34	SW	Kateel River	Kotzebue
GAP 82	651380	160	Sep-05	21N	8E	3	NE	Kateel River	Kotzebue
GAP 83	651381	160	Sep-05	21N	8E	2	NW	Kateel River	Kotzebue
GAP 84	651382	160	Sep-05	21N	8E	2	NE	Kateel River	Kotzebue
GAP 85	651383	160	Sep-05	21N	8E	1	NW	Kateel River	Kotzebue
GAP 86	651384	160	Sep-05	21N	8E	1	NE	Kateel River	Kotzebue
GAP 87	651385	160	Sep-05	21N	9E	6	NW	Kateel River	Kotzebue
GAP 88	651386	160	Sep-05	21N	9E	6	NE	Kateel River	Kotzebue
GAP 89	651387	160	Sep-05	21N	9E	2	NW	Kateel River	Kotzebue
GAP 90	651388	160	Sep-05	21N	9E	2	NE	Kateel River	Kotzebue
GAP 91	651389	160	Sep-05	21N	9E	1	NW	Kateel River	Kotzebue
GAP 92	651390	160	Sep-05	21N	9E	1	NE	Kateel River	Kotzebue
GAP 93	651391	160	Sep-05	21N	10E	6	NW	Kateel River	Kotzebue
GAP 94	651392	160	Sep-05	21N	10E	6	NE	Kateel River	Kotzebue
GAP 95	651393	160	Sep-05	21N	10E	5	NW	Kateel River	Kotzebue
GAP 96	651394	160	Sep-05	21N	10E	5	NE	Kateel River	Kotzebue
GAP 97	651395	160	Sep-05	21N	10E	4	NW	Kateel River	Kotzebue
GAP 98	651396	160	Sep-05	21N	10E	4	NE	Kateel River	Kotzebue
GAP 99	651397	160	Sep-05	21N	10E	3	NW	Kateel River	Kotzebue
GAP 100	651398	160	Sep-05	21N	9E	2	SW	Kateel River	Kotzebue
GAP 101	651399	160	Sep-05	21N	9E	2	SE	Kateel River	Kotzebue
GAP 102	651400	160	Sep-05	21N	9E	1	SW	Kateel River	Kotzebue
GAP 103	651401	160	Sep-05	21N	9E	1	SE	Kateel River	Kotzebue
GAP 104	651402	160	Sep-05	21N	10E	6	SW	Kateel River	Kotzebue
GAP 105	651403	160	Sep-05	21N	10E	6	SE	Kateel River	Kotzebue
GAP 106	651404	160	Sep-05	21N	10E	5	SW	Kateel River	Kotzebue
GAP 107	651405	160	Sep-05	21N	10E	5	SE	Kateel River	Kotzebue
GAP 108	651406	160	Sep-05	21N	10E	4	SW	Kateel River	Kotzebue
GAP 109	651407	160	Sep-05	21N	10E	4	SE	Kateel River	Kotzebue
GAP 110	651408	160	Sep-05	21N	10E	3	SW	Kateel River	Kotzebue
GAP 111	651409	160	Sep-05	21N	10E	3	SE	Kateel River	Kotzebue
GAP 112	651410	160	Sep-05	21N	10E	2	SW	Kateel River	Kotzebue
GAP 113	651411	160	Sep-05	21N	10E	2	SE	Kateel River	Kotzebue
GAP 114	651412	40	Sep-05	21N	9E	11	NW	Kateel River	Kotzebue
GAP 115	651413	40	Sep-05	21N	9E	11	NW	Kateel River	Kotzebue
GAP 116	651414	40	Sep-05	21N	9E	11	NE	Kateel River	Kotzebue
GAP 117	651415	40	Sep-05	21N	9E	11	NE	Kateel River	Kotzebue
GAP 118	651416	40	Sep-05	21N	9E	12	NW	Kateel River	Kotzebue
GAP 119	651417	40	Sep-05	21N	9E	12	NW	Kateel River	Kotzebue
GAP 120	651418	40	Sep-05	21N	9E	12	NE	Kateel River	Kotzebue
GAP 121	651419	40	Sep-05	21N	9E	12	NE	Kateel River	Kotzebue
GAP 122	651420	40	Sep-05	21N	10E	7	NW	Kateel River	Kotzebue
GAP 123	651421	40	Sep-05	21N	10E	7	NW	Kateel River	Kotzebue
GAP 124	651422	40	Sep-05	21N	10E	7	NE	Kateel River	Kotzebue
GAP 125	651423	40	Sep-05	21N	10E	7	NE	Kateel River	Kotzebue
GAP 126	651424	40	Sep-05	21N	10E	8	NW	Kateel River	Kotzebue

Claim Name	File Number (ADL #/ BLM#)	Size (Arces)	Location Date	Township	Range	Sec.	1/4 Sec.	Meridian	On File
GAP 127	651425	40	Sep-05	21N	10E	8	NW	Kateel River	Kotzebue
GAP 128	651426	40	Sep-05	21N	10E	8	NE	Kateel River	Kotzebue
GAP 129	651427	40	Sep-05	21N	10E	8	NE	Kateel River	Kotzebue
GAP 130	651428	40	Sep-05	21N	10E	9	NW	Kateel River	Kotzebue
GAP 131	651429	40	Sep-05	21N	10E	9	NW	Kateel River	Kotzebue
GAP 132	651430	40	Sep-05	21N	10E	9	NE	Kateel River	Kotzebue
GAP 133	651431	40	Sep-05	21N	10E	9	NE	Kateel River	Kotzebue
GAP 134	651432	40	Sep-05	21N	10E	10	NW	Kateel River	Kotzebue
GAP 135	651433	40	Sep-05	21N	10E	10	NW	Kateel River	Kotzebue
GAP 136	651434	40	Sep-05	21N	10E	10	NE	Kateel River	Kotzebue
GAP 137	651435	40	Sep-05	21N	10E	10	NE	Kateel River	Kotzebue
GAP 138	651436	40	Sep-05	21N	10E	11	NW	Kateel River	Kotzebue
GAP 139	651437	40	Sep-05	21N	10E	11	NW	Kateel River	Kotzebue
GAP 140	651438	40	Sep-05	21N	10E	11	NE	Kateel River	Kotzebue
GAP 141	651439	40	Sep-05	21N	10E	11	NE	Kateel River	Kotzebue
GAP 142	651440	160	Sep-05	21N	9E	5	NW	Kateel River	Kotzebue
GAP 143	651441	160	Sep-05	21N	9E	5	NE	Kateel River	Kotzebue
GAP 144	651442	160	Sep-05	21N	9E	4	NW	Kateel River	Kotzebue
GAP 145	651443	160	Sep-05	21N	9E	4	NE	Kateel River	Kotzebue
GAP 146	651444	160	Sep-05	21N	9E	3	NW	Kateel River	Kotzebue
GAP 147	651445	160	Sep-05	21N	9E	3	NE	Kateel River	Kotzebue
GAP 148	651446	160	Sep-05	21N	8E	3	SE	Kateel River	Kotzebue
GAP 149	651447	160	Sep-05	21N	8E	2	SW	Kateel River	Kotzebue
GAP 150	651448	160	Sep-05	21N	8E	2	SE	Kateel River	Kotzebue
GAP 151	651449	160	Sep-05	21N	8E	1	SW	Kateel River	Kotzebue
GAP 152	651450	160	Sep-05	21N	8E	1	SE	Kateel River	Kotzebue
GAP 153	651451	160	Sep-05	21N	9E	6	SW	Kateel River	Kotzebue
GAP 154	651452	160	Sep-05	21N	9E	6	SE	Kateel River	Kotzebue
GAP 155	651453	160	Sep-05	21N	9E	5	SW	Kateel River	Kotzebue
GAP 156	651454	160	Sep-05	21N	9E	5	SE	Kateel River	Kotzebue
GAP 157	651455	160	Sep-05	21N	9E	4	SW	Kateel River	Kotzebue
GAP 158	651456	160	Sep-05	21N	9E	4	SE	Kateel River	Kotzebue
GAP 159	651457	160	Sep-05	21N	9E	3	SW	Kateel River	Kotzebue
GAP 160	651458	160	Sep-05	21N	9E	3	SE	Kateel River	Kotzebue
GAP 161	651459	160	Sep-05	21N	8E	10	NE	Kateel River	Kotzebue
GAP 162	651460	160	Sep-05	21N	8E	11	NW	Kateel River	Kotzebue
GAP 163	651461	160	Sep-05	21N	8E	11	NE	Kateel River	Kotzebue
GAP 164	651462	160	Sep-05	21N	8E	12	NW	Kateel River	Kotzebue
GAP 165	651463	160	Sep-05	21N	8E	12	NE	Kateel River	Kotzebue
GAP 166	651464	160	Sep-05	21N	9E	7	NW	Kateel River	Kotzebue
GAP 167	651465	160	Sep-05	21N	9E	7	NE	Kateel River	Kotzebue
GAP 168	651466	160	Sep-05	21N	9E	8	NW	Kateel River	Kotzebue
GAP 169	651467	160	Sep-05	21N	9E	8	NE	Kateel River	Kotzebue
GAP 170	651468	160	Sep-05	21N	9E	9	NW	Kateel River	Kotzebue
GAP 171	651469	160	Sep-05	21N	9E	9	NE	Kateel River	Kotzebue
GAP 172	651470	160	Sep-05	21N	9E	10	NW	Kateel River	Kotzebue
GAP 173	651471	160	Sep-05	21N	9E	10	NE	Kateel River	Kotzebue
GAP 174	651472	160	Sep-05	21N	8E	10	SE	Kateel River	Kotzebue
GAP 175	651473	160	Sep-05	21N	8E	11	SW	Kateel River	Kotzebue
GAP 176	651474	160	Sep-05	21N	8E	11	SE	Kateel River	Kotzebue
GAP 177	651475	160	Sep-05	21N	8E	12	SW	Kateel River	Kotzebue
GAP 178	651476	160	Sep-05	21N	8E	12	SE	Kateel River	Kotzebue
GAP 179	651477	160	Sep-05	21N	9E	7	SW	Kateel River	Kotzebue
GAP 180	651478	160	Sep-05	21N	9E	7	SE	Kateel River	Kotzebue
GAP 181	651479	160	Sep-05	21N	9E	8	SW	Kateel River	Kotzebue
GAP 182	651480	160	Sep-05	21N	9E	8	SE	Kateel River	Kotzebue
GAP 183	651481	160	Sep-05	21N	9E	9	SW	Kateel River	Kotzebue
GAP 184	651482	160	Sep-05	21N	9E	9	SE	Kateel River	Kotzebue
GAP 185	651483	160	Sep-05	21N	9E	10	SW	Kateel River	Kotzebue
GAP 186	651484	160	Sep-05	21N	9E	10	SE	Kateel River	Kotzebue
GAP 187	651485	160	Sep-05	21N	8E	15	NE	Kateel River	Kotzebue
GAP 188	651486	160	Sep-05	21N	8E	14	NW	Kateel River	Kotzebue
GAP 189	651487	160	Sep-05	21N	8E	14	NE	Kateel River	Kotzebue
GAP 190	651488	160	Sep-05	21N	8E	13	NW	Kateel River	Kotzebue
GAP 191	651489	160	Sep-05	21N	8E	13	NE	Kateel River	Kotzebue
GAP 192	651490	160	Sep-05	21N	9E	18	NW	Kateel River	Kotzebue
GAP 193	651491	160	Sep-05	21N	9E	18	NE	Kateel River	Kotzebue
GAP 194	651492	160	Sep-05	21N	9E	17	NW	Kateel River	Kotzebue
GAP 195	651493	160	Sep-05	21N	9E	17	NE	Kateel River	Kotzebue
GAP 196	651494	160	Sep-05	21N	9E	16	NW	Kateel River	Kotzebue
GAP 197	651495	160	Sep-05	21N	9E	16	NE	Kateel River	Kotzebue
GAP 198	651496	160	Sep-05	21N	9E	15	NW	Kateel River	Kotzebue

Claim Name	File Number (ADL #/ BLM#)	Size (Arces)	Location Date	Township	Range	Sec.	1/4 Sec.	Meridian	On File
GAP 199	651497	160	Sep-05	21N	9E	15	NE	Kateel River	Kotzebue
KG 1	655648	160	Sep-06	21N	11E	11	SW	Kateel River	Kotzebue
KG 2	655649	160	Sep-06	21N	11E	11	SE	Kateel River	Kotzebue
KG 3	655650	160	Sep-06	21N	11E	14	NW	Kateel River	Kotzebue
KG 4	655651	160	Sep-06	21N	11E	14	NE	Kateel River	Kotzebue
KG 5	655652	160	Sep-06	21N	11E	13	NW	Kateel River	Kotzebue
KG 6	655653	160	Sep-06	21N	11E	13	NE	Kateel River	Kotzebue
KG 7	655654	160	Sep-06	21N	11E	13	SE	Kateel River	Kotzebue
KG 8	655655	160	Sep-06	21N	11E	24	NE	Kateel River	Kotzebue

Appendix C
Drillhole Collars

Hole ID	Program	Type	Area	UTM East	UTM North	Elevation	Azimuth	Dip	Depth
AR-01	1966 BCMC	Core	Arctic	613643.31	7453181.73	918.21	49.0	-90.0	32.00
AR-02	BCMC	Core	Arctic	613582.16	7453270.84	944.36	49.0	-90.0	93.88
AR-03	BCMC	Core	Arctic	613573.56	7453365.16	927.63	88.7	-90.0	182.88
AR-04	BCMC	Core	Arctic	613631.98	7453125.00	944.94	49.0	-90.0	86.87
AR-05	BCMC	Core	Arctic	613556.86	7453316.86	947.75	49.0	-90.0	127.10
AR-06	BCMC	Core	Arctic	613632.95	7453036.21	980.97	49.0	-90.0	86.87
AR-07	BCMC	Core	Arctic	613455.04	7453138.11	944.42	49.0	-90.0	142.04
AR-08	BCMC	Core	Arctic	613692.14	7452975.08	981.06	49.0	-90.0	53.95
AR-09	BCMC	Core	Arctic	612843.16	7453228.85	736.98	49.0	-90.0	204.22
AR-10	BCMC	Core	Arctic	613467.36	7453026.47	933.21	49.0	-90.0	209.40
AR-11	BCMC	Core	Arctic	613337.50	7453140.58	906.81	49.0	-90.0	207.26
AR-11A	1975 BCMC	Core	Arctic	613349.09	7453124.22	906.66	49.0	-90.0	200.56
AR-11B	1975 BCMC	Core	Arctic	613344.76	7453128.78	906.38	49.0	-90.0	199.61
AR-12	BCMC	Core	Arctic	613355.28	7452937.65	876.27	49.0	-90.0	221.28
AR-12A	1975 BCMC	Core	Arctic	613354.33	7452942.68	876.67	49.0	-90.0	215.80
AR-13	BCMC	Core	Arctic	613209.77	7453257.06	872.55	49.0	-90.0	236.83
AR-14	BCMC	Core	Arctic	613226.18	7453011.90	847.40	99.7	-90.0	526.08
AR-14A	1975 BCMC	Core	Arctic	613216.77	7453023.58	846.86	49.0	-90.0	174.04
AR-14B	1975 BCMC	Core	Arctic	613226.12	7453007.44	847.22	49.0	-90.0	177.09
AR-15	BCMC	Core	Arctic	612820.25	7452710.71	704.61	49.0	-90.0	225.55
AR-16	BCMC	Core	Arctic	613111.17	7452886.94	790.83	49.0	-90.0	205.44
AR-16A	1975 BCNC	Core	Arctic	613100.00	7452900.00	791.00	0.0	-90.0	122.53
AR-16B	1975 BCMC	Core	Arctic	613110.27	7452881.42	790.93	49.0	-90.0	176.17
AR-16C	1975 BCMC	Core	Arctic	613096.58	7452904.81	791.63	49.0	-90.0	181.48
AR-17	BCMC	Core	Arctic	613218.69	7453133.36	865.57	49.0	-90.0	166.73
AR-18	BCMC	Core	Arctic	613606.09	7452924.13	975.60	49.0	-90.0	102.41
AR-19	BCMC	Core	Arctic	613352.58	7452860.31	869.35	49.0	-90.0	222.50
AR-20	BCMC	Core	Arctic	612986.85	7452753.97	733.90	49.0	-90.0	212.75
AR-21	BCMC	Core	Arctic	612981.32	7452992.23	767.88	49.0	-90.0	153.01
AR-22	BCMC	Core	Arctic	613242.15	7452652.54	824.03	49.0	-90.0	307.24
AR-23	BCMC	Core	Arctic	612991.97	7452598.34	758.01	49.0	-90.0	317.91
AR-24	BCMC	Core	Arctic	612867.03	7452861.29	717.01	49.0	-90.0	143.56
AR-25	BCMC	Core	Arctic	612735.79	7452871.60	689.70	49.0	-90.0	118.87
AR-26	BCMC	Core	Arctic	613679.95	7452707.31	871.55	49.0	-90.0	73.76
AR-27	BCMC	Core	Arctic	613202.72	7452467.43	845.79	49.0	-90.0	484.02
AR-28	BCMC	Core	Arctic	613728.24	7452583.04	833.41	49.0	-90.0	153.92
AR-29	BCMC	Core	Arctic	612694.57	7452688.05	696.32	173.2	-90.0	217.93
AR-30	BCMC	Core	Arctic	613363.81	7452636.33	896.84	74.7	-90.0	272.80
AR-31	BCMC	Core	Arctic	612823.28	7452558.76	777.54	23.2	-90.0	340.46
AR-32	BCMC	Core	Arctic	613466.91	7452929.78	925.37	49.6	-90.0	256.64
AR-33	BCMC	Core	Arctic	612167.71	7452753.46	588.36	64.6	-90.0	406.60
AR-34	BCMC	Core	Arctic	613238.31	7452845.82	823.94	47.6	-90.0	256.64
AR-34A	1975 BCMC	Core	Arctic	613234.16	7452852.49	824.20	49.0	-90.0	229.58
AR-34B	1975 BCMC	Core	Arctic	613232.18	7452857.98	823.94	49.0	-90.0	221.59
AR-34C	1975 BCMC	Core	Arctic	613231.26	7452863.85	824.21	49.0	-90.0	218.24
AR-35	BCMC	Core	Arctic	613454.50	7452791.89	913.97	49.0	-90.0	300.53
AR-36	BCMC	Core	Arctic	613727.05	7452805.21	896.60	64.6	-90.0	288.95

Hole ID	Program	Type	Area	UTM East	UTM North	Elevation	Azimuth	Dip	Depth
AR-37	BCMC	Core	Arctic	613381.45	7452488.94	912.05	35.6	-90.0	397.76
AR-38	BCMC	Core	Arctic	613536.88	7452732.49	955.46	44.6	-90.0	213.36
AR-39	BCMC	Core	Arctic	613450.42	7453276.37	977.01	39.6	-90.0	282.24
AR-40	BCMC	Core	Arctic	613603.41	7452918.68	976.18	83.6	-90.0	293.83
AR-41	BCMC	Core	Arctic	613643.31	7453181.73	918.21	84.6	-90.0	285.29
AR-42	BCMC	Core	Arctic	613339.19	7453236.90	926.84	55.6	-90.0	242.32
AR-43	BCMC	Core	Arctic	613548.57	7453098.16	976.12	92.6	-90.0	301.75
AR-44	BCMC	Core	Arctic	613381.29	7453073.54	906.02	78.6	-90.0	257.25
AR-45	BCMC	Core	Arctic	613455.88	7453457.47	964.14	25.6	-90.0	206.04
AR-46	BCMC	Core	Arctic	613088.19	7453122.49	827.17	4.6	-90.0	142.04
AR-46A	1975 BCMC	Core	Arctic	613089.77	7453117.78	827.20	49.0	-90.0	103.33
AR-46B	1975 BCMC	Core	Arctic	613086.19	7453125.51	827.29	49.0	-90.0	107.59
AR-47	BCMC	Core	Arctic	613399.00	7453365.69	964.94	56.6	-90.0	180.44
AR-48	BCMC	Core	Arctic	613064.38	7453272.34	813.76	49.0	-90.0	78.03
AR-48A	1975 BCMC	Core	Arctic	613063.92	7453274.79	814.03	49.0	-90.0	43.89
AR-48B	1975 BCMC	Core	Arctic	613063.82	7453278.71	813.91	49.0	-90.0	46.02
AR-49	BCMC	Core	Arctic	613151.88	7452791.78	789.40	53.6	-90.0	254.81
AR-50	1976 BCMC	Core	Arctic	613111.93	7453345.79	830.52	81.5	-90.0	49.68
AR-51	1976 BCMC	Core	Arctic	613043.65	7453206.12	806.04	45.5	-90.0	102.11
AR-52	1976 BCMC	Core	Arctic	612983.17	7453123.47	790.29	27.5	-90.0	76.20
AR-53	1976 BCMC	Core	Arctic	613208.57	7453358.10	867.19	49.5	-90.0	84.12
AR-54	1976 BCMC	Core	Arctic	612990.06	7453219.83	789.22	75.5	-90.0	44.44
AR-55	1976 BCMC	Core	Arctic	612972.43	7453294.20	780.59	71.5	-90.0	35.30
AR-56	1976 BCMC	Core	Arctic	613017.43	7453355.50	787.91	41.5	-90.0	45.72
AR-57	1976 BCMC	Core	Arctic	612931.11	7453192.85	766.79	31.5	-90.0	39.62
AR-58	1977 BCMC	Core	Arctic	612994.15	7452864.89	752.85	37.5	-90.0	192.94
AR-59	1977 BCMC	Core	Arctic	612819.71	7452944.29	720.82	29.5	-90.0	100.89
AR-60	1979 BCMC	Core	Arctic	613267.15	7452931.28	843.79	87.4	-90.0	230.12
AR-61	1979 BCMC	Core	Arctic	612827.00	7452825.54	695.97	25.4	-90.0	140.82
AR-62	1977 BCMC	Core	Arctic	613107.54	7453001.93	814.27	30.4	-90.0	202.69
AR-63	1981 BCMC	Core	Arctic	613818.50	7452022.06	551.25	24.3	-90.0	457.81
AR-64	1982 BCMC	Core	Arctic	613458.75	7453329.39	985.39	44.2	-90.0	256.03
AR-65	1982 BCMC	Core	Arctic	613270.81	7452514.80	856.70	37.2	-90.0	94.49
AR-66	1982 BCMC	Core	Arctic	613706.35	7452984.73	976.34	82.2	-86.0	45.72
AR-67	1982 BCMC	Core	Arctic	613073.56	7452508.01	803.00	4.2	-90.0	97.54
AR-68	1983 BCMC	Core	Arctic	613660.81	7452504.22	885.44	0.0	-90.0	153.01
AR-69	1984 BCMC	Core	Arctic	613200.71	7453405.97	865.63	49.0	-90.0	48.46
AR-70	1984 BCMC	Core	Arctic	612533.16	7452691.80	662.94	49.0	-90.0	204.22
AR-71	1986 BCMC	Core	Arctic	612424.33	7452684.57	624.48	0.0	-90.0	184.40
AR-72	1998	Core	Arctic	613319.89	7453038.75	878.94	0.0	-90.0	263.35
AR-73	1998	Core	Arctic	613248.65	7452746.37	820.68	0.0	-90.0	301.75
AR-74	1998	Core	Arctic	613291.56	7452883.10	846.69	0.0	-90.0	263.65
AR-75	1998	Core	Arctic	613174.16	7452944.89	821.62	0.0	-90.0	242.93
AR-76	1998	Core	Arctic	611773.01	7452502.28	593.84	80.0	-45.0	192.18
AR-77	1998	Core	Arctic	611772.01	7452502.23	593.90	80.0	-70.0	258.78
AR04-0078	2004	Core	Arctic	613302.22	7452802.65	842.32	0.0	-90.0	284.37
AR04-0079	2004	Core	Arctic	613265.55	7452930.27	843.93	0.0	-90.0	226.61

Hole ID	Program	Type	Area	UTM East	UTM North	Elevation	Azimuth	Dip	Depth
AR04-0080	2004	Core	Arctic	613203.03	7453401.70	863.78	0.0	-90.0	49.68
AR04-0081	2004	Core	Arctic	613455.06	7452796.27	913.58	160.0	-55.0	270.35
AR04-0082	2004	Core	Arctic	613454.69	7452796.74	913.57	0.0	-90.0	153.31
AR04-0083	2004	Core	Arctic	613452.99	7452798.41	913.59	340.0	-65.0	340.46
AR04-0084	2004	Core	Arctic	612288.03	7453746.90	684.33	20.0	-70.0	434.64
AR04-0085	2004	Core	Arctic	613107.22	7452624.43	778.46	30.0	-75.0	322.17
AR04-0086	2004	Core	Arctic	613315.86	7452870.86	855.20	0.0	-90.0	261.51
AR04-0087	2004	Core	Arctic	613592.84	7452895.88	975.54	160.0	-65.0	265.32
AR04-0088	2004	Core	Arctic	613590.58	7452895.36	975.54	195.0	-65.0	387.55
AR05-0089	2005	Core	Arctic	613129.00	7452561.00	799.00	0.0	-90.0	373.98
AR05-0090	2005	Core	Arctic	613241.00	7452575.00	830.50	0.0	-90.0	416.66
AR05-0091	2005	Core	Arctic	613361.13	7452589.57	913.58	0.0	-90.0	465.43
AR05-0092	2005	Core	Arctic	613456.54	7452796.62	913.50	0.0	-90.0	167.03
AR05-0093	2005	Core	Arctic	613455.63	7452794.60	913.50	0.0	-90.0	369.72
AR05-0094	2005	Core	Arctic	613605.68	7452910.56	980.00	0.0	-90.0	444.39
AR05-0095	2005	Core	Arctic	613466.88	7452929.78	930.00	39.9	-69.5	321.86
AR05-0096	2005	Core	Arctic	612320.00	7452905.00	600.00	0.0	-90.0	154.83
AR05-0097	2005	Core	Arctic	613457.20	7453139.70	930.00	0.0	-90.0	316.38
EC-01	1976 Anaconda	Core	Arctic	613351.72	7453844.07	959.26	0.0	-90.0	148.74
EC-02	1977 Anaconda	Core	Arctic	613200.60	7453850.82	893.98	0.0	-90.0	340.16
EC-03	1976 Anaconda	Core	Arctic	613469.69	7453831.95	1004.40	0.0	-90.0	178.00
EC-04	1979 Anaconda	Core	Arctic	612259.67	7453749.00	701.89	0.0	-90.0	214.58
EC-05	1980 Anaconda	Core	Arctic	612356.05	7453893.46	694.21	45.0	-55.0	182.88
EC-06	1981 Anaconda	Core	Arctic	612397.15	7453947.73	691.50	45.0	-58.0	174.04
EC-07	1982 Anaconda	Core	Arctic	612595.60	7453910.91	655.56	0.0	-90.0	182.88

Appendix D
Drillhole Assay Statistics

Appendix E
Variograms

22 Date and Signature Page (Item 24)

The undersigned have duly executed the NovaGold Resources Inc., NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit, AK with an effective date of January 31, 2008.

Dated this 12th Day of February, 2008.

Per:

/s/ Neal Rigby (signed)
Dr. Neal Rigby, CEng, MIMMM, PhD
Qualified Person

Per:

/s/ Russ White (signed)
Russ White, P.Geo.
Qualified Person